Form 10-K, Exhibit 13
period 1998-12-31
UNION COMMUNITY BANCORP
filed 1999-03-31
CIK 1046183

Message to Shareholders...................................................    1
Selected Consolidated Financial Data......................................    2
Management's Discussion and Analysis......................................    3
Report of Independent Auditor.............................................   19
Consolidated Balance Sheet................................................   20
Consolidated Statement of Income..........................................   21
Consolidated Statement of Shareholders' Equity............................   22
Consolidated Statement of Cash Flows......................................   23
Notes to Consolidated Financial Statements................................   24
Directors and Officers....................................................   40
Shareholder Information...................................................   42

================================================================================
         Union Community Bancorp (the "Holding Company" and together with the Association, as defined below, the "Company") is an Indiana corporation organized in September, 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Union Federal Savings and Loan Association ("Union Federal" or the "Association") in connection with the Association's conversion from mutual to stock form. The Holding Company became the Association's holding company on December 29, 1997; therefore, all historical financial and other data contained for periods prior to December 29, 1997 herein relate solely to the Association while historical financial and other data contained herein for the period after December 29, 1997 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Association.

         The Association is a federal savings and loan association which conducts its business from a full-service office located in Crawfordsville, Indiana. The Association offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Association's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Montgomery County. The Association also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, and installment loans. The Association derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

TO OUR SHAREHOLDERS:

On behalf of our employees and Board of Directors, I take great pleasure in providing you with the 1998 Annual Report to Shareholders of Union Community Bancorp, the holding company for Union Federal Savings and Loan Association.

We have now completed one year as a stock company and look forward to the future with great enthusiasm.

The Board of Directors, officers and employees of Union Community remain committed to enhancing the value of your investment with us. To that end, the Board increased the quarterly dividends paid by Union Community throughout 1998 and authorized the repurchase of shares of Union Community's outstanding common stock. During November 1998, we repurchased 5% of our outstanding common stock, and we have received approval from the Office of Thrift Supervision to repurchase up to an additional 10% of our outstanding common stock during 1999. These share repurchases reduce the number of our outstanding shares of common stock, which is intended to improve the book value of the remaining outstanding shares and positively impact our return on equity.

We also introduced several new products and services during 1998, including home equity loans, commercial loans and commercial lines of credit. We also increased our electronic banking during 1998 by adding two new automatic teller machines. We expect to further expand our ATM network in the future and to increase our participation in debit card programs. In addition, we hope to expand the types of checking accounts that we currently offer to our customers.

We appreciate the continued support and confidence of our customers and shareholders as we look to the future. Remember, this is your financial institution, so be sure to use us for all of your personal and business needs and to recommend us to your friends and neighbors.




                                             Sincerely,


                                             /s/ Joseph E. Timmons
                                             Joseph E. Timmons,
                                             President & Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                     UNION COMMUNITY BANCORP AND SUBSIDIARY

     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.



                                                                              At  December 31,
                                                      ----------------------------------------------------------
                                                       1998         1997         1996         1995         1994
                                                       ----         ----         ----         ----         ----
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................  $108,162      $132,040      $82,789      $73,631       $72,540
Loans, net.........................................    90,900        78,436       72,697       61,279        60,059
Cash and interest-bearing deposits
     in other banks (1)............................     6,191        44,781        1,465        1,993         1,329
Investment securities held to maturity.............     8,026         5,820        5,747        7,423         7,985
Deposits...........................................    64,846        62,258       60,436       57,407        54,886
Stock subscriptions refundable.....................       ---        22,687          ---          ---           ---
Borrowings.........................................     1,793         3,573        7,880        2,642         4,943
Shareholders' equity...............................    40,531        42,906       13,910       13,024        12,033

                                                                           Year Ended December 31,
                                                        1998          1997         1996         1995         1994
                                                       ------        ------      -------      -------        ------
Summary of Operating Data:
Total interest and dividend income.................    $8,105        $6,801       $6,112       $5,729        $5,249
Total interest expense.............................     3,415         3,836        3,424        3,148         2,507
                                                       ------        ------      -------      -------        ------
   Net interest income.............................     4,690         2,965        2,688        2,581         2,742
Provision for loan losses..........................       110           165           48           24            24
                                                       ------        ------      -------      -------        ------
   Net interest income after provision
     for loan losses...............................     4,580         2,800        2,640        2,557         2,718
                                                       ------        ------      -------      -------        ------
Other income (losses):
   Equity in losses of limited partnership.........      (121)         (158)        (173)        (249)          (54)
   Other...........................................        73            62           57           32            14
                                                       ------        ------      -------      -------        ------
     Total other losses............................       (48)          (96)        (116)        (217)          (40)
                                                       ------        ------      -------      -------        ------
Other expenses:
   Salaries and employee benefits..................       850           480          461          481           489
   Legal and professional fees.....................       128            34           29           47            21
   Net occupancy expenses..........................        39            39           39           66            44
   Equipment expenses..............................        28            22           20           20            17
   Deposit insurance expense.......................        46            31          495          127           126
   Other...........................................       373           355          258          281           187
                                                       ------        ------      -------      -------        ------
     Total other expenses..........................     1,464           961        1,302        1,022           884
                                                       ------        ------      -------      -------        ------
Income before income taxes and cumulative effect
   of change in accounting principle...............     3,068         1,743        1,222        1,318         1,794
Income taxes.......................................     1,094           545          336          326           639
                                                       ------        ------      -------      -------        ------
   Net income......................................    $1,974        $1,198      $   886      $   992        $1,155
                                                       ======        ======      =======      =======        ======

Table continued on following page


                                                                           Year Ended December 31,
                                                          1998         1997         1996         1995         1994
Supplemental Data:
Interest rate spread during period.................       2.23          %2.55        %2.54        %2.69        %3.25       %
Net yield on interest-earning assets (2) ..........       4.42           3.50         3.53         3.67         4.01
Return on assets (3)...............................       1.82           1.38         1.13         1.36         1.63
Return on equity (4)...............................       4.65           8.10         6.54         7.84         10.02
Other expenses to average assets (5)...............       1.35           1.11         1.66         1.41         1.25
Equity to assets (6)...............................      37.47           32.49        16.80        17.69        16.59
Average interest-earning assets to average
   interest-bearing liabilities....................     167.89           120.98       121.94       121.83       120.63
Non-performing assets to total assets (6)..........        .32           .07          .59           .21         .20
Allowance for loan losses to total loans
   outstanding (6).................................        .40           .32          .22           .18         .15
Allowance for loan losses to
   non-performing loans (6)........................     103.72           484.62       32.52        71.15        60.84
Net charge-offs to average
   total loans outstanding ........................         ---          .10           ---          ---          ---
Number of full service offices (6).................          1          1            1            1            1

(1) Includes certificates of deposit in other financial institutions.
(2) Net interest income divided by average interest-earning assets.
(3) Net income divided by average total assets.
(4) Net income divided by average total equity.
(5) Other expenses divided by average total assets.
(6) At end of period.
================================================================================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Holding Company was incorporated for the purpose of owning all of the outstanding shares of Union Federal. The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

         1.       Management's   determination   of  the  amount  of  loan  loss
                  allowance;

         2.       The effect of changes in interest rates;

         3.       Changes in deposit insurance premiums; and

         4. Proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts.

Average Balances and Interest Rates and Yields

         The following tables present for the years ended December 31, 1998, 1997 and 1996, the balances, interest rates and average monthly balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                                     AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                      Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                               1998                            1997                             1996
                                    -----------------------------  --------------------------------  -------------------------------
                                    Average              Average   Average               Average     Average                Average
                                    Balance Interest(1) Yield/Cost Balance  Interest(1)  Yield/Cost  Balance  Interest(1) Yield/Cost
                                    ------- ----------  ---------- -------  -----------  ----------  -------  ----------- ----------
                                                                 (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-earning deposits.......$11,441   $   600      5.24%   $3,821       $246       6.44%     $   959      $   67        6.99%
   Mortgage-backed securities
     held to maturity..............  3,304       257      7.78     2,421        214       8.84        3,061         263        8.59
   Other investment securities
     held to maturity..............  4,301       257      5.98     3,487        197       5.65        3,169         175        5.52
   Loans receivable (2)............ 86,421     6,932      8.02    74,382      6,090       8.19       68,346       5,562        8.14
   FHLB stock......................    735        59      8.03       676         54       7.99          576          45        7.81
     Total interest-earning assets.106,202     8,105      7.63    84,787      6,801       8.02       76,111       6,112        8.03
Non-interest earning assets, net of
   allowance for loan losses.......  2,030                         2,039                              2,152
     Total assets.................$108,232                       $86,826                          $  78,263

Liabilities and shareholder's equity:
Interest-bearing liabilities:
   Savings deposits................ $3,466       139      4.01    $3,845        159       4.14    $   3,754         148        3.94
   Interest-bearing demand......... 11,920       496      4.16    10,350        444       4.29        9,061         369        4.07
   Certificates of deposit......... 46,999     2,729      5.81    47,403      2,764       5.83       46,035       2,716        5.90
   Stock subscriptions refundable..    ---       ---       ---     2,737        130       4.75          ---         ---         ---
   FHLB advances...................    873        51      5.84     5,748        339       5.90        3,566         191        5.36
     Total interest-bearing
          liabilities.............. 63,258     3,415      5.40    70,083      3,836       5.47       62,416       3,424        5.49
Other liabilities..................  2,504                         1,960                              2,303
     Total liabilities............. 65,762                        72,043                             64,719
Shareholders' equity............... 42,470                        14,783                             13,544
     Total liabilities and
         shareholders' equity.....$108,232                       $86,826                          $  78,263
Net interest-earning assets........$42,944                       $14,704                          $  13,695
Net interest income................           $4,690                         $2,965                              $2,688
Interest rate spread (3)...........                       2.23%                           2.55%                                2.54%
Net yield on weighted average
   interest-earning assets (4).....                       4.42%                           3.50%                                3.53%
   Average interest-earning assets to
   average interest-bearing liabilities   167.89%                 120.98%                            121.94%

(1) Interest income on loans receivable includes loan fee income of $88,000 for the year ended December 31, 1998 and $97,000 for each of the years ended December 31, 1997 and 1996.

(2)      Total loans less loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. The Company's net interest income is determined by the interest rate spread between the yields the Company earns on interest-earning assets and the rates it pays on interest-bearing liabilities, and by the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods and as of the dates shown. Average balances are based on average month-end balances. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.


                                                       At December 31,                Year Ended December 31,
                                                            1998                1998           1997        1996
                                                            ----               ----           ----         ----
Weighted average interest rate earned on:
   Interest-earning deposits.......................         4.60%              5.24%          6.44%        6.99%
   Mortgage-backed securities held to maturity.....         7.44               7.78           8.84         8.59
   Other investment securities held to maturity....         6.30               5.98           5.65         5.52
   Loans receivable................................         7.85               8.02           8.19         8.14
   FHLB stock......................................         8.00               8.03           7.99         7.81
     Total interest-earning assets.................         7.58               7.63           8.02         8.03

Weighted average interest rate cost of:
   Savings deposits................................         4.00               4.01           4.14         3.94
   Interest-bearing demand.........................         4.52               4.16           4.29         4.07
   Certificates of deposit.........................         5.73               5.81           5.83         5.90
   Stock subscriptions refundable..................          ---                ---           4.75          ---
   FHLB advances...................................         5.71               5.84           5.90         5.36
     Total interest-bearing liabilities............         5.41               5.40           5.47         5.49
Interest rate spread (1)...........................         2.18               2.23           2.55         2.54
Net yield on weighted average
   interest-earning assets (2).....................          N/A               4.42           3.50         3.53

(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.


                                                                         Increase (Decrease) in Net Interest Income
                                                                   ----------------------------------------------------
                                                                                                                 Total
                                                                    Due to                Due to                  Net
                                                                     Rate                 Volume                Change
                                                                                      (In thousands)
Year ended December 31, 1998 compared
to year ended December 31, 1997
   Interest-earning assets:
     Interest-earning deposits..................................   $   (53)                  $407                  $354
     Mortgage-backed securities held to maturity................       (28)                    71                    43
     Other investment securities held to maturity...............        12                     48                    60
     Loans receivable...........................................      (126)                   968                   842
     FHLB stock.................................................       ---                      5                     5
                                                                    ------                  -----              --------
       Total....................................................      (195)                 1,499                 1,304
                                                                    ------                  -----              --------
   Interest-bearing liabilities:
     Savings deposits...........................................        (5)                   (15)                  (20)
     Interest-bearing demand....................................       (14)                    66                    52
     Certificates of deposit....................................       (12)                   (23)                  (35)
     Stock subscriptions refundable.............................       ---                   (130)                 (130)
     FHLB advances..............................................        (3)                  (285)                 (288)
                                                                    ------                  -----              --------
       Total....................................................       (34)                  (387)                 (421)
                                                                    ------                  -----              --------
   Net change in net interest income............................    $ (161)                $1,886                $1,725
                                                                    ======                 ======                ======
Year ended December 31, 1997 compared
to year ended December 31, 1996
   Interest-earning assets:
     Interest-earning deposits..................................    $   (6)                 $ 185             $     179
     Mortgage-backed securities held to maturity................         7                    (56)                  (49)
     Other investment securities held to maturity...............         4                     18                    22
     Loans receivable...........................................        34                    494                   528
     FHLB stock.................................................         1                      8                     9
                                                                    ------                  -----              --------
       Total....................................................        40                    649                   689
                                                                    ------                  -----              --------
   Interest-bearing liabilities:
     Savings deposits...........................................         7                      4                    11
     Interest-bearing demand....................................        20                     55                    75
     Certificates of deposit....................................       (32)                    80                    48
     Stock subscriptions refundable.............................       ---                    130                   130
     FHLB advances..............................................        21                    127                   148
                                                                    ------                  -----              --------
       Total....................................................        16                    396                   412
                                                                    ------                  -----              --------
   Net change in net interest income............................    $   24                  $ 253              $    277
                                                                    ======                  =====              ========
Year ended December 31, 1996 compared
to year ended December 31, 1995
   Interest-earning assets:
     Interest-earning deposits..................................   $     5                 $   (9)           $       (4)
     Mortgage-backed securities held to maturity................         3                    (61)                  (58)
     Other investment securities held to maturity...............       (10)                   (42)                  (52)
     Loans receivable...........................................      (108)                   604                   496
     FHLB stock.................................................       ---                      1                     1
                                                                    ------                  -----              --------
       Total....................................................      (110)                   493                   383
                                                                    ------                  -----              --------
   Interest-bearing liabilities:
     Savings deposits...........................................        (2)                     4                     2
     Interest-bearing demand....................................       (36)                    20                   (16)
     Certificates of deposit....................................        68                    143                   211
     FHLB advances..............................................       (14)                    93                    79
                                                                    ------                  -----              --------
       Total....................................................        16                    260                   276
                                                                    ------                  -----              --------
   Net change in net interest income............................    $ (126)                 $ 233              $    107
                                                                    ======                  =====              ========

Financial Condition at December 31, 1998 Compared to Financial Condition at December 31, 1997

     Total assets decreased $23.9 million, or 18.1% at December 31, 1998, compared to December 31, 1997. The decline was primarily in cash and cash equivalents, which decreased $38.6 million as the result of the Company's payment of the stock subscriptions refundable of $22.7 million at December 31, 1997. This decrease in cash and cash equivalents was offset by increases in net loans and investment securities held to maturity. Net loans increased $12.5 million, or 15.9%, due primarily to an increase in customer demand. Investment securities held to maturity increased by $2.2 million, or 37.9%.

     Average assets increased $21.4 million from $86.8 million for the year ended December 31, 1997, to $108.2 million for the year ended December 31, 1998, an increase of 24.7%. Average interest-earning assets represented 97.7% of average assets for the period ended December 31, 1997 compared to 98.1% for the period ended December 31, 1998. Although the average of each interest-earning asset increased during 1998, average interest-earning deposits and loans experienced the largest increases amounting to $7.6 million and $12.0 million, or 199.4% and 16.2%, respectively. The increase in average interest-earning assets was a result of the proceeds received from the stock conversion in the fourth quarter of 1997. Average interest-earning assets as a percentage of average interest-bearing liabilities were 121.0% for 1997 and 167.9% for 1998.

     Loans and Allowance for Loan Losses. Average loans increased $12.0 million, or 16.2%, from the period ended December 31, 1997 to December 31, 1998. The growth in loans was funded by stock conversion proceeds. Average loans were $74.4 million for the 1997 period and $86.4 million for the 1998 period. The allowance for loan losses as a percentage of total loans increased from .32% to
 .40% due to an increase in the allowance for loan losses from $252,000 at December 31, 1997 to $362,000 at December 31, 1998. The increase in the allowance for loan losses was a result of a $110,000 provision for loan losses for the year ended December 31, 1998. This increase in the allowance was due to loan growth and an increase in non-performing loans. The ratio of the allowance for loan losses to non-performing loans was 484.6% at December 31, 1997 compared to 103.7% at December 31, 1998. Nonperforming loans increased from $52,000 at December 31, 1997 to $349,000 at December 31, 1998. Included in nonperforming loans at December 31, 1998 were $322,000 of impaired loans.

     Deposits. Deposits increased $2.6 million to $64.8 million during 1998, an increase of 4.2%. Increased deposits were utilized to fund loan growth.
Certificates of deposits accounted for the majority of the growth with an increase of $2.6 million, or 5.7%, during this period. Average total deposits increased $787,000, or 1.3%, from $61.6 million for the year ended December 31, 1997 compared to $62.4 million for the year ended December 31, 1998.

     Borrowed Funds. Borrowed funds decreased $1.8 million, or 49.8%, from December 31, 1997 to December 31, 1998. The decline in total borrowed funds was comprised of a decrease in FHLB advances of $1.6 million, 67.5%, and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $179,000, or 14.9%. The note to Pedcor was used to fund an investment in the Pedcor low-income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. Due to the conversion proceeds available to fund loan growth, it was not necessary to renew advances as they matured. Average FHLB advances decreased to $873 million for 1998 compared to $5.7 million for 1997, a decrease of $4.9 million, or 84.8%.

     Shareholders' Equity. Shareholders' equity decreased $2.4 million from $42.9 million at December 31, 1997 to $40.5 million at December 31, 1998. The decrease was primarily due to the $1.8 million contribution made to fund the recognition and retention compensation plan, stock repurchases of $1.9 million and cash dividends of $1.3 million. These decreases were offset by net income for the year ended December 31, 1998 of $2.0 million, Employee Stock Ownership Plan shares earned of $149,000 and unearned compensation amortization of $114,000.

Financial Condition at December 31, 1997 Compared to Financial Condition at December 31, 1996

         Total assets increased $49.3 million, or 59.5% at December 31, 1997, compared to December 31, 1996. The largest increases were primarily in cash and cash equivalents which increased $43.3 million, and net loans which increased $5.7 million. The increase in cash and cash equivalents was principally in short-term interest-bearing deposits due to net proceeds from the conversion and stock subscriptions refundable. Net proceeds of the Holding Company's stock issuance, after costs and excluding the shares issued for the ESOP, were $27.8 million and stock subscriptions refundable were $22.7 million. The increase in net loans was principally in real estate mortgage loans, and a result of increased customer demand.

         Average assets increased $8.5 million from $78.3 million for the period ended December 31, 1996, to $86.8 million for the period ended December 31, 1997, an increase of 10.9%. Average interest-earning assets represented 97.3% of average assets for the period ended December 31, 1996 compared to 97.7% for the period ended December 31, 1997. Although the average of most interest-earning assets increased during 1997, average loans experienced the largest increase amounting to $6.0 million, or 8.8%, compared to 1996. Average interest-earning assets as a percentage of average interest-bearing liabilities were 121.9% for 1996 and 121.0% for 1997.

         Average balances of mortgage-backed securities held to maturity decreased $640,000, or 20.9%, from December 31, 1996 to December 31, 1997 as a result of principal repayments, while other investment securities held to maturity increased $318,000, or 10.0%, from $3.2 million for the period ended December 31, 1996 to $3.5 million for the period ended December 31, 1997 due to purchases. Although no mortgage-backed securities have been purchased for several years, mortgage-backed securities have been purchased on occasion and are considered for purchase on an ongoing basis because such instruments offer liquidity and lower credit risk than other types of investments. The primary risk associated with these instruments is that in a declining interest rate environment the prepayment level of the loans underlying these securities will accelerate, which reduces the effective yield and exposes the association to interest rate risk on the prepaid amounts. In an increasing rate environment, the primary risk associated with these securities is that the fixed-rate portion of such securities will not adjust to market rates which reduces our spread.
See "Business -- Investments -- Mortgage-Backed Securities."

         Loans and Allowance for Loan Losses. Average loans increased $6.0 million, or 8.8%, from the period ended December 31, 1996, to December 31, 1997. The growth in loans was in part funded by increased average deposits of $2.7 million and increased average FHLB advances of $2.2 million. Average loans were $68.3 million for the 1996 period and $74.4 million for the 1997 period. The allowance for loan losses as a percentage of total loans increased from .22% to
 .32% due to an increase in the allowance for loan losses from $159,000 at December 31, 1996 to $252,000 at December 31, 1997. The increase in our allowance for loan losses was a result of a $165,000 provision for loan losses for the year ended December 31, 1997 offset by a $72,000 charge-off. The ratio of the allowance for loan losses to non-performing loans was 32.5% at December 31, 1996 compared to 484.6% at December 31, 1997. Nonperforming loans decreased
from   $489,000  at  December   31,  1996  to  $52,000  at  December  31,  1997.
Nonperforming loans of $203,000 were transferred to foreclosed real estate during the period ended December 31, 1997 and a charge-off of $72,000 relating to a multi-family loan was taken at the time of the transfer. In response to this loss, the risk factor used to calculate the necessary allowance for loan losses related to loans secured by multi-family and commercial real estate was increased. Union Federal has experienced minimal residential loan losses in the past with no losses recorded in over five years and does not expect this experience in this area to change in future years; therefore, the risk factor used on the residential loan portfolio has not been adjusted.

         Deposits. Deposits increased $1.8 million to $62.3 million during 1997, an increase of 3.0%. Increased deposits were utilized to fund loan growth. Demand and savings deposits increased $2.7 million, or 20.1%, between December 31, 1996 and December 31, 1997. Certificates of deposits decreased $874,000, or 1.9%, during this period. Average total deposits increased $2.7 million, or 4.6%, from $58.9 million for the year ended December 31, 1996 compared to $61.6 million for the year ended December 31, 1997.

         Borrowed Funds. Borrowed funds decreased $4.3 million, or 54.7%, from December 31, 1996 to December 31, 1997. The decline in total borrowed funds was comprised of a decrease in FHLB advances of $4.1 million, 63.4%, and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $198,000, or 14.0%. The note to Pedcor was used to fund an investment in the Pedcor low-income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. Average FHLB advances increased to $5.7 million for 1997 compared to $3.6 million for 1996, an increase of $2.1 million, or 58.3%.

         Shareholders' Equity. Shareholders' equity increased $29.0 million from $13.9 million at December 31, 1996 to $42.9 million at December 31, 1997. The increase was due to net proceeds of the Holding Company's stock issuance, after costs and excluding the shares issued for the ESOP, of $27.8 million and net income for 1997 of $1.2 million.

Comparison of Operating Results For Years Ended December 31, 1998 and 1997

         General. Net income increased $776,000, or 64.8%, from $1.2 million for the year ended December 31, 1997 to $2.0 million for the year ended December 31, 1998. The increase was primarily due to an increase in net interest income which was primarily attributable to the Company's stock issuance on December 29, 1997 which resulted in net proceeds to the Company in the amount of approximately $27.8 million after costs and excluding the shares issued for the Employee Stock Ownership Plan. The Company primarily used the proceeds of the stock offering to invest in loans and short-term interest-bearing deposits and for the repayment of Federal Home Loan Bank advances, which resulted in increased net interest income. The return on average assets was 1.82% and 1.38 % for the years ended December 31, 1998 and 1997, respectively.

         Interest Income. Our total interest income was $8.1 million for 1998 compared to $6.8 million for 1997. The increase in interest income was due primarily to an increase in volume. Average earning assets increased $21.4 million, or 25.3%, from $84.8 million for 1997 compared to $106.2 million for 1998. The average yield on interest-earning assets decreased from 8.0% for the year ended December 31, 1997 to 7.6% for the comparable period in 1998.

         Interest Expense. Interest expense decreased $421,000, or 11.0%, for the year ended December 31, 1998 compared to the year ended December 31, 1997. Average interest-bearing liabilities decreased $6.8 million, or 9.7%, from $70.1 million for the 1997 period to $63.3 million during the 1998 period. Average deposits increased by $787,000, or 1.3%, from $61.6 million for the 1997 period to $62.4 million for the 1998 period. Average FHLB advances decreased $4.9 million, or 84.8%, from $5.8 million for the 1997 period to $873,000 during the 1998 period.

         Net Interest Income. Net interest income increased $1.7 million, or 58.2%, for the year ended December 31, 1998 compared to the year ended December 31, 1997. $1.9 million of the increase was primarily due to the increase in volume of earning assets. The net yield of weighted average interest-earning assets was 4.4% for the year ended December 31, 1998 compared to 3.5% for the comparable 1997 period.

         Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1998 was $110,000 compared to $165,000 for the same period in 1997. The provision and the related increase in the allowance for loan losses were considered adequate, based on growth, size, condition and components of the loan portfolio.

         Other Losses. Other losses decreased $48,000, or 50.0%, for the year ended December 31, 1998 compared to the 1997 period primarily due to decreased losses of $37,000 from Union Federal's investment in a low-income housing income tax credit limited partnership. The investment in the limited partnership represents a 99% equity in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low-income housing income tax credits in the amount of $178,000 for both 1998 and 1997 was recorded.

         Salaries and Employee Benefits. Salaries and employee benefits were $850,000 for the year ended December 31, 1998 compared to $480,000 for the 1997 period, an increase of $370,000, or 77.1%. This increase resulted primarily from $263,000 of compensation expense related to the ESOP and the recognition and retention compensation plan. The remaining increase resulted from an increase in the number of full-time equivalent employees and normal increases in employee compensation and related payroll taxes.

         Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses increased $6,000, or 9.8%, during 1998 compared to 1997.

         Deposit Insurance Expense. Deposit insurance expense increased $15,000, or 48.4%, from $31,000 for the year ended December 31, 1997 to $46,000 for the same period in 1998.

         Legal and Professional Fees. Legal and professional fees were $128,000 for the year ended December 31, 1998 compared to $34,000 for the 1997 period, an increase of $94,000. This increase was a result of the additional expenses incurred as a public company.

         Other Expense. Other expenses, consisting primarily of expenses related to service center fees, advertising, directors' fees, supervisory examination fees, supplies, and postage increased $18,000, or 5.1% for 1998 compared to 1997. The increase resulted from nominal increases in a variety of expense categories.

         Income Tax Expense. Income tax expense increased $549,000, or 100.7%, during 1998 compared to 1997. The increase was directly related to the increase in taxable income for the period. The effective tax rate was 35.7% and 31.2% for the respective 1998 and 1997 periods.

Comparison of Operating Results For Years Ended December 31, 1997 and 1996

         General. Net income increased $312,000, or 35.2%, from $886,000 for the year ended December 31, 1996 to $1,198,000 for the year ended December 31, 1997. The increase is primarily due to an increase in net interest income and a decrease in deposit insurance expense. The return on average assets was 1.38% and 1.13 % for the years ended December 31, 1997 and 1996, respectively.

         Interest Income. Our total interest income was $6.8 million for 1997 compared to $6.1 million for 1996. The increase in interest income was due primarily to an increase in volume. Average earning assets increased $8.7 million, or 11.4%, from $76.1 million for 1996 compared to $84.8 for 1997. The average yield on interest-earning assets decreased slightly from 8.03% for the year ended December 31, 1996 to 8.02% for the comparable period in 1997.

         Interest Expense. Interest expense increased $412,000, or 12.0%, for the year ended December 31, 1997 compared to the year ended December 31,1996. Average interest-bearing liabilities increased $7.7 million, or 12.3%, from $62.4 million for the 1996 period to $70.1 million during the 1997 period. The average balance of each deposit type increased from the 1996 period to the 1997 period with a $2.7 million, or 4.6%, increase in total average deposits. Average FHLB advances increased $2.1 million, or 58.3%, from $3.6 million for the 1996 period to $5.7 million during the 1997 period.

         Net Interest Income. Net interest income increased $277,000, or 10.3%, for the year ended December 31, 1997 compared to the year ended December 31, 1996. The increase was primarily due to the $253,000 increase due to volume increases. The interest spread was 2.55% for the year ended December 31, 1997 compared to 2.54% for the comparable 1996 period.

         Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1997 was $165,000 compared to $48,000 for the same period in 1996. The provision for loan losses increased due to the increase in outstanding loans and the losses recorded in 1997 associated with non-performing loans secured by multi-family real estate. In response to the loss experienced in 1997, the risk factor used on multi-family and commercial real estate loans was increased.

         Other Losses. Other losses decreased $20,000, or 17.2%, for the year ended December 31, 1997 compared to the 1996 period primarily due to decreased losses of $15,000 from our investment in a low-income housing income tax credit limited partnership. The investment in the limited partnership represents a 99% equity in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 1997 and 1996 was recorded.

         Salaries and Employee Benefits. Salaries and employee benefits were $480,000 for the year ended December 31, 1997 compared to $461,000 for the 1996 period, and increase of $19,000, or 4.1%. This increase resulted from the addition of 3 full-time employees to our staff and normal increases in employee compensation and related payroll taxes.

         Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses increased $2,000, or 3.4%, during 1997 compared to 1996.

         Deposit Insurance Expense. Deposit insurance expense decreased $464,000, or 93.7%, from $495,000 for the year ended December 31, 1996 to $31,000 for the same period in 1997. This decrease was due to the one time Savings Association Insurance Fund ("SAIF") special assessment of approximately $362,000 expensed in the fourth quarter of 1996. The recapitalization of SAIF resulted in a decline in the assessment for 1997. Prior to the recapitalization of SAIF, an assessment of $.23 per $100 of deposits was paid. Subsequent to the recapitalization, the assessment was reduced to $.0644 per $100 of deposits.

         Legal and Professional Fees. Legal and professional fees increased $5,000, or 17.2%, during 1997 compared to 1996.

         Other Expense. Other expenses, consisting primarily of expenses related to service center fees, advertising, directors' fees, supervisory examination fees, supplies, and postage increased $97,000, or 37.6% for 1997 compared to 1996. The increase was primarily due to an increase in director fees of $26,000 and a $30,000 charitable contribution. The remaining increase resulted from nominal increases in a variety of expense categories.

         Income Tax Expense. Income tax expense increased $209,000, or 62.2%, during 1997 compared to 1996. The increase was directly related to the increase in taxable income for the period. The effective tax rate was 31.3% and 27.5% for the respective 1997 and 1996 periods.

Liquidity and Capital Resources

      The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 1998.

                                                                             Year Ended December 31,
                                                               ----------------------------------------------------
                                                                 1998                  1997                  1996
                                                               --------               -------               -------
                                                                                 (In thousands)
Operating activities..........................................   $2,355                $1,367               $ 1,088
                                                               --------               -------               -------
Investing activities:
Investment securities
     Proceeds from maturities and paydowns of
     mortgage-backed securities held to maturity..............      607                   639                   676
     Purchases of other investment
       securities held to maturity............................   (9,204)               (1,200)                 (994)
     Proceeds from maturities of
       investment securities held to maturity.................    6,400                   500                 2,000
Purchase of loans.............................................                           (500)               (1,350)
Other net change in loans.....................................  (12,529)               (5,517)              (10,116)
Purchase of FHLB of Indianapolis Stock........................      (37)                 (128)                  (18)       Proceeds
on sale of foreclosed real estate.............................        5                    76                   ---
Purchases of premises and equipment...........................      (18)                  (23)                   (3)
Other investing activities....................................       (2)                   (3)                  ---
                                                               --------               -------               -------
     Net cash used by investing activities....................  (14,778)               (6,156)               (9,805)
                                                               --------               -------               -------
Financing activities:
Net change in
   Interest-bearing demand and savings deposits...............      (28)                2,696                 1,243
   Certificates of deposits...................................    2,616                  (874)                1,786
   Stock subscription escrow accounts.........................  (22,687)               22,687                   ---
Proceeds from borrowings......................................                          1,500                10,500
Repayment of borrowings.......................................   (1,780)               (5,807)               (5,261)
Net change in advances by borrowers
   for taxes and insurance....................................       54                    20                   (79)
Cash dividends................................................     (729)                  ---                   ---
Contribution of unearned compensation ........................   (1,754)                  ---                   ---
Repurchase of common stock....................................   (1,859)                  ---                   ---
Proceeds from sale of common stock, net of costs..............                         27,883                   ---
                                                               --------               -------               -------
     Net cash provided (used) by financing activities.........  (26,167)               48,105                 8,189
                                                               --------               -------               -------
Net increase(decrease) in cash and cash equivalents..........  $(38,590)              $43,316               $  (528)
                                                               ========               =======               =======

      Federal law requires that savings associations maintain an average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS recently amended its regulation that implements this statutory liquidity requirement to reduce the amount of liquid assets a savings association must hold from 5% of net withdrawable accounts and short-term borrowings to 4%. The OTS also eliminated the requirement that savings associations maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings. The revised OTS rule also permits savings associations to calculate compliance with the liquidity requirement based upon their average daily balance of liquid assets during each quarter rather than during each month, as was required under the prior rule. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of December 31, 1998, Union Federal had liquid assets of $8.1 million, and a regulatory liquidity ratio of 10.8%.

      Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 1998, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 1998:

                                                          At December 31, 1998
                                         ---------------------------------------------------------------------------
                                            OTS Requirement                      Union Federal's Capital Level
                                         --------------------              -----------------------------------------
                                           % of                               % of                          Amount
Capital Standard                          Assets        Amount              Assets(1)      Amount          of Excess
----------------                          ------        ------              ---------      ------          ---------
                                                                             (Dollars in thousands)
Tangible capital....................       1.5%         $1,610                28.3%       $30,331           $28,721
Core capital (2)....................       3.0           3,219                28.3         30,331            27,112
Risk-based capital..................       8.0           4,325                56.7         30,693            26,368

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has adopted a core capital requirement for savings associations comparable to that recently adopted by the OCC for national banks. The new regulation, which becomes effective on April 1, 1999, requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal will be in compliance with the revised regulation when it takes effect.

         As of December 31, 1998, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.

Current Accounting Issues

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement requires companies to record derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency- denominated forecasted transaction.

     o For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

     o For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

     o For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

     o For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

     The new Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge.

         SFAS No. 133 amends SFAS No. 52 and  supercedes  SFAS Nos. 80, 105, and
119. SFAS No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from SFAS No. 105. Several Emerging Issues Task Force consensuses are also changed or nullified by the provisions of SFAS No. 133.

         SFAS No. 133 will be effective for all fiscal years beginning after June 15, 1999. Early application is encouraged; however, this Statement may not be applied retroactively to financial statements of prior periods.

         FASB has issued Statement of Financial Accounting Standards No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This Statement establishes accounting standards for certain activities of mortgage banking enterprises and for other enterprises with similar mortgage operations. This Statement amends Statement of Financial Accounting Standards (SFAS) No. 65.

         SFAS No. 65, as previously amended by SFAS Nos. 115 and 125, required a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loan held for sale. This Statement further amends SFAS No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security or other retained interests based on the entity's ability and intent to sell or hold those investments.

         The determination of the appropriate classification for securities retained after the securitization of mortgage loans by a mortgage banking enterprise now conforms to SFAS No. 115. The only requirement the new Statement adds is that if an entity has a sales commitment in place, the security must be classified into trading.

         This Statement is effective for the first fiscal quarter beginning after December 15, 1998. On the date this Statement is initially applied, an entity may reclassify mortgage-backed securities and other beneficial interests retained after the securitization of mortgage loans held for sale from the trading category, except for those with sales commitments in place. Those securities and other interests shall be classified based on the entity's present ability and intent to hold the investments.

Impact of Inflation

         The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

         The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Year 2000 Compliance

         The Company's lending and deposit activities, like those of most financial institutions, depend significantly upon computer systems. The Company is addressing the potential problems associated with the possibility that the computers that it uses to control its operating systems, facilities and infrastructure may not be programmed to read four-digit date codes. This could cause some computer applications to be unable to recognize the change from the year 1999 to the year 2000, which could cause computer systems to generate erroneous data or to fail.

         The Company is actively monitoring its compliance with making its computer equipment and other information systems Year 2000 compliant. During the first week of March 1999, the Company switched its electronic data service provider from On-Line Financial Services, Inc. in Oak Brook, Illinois to
Intrieve Incorporated, located in Cincinnati, Ohio ("Intrieve"). The Company changed data service providers in order to improve the quality of its computer and networking technology. Testing conducted during the second week of March 1999 indicates that the data that the Company maintains on Intrieve's system is Year 2000 compliant. The Company incurred expenses of approximately $34,000 in converting its data processing to Intrieve's system. It is not expected that data processing expenses incurred by the Company in the future will differ materially from prior periods. Banker's Systems, which maintains the Company's loan documentation system, conducted tests during December 1998 that indicated that its systems are Year 2000 compliant. The Company will continue to conduct tests during the remainder of 1999 to ensure that its data processing and information systems are Year 2000 compliant.

         The Company has also contacted the approximately 49 companies that supply or service its material operations requesting that they certify by December 31, 1998 that they have plans to make their respective systems Year 2000 compliant. The Company received responses from 29 of these companies confirming that their systems are Year 2000 compliant. Followup letters have been delivered to the parties that did not respond to this initial inquiry and, in some cases, the Company has contacted them by telephone requesting that confirmation that their systems are Year 2000 compliant. A deadline of May 1, 1999 has been established for venders to respond to this second inquiry. Notwithstanding these efforts that the Company has made, no assurances can be given that the systems of its service providers will be timely renovated to address the Year 2000 issue.

         The Company's Board of Directors reviews on a monthly basis its progress in addressing Year 2000 issues and has appointed three executive officers to address all aspects of Year 2000 compliance. The Company believes that its expenses related to upgrading its systems and software for Year 2000 compliance will not exceed $10,000. At December 31, 1998, the Company had spent approximately $5,000 in connection with Year 2000 compliance. Although the Company believes it is taking the necessary steps to address the Year 2000 compliance issue, no assurances can be given that some problems will not occur or that it will not incur significant additional expenses in future periods. In the event that the Company is ultimately required to purchase replacement computer systems, programs and equipment, or to incur substantial expenses to make its current systems, programs and equipment Year 2000 compliant, its net income and financial condition could be adversely affected.

         In addition to possible expenses related to the Company's own systems and those of its service providers, the Company could incur losses if Year 2000 problems affect any of its depositors or borrowers. Such problems could include delayed loan payments due to Year 2000 problems affecting any of its significant borrowers or impairing the payroll systems of large employers in its market area. The Company has contacted the approximately 18 commercial borrowers with outstanding loans in excess of $500,000 for confirmation that, by June 1, 1999, their computer systems are, or soon will be, Year 2000 compliant. In addition, the Company requires that borrowers under new commercial loans that it originates certify that they are aware of the Year 2000 issue and will give all necessary attention to insure that their information technology will be Year 2000 compliant. Because the Company's loan portfolio to individual borrowers is diversified and its market area does not depend significantly upon one employer or industry, the Company does not expect any such Year 2000 related difficulties that may affect its depositors and borrowers to significantly affect its net earnings or cash flow.

Quantitative and Qualitative Disclosures about Market Risks

         An important component of Union Federal's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

         An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Union Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Union Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Union Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Union Federal's policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

         Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 78.5% of its loan portfolio at December 31, 1998. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

         Management believes it is critical to manage the relationship between interest rates and the effect on Union Federal's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Union Federal manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of savings associations. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Union Federal does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

         It is estimated that at December 31, 1998, NPV would decrease 15% and 31% in the event of 200 and 400 basis point increases in market interest rates, respectively, compared to 12% and 26% for the same increases at December 31, 1997. Union Federal's NPV at December 31, 1998 would increase 9% and 19% in the event of 200 and 400 basis point decreases in market rates, respectively. A year earlier, 200 and 400 basis point decreases in market rates would have increased NPV 6% and 14%, respectively.

          Presented below, as of December 31, 1998 and 1997, is an analysis performed by the OTS of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 200 basis point increments, up and down 400 basis points. At December 31, 1998, 2% of the present value of Union Federal's assets was approximately $2.2 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $4.9 million at December 31, 1998, Union Federal would have been required to deduct $1.4 million from its total capital available to calculate its risk based capital requirement if it had been subject to the OTS' reporting requirements under this methodology. Union Federal's exposure to interest rate risk results from the concentration of fixed rate mortgage loans in its portfolio.


 Change              Net Portfolio Value                             NPV as % of PV of Assets
In Rates       $ Amount              $ Change         % Change     NPV Ratio          Change
------------------------------------------------------------------------------------------------
                              (Dollars in thousands)
   + 400 bp *    $22,919           $(10,498)           (31)%         23.14%          (702) bp
   + 200 bp       28,509             (4,907)           (15)          27.08           (308) bp
       0 bp       33,417                                             30.16
   - 200 bp       36,542              3,125              9           31.90             175 bp
   - 400 bp       39,871              6,454             19           33.68             352 bp


             Interest Rate Risk Measures: 200 Basis Point Rate Shock

    Pre-Shock NPV Ratio: NPV as % of PV of Assets.....................    30.16%
    Exposure Measure: Post-Shock NPV Ratio............................    27.08%
    Sensitivity Measure: Change in NPV Ratio..........................   308 bp
    Change in NPV as % of PV of Assets................................    10.21%



 Change                Net Portfolio Value                              NPV as % of PV of Assets
In Rates         $ Amount              $ Change         % Change       NPV Ratio         Change
----------------------------------------------------------------------------------------------------
                                (Dollars in thousands)
   + 400 bp *      $24,383            $(8,362)           (26)%           23.94%          (555) bp
   + 200 bp         28,860             (3,885)           (12)%           27.03%          (246) bp
       0 bp         32,746                                               29.49%
   - 200 bp         34,782              2,036              6 %           30.67%            118 bp
   - 400 bp         37,247              4,501             14 %           32.08%            259 bp


             Interest Rate Risk Measures: 200 Basis Point Rate Shock

  Pre-Shock NPV Ratio: NPV as % of PV of Assets......................    29.49%
  Exposure Measure: Post-Shock NPV Ratio.............................    27.03%
  Sensitivity Measure: Change in NPV Ratio...........................    246 bp
  Change in NPV as % of PV of Assets.................................    8.34%

* Basis points (1 basis point equals .01%)

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

                          Independent Auditor's Report


Board of Directors
Union Community Bancorp
Crawfordsville, Indiana


We have audited the consolidated balance sheet of Union Community Bancorp and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Union Community Bancorp and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.






Indianapolis, Indiana
February 19, 1999

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET



December 31                                                             1998               1997
                                                                    -------------      -------------
Assets
   Cash                                                             $      32,153      $      22,424
   Interest-bearing demand deposits                                     6,158,927         44,758,403
                                                                    -------------      -------------
   Cash and cash equivalents                                            6,191,080         44,780,827
   Investment securities held to maturity
     (fair value of $8,175,000 and $6,003,000)                          8,026,162          5,820,069
   Loans, net of allowance for loan losses of $362,258 and $252,258    90,900,269         78,435,741
   Premises and equipment                                                 355,194            367,360
   Federal Home Loan Bank stock                                           744,500            707,700
   Investment in limited partnership                                    1,055,109          1,176,109
   Interest receivable                                                    714,691            581,526
   Other assets                                                           174,687            170,925
                                                                    -------------      -------------
       Total assets                                                 $ 108,161,692      $ 132,040,257
                                                                    =============      =============

Liabilities
   Deposits
   Noninterest bearing                                              $     656,796      $   1,532,647
   Interest bearing                                                    64,188,836         60,725,398
                                                                    -------------      -------------
       Total deposits                                                  64,845,632         62,258,045
   Stock subscriptions refundable                                      22,687,104
   Federal Home Loan Bank advances                                        772,226          2,373,051
   Note payable                                                         1,020,642          1,200,042
   Interest payable                                                       109,337            118,867
   Dividends payable                                                      270,567
   Other liabilities                                                      612,427            497,271
                                                                    -------------      -------------
       Total liabilities                                               67,630,831         89,134,380
                                                                    -------------      -------------

   Commitments and contingent liabilities

Shareholders' Equity
   Preferred  stock, without  par  value
     Authorized  and unissued--2,000,000 shares
   Common stock, without par value
     Authorized--5,000,000 shares
     Issued and outstanding--2,889,663 and 3,041,750 shares            28,193,644         29,637,592
   Retained earnings                                                   15,708,073         15,108,285
   Unearned employee stock ownership plan ("ESOP") shares              (1,730,736)        (1,840,000)
   Unearned recognition and retention plan ("RRP") shares               (1,640,120)
                                                                    -------------      -------------
       Total shareholders' equity                                      40,530,861         42,905,877
                                                                    -------------      -------------
       Total liabilities and shareholders' equity                   $ 108,161,692      $ 132,040,257
                                                                    =============      =============


See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                        Consolidated Statement of Income


Year Ended December 31                                      1998             1997             1996
-----------------------------------------------------------------------------------------------------
Interest and Dividend Income
     Loans                                              $ 6,932,194      $ 6,090,003      $ 5,561,735
     Investment securities
       Mortgage-backed securities                           256,870          214,121          262,711
       Other investment securities                          257,305          196,937          175,332
     Dividends on Federal Home Loan Bank stock               58,866           53,956           45,027
     Deposits with financial institutions                   599,612          245,927           66,886
                                                        -----------      -----------      -----------
          Total interest and dividend  income             8,104,847        6,800,944        6,111,691
                                                        -----------      -----------      -----------

Interest Expense
     Deposits                                             3,364,222        3,366,097        3,232,877
     Stock subscription escrow accounts                     130,411
     Federal Home Loan Bank advances                         50,952          339,258          190,800
                                                        -----------      -----------      -----------
          Total interest expense                          3,415,174        3,835,766        3,423,677
                                                        -----------      -----------      -----------

Net Interest Income                                       4,689,673        2,965,178        2,688,014
     Provision for loan losses                              110,000          165,000           48,000
                                                        -----------      -----------      -----------

Net Interest Income After Provision for Loan Losses       4,579,673        2,800,178        2,640,014
                                                        -----------      -----------      -----------

Other Income (Losses)
     Equity in losses of limited partnership               (121,000)        (157,800)        (172,552)
     Other income                                            73,126           61,952           56,457
                                                        -----------      -----------      -----------
          Total other losses                                (47,874)         (95,848)        (116,095)
                                                        -----------      -----------      -----------

Other Expenses
     Salaries and employee benefits                         849,909          479,726          460,615
     Net occupancy expenses                                  38,741           39,159           39,103
     Equipment expenses                                      28,182           22,436           19,886
     Deposit insurance expense                               45,847           31,482          494,679
     Legal and professional fees                            128,193           33,813           28,880
     Other expenses                                         372,314          354,706          258,774
                                                        -----------      -----------      -----------
          Total other expenses                            1,463,186          961,322        1,301,937
                                                        -----------      -----------      -----------
Income Before Income Tax                                  3,068,613        1,743,008        1,221,982
     Income tax expense                                   1,094,377          544,556          336,286
                                                        -----------      -----------      -----------
Net Income                                              $ 1,974,236      $ 1,198,452      $   885,696
                                                        ===========      ===========      ===========

Basic Earnings per Share                                $       .70

Diluted Earnings per Share                                      .70


See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                 Consolidated Statement of Shareholders' Equity

                                          Common Stock
                                       Shares                    Retained         Unearned       Unearned
                                     Outstanding     Amount      Earnings        ESOP Shares   Compensation        Total
---------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1996                                       $13,024,137                                     $13,024,137

Net income for 1996                                                 885,696                                         885,696

Balances, December 31, 1996                                      13,909,833                                      13,909,833

Net income for 1997                                               1,198,452                                       1,198,452
Common stock issued in
   conversion, net of costs           3,041,750   $29,637,592                                                    29,637,592
Contribution for unearned
   ESOP shares                                                                 $(1,840,000)                      (1,840,000)
                                     ---------------------------------------------------------------------------------------
Balances, December 31, 1997           3,041,750    29,637,592    15,108,285     (1,840,000)                      42,905,877

Net income for 1998                                               1,974,236                                       1,974,236
Cash dividends ($.355 per share)                                   (999,293)                                       (999,293)
Purchase of common stock               (152,087)   (1,483,829)     (375,155)                                     (1,858,984)
Contribution for unearned
   RRP shares                                                                                  $(1,753,853)      (1,753,853)
Amortization of unearned
   compensation expense                                                                            113,733          113,733
ESOP shares earned                                     39,881                      109,264                          149,145
                                     ---------------------------------------------------------------------------------------
Balances, December 31, 1998           2,889,663   $28,193,644   $15,708,073    $(1,730,736)    $(1,640,120)     $40,530,861
                                     =======================================================================================





See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                      Consolidated Statement of Cash Flows

Year Ended December 31                                                           1998              1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                                $  1,974,236      $  1,198,452      $    885,696
   Adjustments to reconcile net income to net cash provided
     by operating activities
   Provision for loan losses                                                      110,000           165,000            48,000
   Depreciation                                                                    30,344            27,335            25,913
   Deferred income tax                                                            (40,926)           36,750           (13,910)
   Investment securities accretion, net                                            (9,223)          (11,677)           (6,181)
   Gains on sale of foreclosed real estate                                         (2,500)           (5,565)
   Equity in losses of limited partnership                                        121,000           157,800           172,552
   Amortization of unearned compensation expense                                  113,733
   ESOP shares earned                                                             149,145
   Net change in
      Interest receivable                                                        (133,165)         (127,922)          (83,459)
      Interest payable                                                             (9,530)           27,415            (1,964)
      Other assets                                                                 (8,396)          (21,878)          (24,199)
      Other liabilities                                                            60,780           (78,749)           85,879
                                                                             ------------      ------------      ------------
      Net cash provided by operating activities                                 2,355,498         1,366,961         1,088,327
                                                                             ------------      ------------      ------------

Investing Activities
   Investment securities
      Purchases of investment securities held to maturity                      (9,203,586)       (1,200,000)         (994,342)
      Proceeds from maturities and paydowns of mortgage-backed
       securities held to maturity                                                606,716           638,955           675,913
      Proceeds from maturities of investment securities held to maturity        6,400,000           500,000         2,000,000
   Net change in loans                                                        (12,529,034)       (6,017,272)      (11,466,414)
   Purchases of premises and equipment                                            (18,178)          (23,331)           (2,602)
   Proceeds on sale of foreclose real estate                                        4,500            76,274
   Purchase of Federal Home Loan Bank of Indianapolis stock                       (36,800)         (127,600)          (17,500)
   Other investing activity                                                        (1,934)           (2,728)
                                                                             ------------      ------------      ------------
      Net cash used by investing activities                                   (14,778,316)       (6,155,702)       (9,804,945)
                                                                             ------------      ------------      ------------

Financing Activities
   Net change in
      Interest-bearing demand and savings deposits                                (28,493)        2,695,812         1,243,027
      Certificates of deposit                                                   2,616,080          (874,209)        1,786,193
      Stock subscription escrow accounts                                      (22,687,104)       22,687,104
   Proceeds from borrowings                                                     1,500,000        10,500,000
   Repayment of borrowings                                                     (1,780,225)       (5,807,277)       (5,261,331)
   Cash dividends                                                                (728,726)
   Contribution of unearned compensation                                       (1,753,853)
   Repurchase of common stock                                                  (1,858,984)
   Net change in advances by borrowers for taxes and insurance                     54,376            19,981           (79,558)
   Proceeds from sale of common stock, net of costs                                              27,882,967
                                                                             ------------      ------------      ------------
      Net cash provided (used) by financing activities                        (26,166,929)       48,104,378         8,188,331
                                                                             ------------      ------------      ------------

Net Increase (Decrease) in Cash and Cash Equivalents                          (38,589,747)       43,315,637          (528,287)

Cash and Cash Equivalents, Beginning of Year                                   44,780,827         1,465,190         1,993,477
                                                                             ------------      ------------      ------------
Cash and Cash Equivalents, End of Year                                       $  6,191,080      $ 44,780,827      $  1,465,190
                                                                             ============      ============      ============

Additional Cash Flows Information
   Interest paid                                                             $  3,424,704      $  3,808,351      $  3,425,641
   Income tax paid                                                                984,063           527,433           375,405
   Stock issuance costs included in other liabilities                              85,375
   Common stock issued to ESOP leveraged with an employer loan                  1,840,000
   Loans transferred to foreclosed real estate                                     13,619           163,540

See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

o Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Union Community Bancorp ("Company") and its wholly owned subsidiary, Union Federal Savings and Loan Association ("Association") and the Association's wholly owned subsidiary, UFS Service Corp. ("UFS"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. The Association operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Association generates mortgage and consumer loans and receives deposits from customers located primarily in Montgomery County, Indiana and surrounding counties. The Association's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. UFS invests in a low income housing partnership.

Consolidation--The consolidated financial statements include the accounts of the Company, the Association and UFS after elimination of all material intercompany transactions.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Association will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans with payment delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Association considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1998, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 5 to 31.5 years.
Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank ("FHLB") system. The required investment in the common stock is based on a predetermined formula.

Investment in limited partnership is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Bank accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share have been computed based upon the weighted average common shares outstanding during 1998. Unearned ESOP shares have been excluded from the computation of average shares outstanding. Net income per share for the periods before and including the conversion to a stock savings and loan association on December 29, 1997, is not meaningful.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


o       Note 2 -- Conversion

On December 29, 1997, the Association completed the conversion from a federally chartered mutual institution to a federally chartered stock savings and loan association and the formation of the Company as the holding company of the Association. As part of the conversion, the Company issued 3,042,000 shares of common stock at $10 per share. Net proceeds of the Company's stock issuance, after costs of $780,000 and excluding the shares issued for the ESOP, were $27,798,000, of which $14,861,000 was used to acquire 100% of the stock and ownership of the Association. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests.


o       Note 3 -- Investment Securities Held to Maturity


                                                                   1998
                                       -------------------------------------------------------------
                                                           Gross            Gross
                                       Amortized        Unrealized       Unrealized           Fair
December 31                              Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------
Federal agencies                        $4,500             $   7              $28            $4,479
Mortgage-backed securities               3,526               174                4             3,696
                                        ------              ----              ---            ------
     Total investment securities        $8,026              $181              $32            $8,175
                                        ======              ====              ===            ======



                                                                   1997
                                       -------------------------------------------------------------
                                                          Gross            Gross
                                       Amortized        Unrealized       Unrealized           Fair
December 31                              Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------
U.S. Treasury                          $   350                                              $   350
Federal agencies                         3,346            $    8               $3             3,351
Mortgage-backed securities               2,124               183                5             2,302
                                        ------              ----               --            ------
     Total investment securities        $5,820              $191               $8            $6,003
                                        ======              ====               ==            ======


                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


The amortized cost and fair value of securities held to maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  1998
                                      ------------------------------
                                      Amortized              Fair
December 31                             Cost                 Value
--------------------------------------------------------------------
Within one year                         $  100                $  100
One to five years                        1,800                 1,807
Five to ten years                          500                   500
After ten years                          2,100                 2,072
                                        ------                ------
                                         4,500                 4,479
Mortgage-backed securities               3,526                 3,696
                                        ------                ------
          Totals                        $8,026                $8,175
                                        ======                ======

Securities with a carrying value of $3,597,000 and $2,194,000 were pledged at December 31, 1998 and 1997 to secure FHLB advances.

Mortgage-backed securities included in investment securities held to maturity above consist of the following:

                                                                                      1998
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------
Government National Mortgage Corporation                   $  991              $104                             $1,095
Federal Home Loan Mortgage Corporation                      2,395                69                              2,464
Federal National Mortgage Corporation                         123                 1               $4               120
Other                                                          17                                                   17
                                                           ------              ----               --            ------
         Total mortgage-backed securities                  $3,526              $174               $4            $3,696
                                                           ======              ====               ==            ======

                                                                                      1997
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------
Government National Mortgage Corporation                   $1,223              $125                             $1,348
Federal Home Loan Mortgage Corporation                        635                56                                691
Federal National Mortgage Corporation                         243                 2               $5               240
Other                                                          23                                                   23
                                                           ------              ----               --            ------
         Total mortgage-backed securities                  $2,124              $183               $5            $2,302
                                                           ======              ====               ==            ======


                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)



o       Note 4 -- Loans and Allowance


December 31                                                            1998          1997
--------------------------------------------------------------------------------------------
Real estate mortgage loans
     One-to-four family                                              $ 71,823      $ 62,436
     Multi-family                                                      10,609        10,197
     Commercial                                                         6,355         3,627
Real estate construction loans                                          2,545         2,530
Commercial loans                                                           51
Individuals' loans for household and other personal expenditures          213           223
                                                                     --------      --------
                                                                       91,596        79,013
Deferred loan fees                                                       (334)         (325)
Allowance for loan losses                                                (362)         (252)
                                                                     --------      --------
              Total loans                                            $ 90,900      $ 78,436
                                                                     ========      ========

Year Ended December 31                      1998          1997         1996
--------------------------------------------------------------------------------
Allowance for loan losses
Balances, Beginning of Period              $ 252         $ 159        $ 111
     Provision for losses                    110           165           48
     Loans charged off                       (72)
                                           -----         -----        -----
     Balances, End of Period               $ 362         $ 252        $ 159
                                           =====         =====        =====

Information on impaired loans is summarized below.

December 31                                                    1998      1997
--------------------------------------------------------------------------------
Impaired loans for which the discounted cash flows
or collateral value exceeds the carrying value of the loan     $322     $   0


Year Ended December 31                                         1998      1997
--------------------------------------------------------------------------------
Average balance of impaired loans                              $110     $  33
Interest income recognized on impaired loans                     10
Cash basis interest included above                               10

o       Note 5 --  Premises and Equipment

December 31                                                    1998      1997
--------------------------------------------------------------------------------
Land                                                          $ 146     $ 146
Buildings                                                       569       553
Equipment                                                       140       142
              Total cost                                        855       841
Accumulated depreciation                                       (500)     (474)
                                                              -----     -----
              Net                                             $ 355     $ 367
                                                              =====     =====

                     Union Community Bancorp and Subsidiary
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

o       Note 6 -- Investment in
         Limited Partnership

The investment in limited partnership of $1,055,000 and $1,176,000 at December 31, 1998 and 1997 represents a 99 percent equity in Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex. In addition to recording its equity in the losses of Pedcor, the Company has recorded the benefit of low income housing tax credits of $178,000 for the years ended December 31, 1998, 1997 and 1996. Condensed financial statements for Pedcor are as follows:

December 31                                     1998       1997
-----------------------------------------------------------------
Condensed statement of financial condition
   Assets
     Cash                                      $   31     $    5
     Land and property                          2,235      2,292
     Other assets                                  19         55
                                               ------     ------
       Total assets                            $2,285     $2,352
                                               ======     ======

   Liabilities
     Notes payable--
       Association                             $  772     $  873
     Notes payable--other                       1,256      1,274
     Other liabilities                            159        165
                                               ------     ------
       Total liabilities                        2,187      2,312
   Partners' equity                                98         40
                                               ------     ------
       Total liabilities and
       partners' equity                        $2,285     $2,352
                                               ======     ======


Year Ended December 31                        1998        1997        1996
--------------------------------------------------------------------------
   Condensed statement of operations
   Total revenue                               $232        $219       $219
   Total expenses                               354         340        435
                                              -----       -----      -----
       Net loss                               $(122)      $(121)     $(216)
                                              =====       =====      =====

o       Note 7 -- Deposits

December 31                                      1998                1997
---------------------------------------------------------------------------
Noninterest-bearing demand                      $   657             $ 1,533
Interest-bearing demand                          11,982               9,965
Savings deposits                                  3,410               4,579
Certificates and other time
   deposits of $100,000 or more                   9,351               7,060
Other certificates and
   time deposits                                 39,446              39,121
                                                -------             -------
Total deposits                                  $64,846             $62,258
                                                =======             =======


Certificates and other time deposits maturing in years ending December 31:

            1999                                 $29,059
            2000                                  12,707
            2001                                   3,657
            2002                                   1,207
            2003                                   2,167
                                                 -------
                                                 $48,797
                                                 =======

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

Year Ended December 31                          1998          1997          1996
--------------------------------------------------------------------------------
Interest expense on deposits
  Interest-bearing demand                     $  496        $  444        $  369
  Savings deposits                               139           159           148
  Certificates                                 2,729         2,763         2,716
                                              ------        ------        ------
                                              $3,364        $3,366        $3,233
                                              ======        ======        ======


o Note 8-- Federal Home Loan Bank Advances

                                        1998
                                              Weighted
                                               Average
December 31                      Amount         Rate
-------------------------------------------------------
Advances from FHLB
   Maturities in years ending
      1999                        $114           5.33%
      2000                         123           5.49
      2001                         129           5.67
      2002                         138           5.80
      2003                         147           5.90
      2004                         121           6.03
                                  ----
                                  $772           5.71%
                                  ====

The Association has an available line of credit with the FHLB totaling $1,000,000. The line of credit expires September 16, 1999 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at December 31, 1998.

FHLB advances are secured by first-mortgage loans and investment securities totaling $73,501,000 and $62,517,000 at December 31, 1998 and 1997. Advances are subject to restrictions or penalties in the event of prepayment.

o       Note 9-- Note Payable

The note payable to Pedcor dated February 1, 1994 in the original amount of $1,809,792 bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14% per annum or the highest amount permitted by applicable law.

December 31                                                     1998
----------------------------------------------------------------------
Note payable to Pedcor Maturities in years ending:
     1999                                                   $    183
     2000                                                        184
     2001                                                        177
     2002                                                        174
     2003                                                        171
     Thereafter                                                  132
                                                            --------
                                                            $  1,021
                                                            ========

o       Note 10 -- Income Tax

Year Ended December 31                     1998            1997           1996
--------------------------------------------------------------------------------
Income tax expense
  Currently payable
    Federal                              $   848         $   353       $   246
    State                                    287             155           104
  Deferred
    Federal                                  (27)             37           (20)
    State                                    (14)              6
    Total income
       tax expense                       $ 1,094         $   545       $   336

Reconciliation of federal
statutory to actual tax expense

  Federal statutory
     income tax at 34%                   $ 1,043         $   593       $   415
  Effect of state
     income taxes                            180             102            73
  Tax credits                               (178)           (178)         (178)
  Other                                       49              28            26
  Actual tax expense                     $ 1,094         $   545       $   336
    Effective tax rate                      35.7%           31.2%         27.5%

The components of the cumulative net deferred tax asset are as follows:

December 31                                                1998           1997
--------------------------------------------------------------------------------
Assets
   Allowance for loan losses                               $144           $ 92
   Loan fees                                                 15             37
   Business income tax credits                                              29
   Pensions and employee
     benefits                                                63
   Other                                                                     2
                                                           ----           ----
      Total assets                                          222            160
                                                           ----           ----

Liabilities
   Depreciation                                              21             26
   State income tax                                           6              2
   FHLB stock dividend                                       23             23
   Equity in partnership losses                              87             70
   Other                                                      5
                                                           ----           ----
       Total liabilities                                    142            121
                                                           ----           ----
                                                           $ 80           $ 39
                                                           ====           ====

Retained earnings include approximately $2,632,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $1,043,000.

o       Note 11 -- Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Association uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

December 31                         1998         1997
-------------------------------------------------------
Commitments to extend credit        $2,566      $2,909
Standby letters of credit            2,514       2,014

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Association upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party.

The Company and Association have entered into an employment agreement with the president which provides for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions. The contingent liability under these agreements in the event of a change in control is approximately $300,000. The Company and Association are not required to pay any amounts under these agreements which cannot be deducted for federal income tax purposes.

The Company, Association and UFS are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

o       Note 12 -- Year 2000

Like all entities, the Company and subsidiary are exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware; transactions with vendors, and other entities; and equipment dependent on microchips. The Company has begun, but not yet completed, the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company and subsidiary do business. If remediation efforts of the Company or third parties with which the Company and subsidiary do business are not successful, the Year 2000 Issue could have negative effects on the Company's financial condition and results of operation in the near term.

o       Note 13 -- Dividend and Capital Restrictions

The OTS regulations provide that savings associations which meet fully phased-in capital requirements and are subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. OTS regulations also prohibit a savings association from declaring or paying any dividends if, as a result, the regulatory capital of the Association would be reduced below the minimum amount required to be maintained for the liquidation account established in connection with the conversion. Any additional amount of capital distributions would require prior regulatory approval. Savings associations failing to meet current capital standards may only pay dividends with supervisory approval.

At the time of conversion, a liquidation account was established in an amount equal to the Association's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Association after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to shareholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $14,473,000.

At  December  31,  1998,  the  shareholders'   equity  of  the  Association  was
$30,332,000, of which approximately $13,184,000 was available for the payment of dividends.

o       Note 14 -- Regulatory Capital

The  Association  is  subject  to  various   regulatory   capital   requirements
administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 1998 and 1997, the Association is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 1998 that management believes have changed the Association's classification.

The Association's actual and required capital amounts and ratios are as follows:



                                                                                    1998
                                                ----------------------------------------------------------------------
                                                                                Required for            To Be Well
                                                        Actual              Adequate Capital (1)      Capitalized (1)
                                                ---------------------       --------------------    -----------------
December 31                                      Amount        Ratio        Amount        Ratio     Amount      Ratio
----------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1
(to risk weighted assets)                       $30,693        56.7%        $4,325         8.0%     $5,406      10.0%

Core capital 1 (to adjusted tangible assets)     30,331        28.3          3,219         3.0       6,438       6.0

Core capital 1 (to adjusted total assets)        30,331        28.3          3,219         3.0       5,365       5.0
1 As defined by regulatory agencies





                                                                                    1997
                                                ----------------------------------------------------------------------
                                                                                Required for            To Be Well
                                                        Actual              Adequate Capital (1)      Capitalized (1)
                                                ---------------------       --------------------    -----------------
December 31                                      Amount        Ratio        Amount        Ratio     Amount      Ratio
----------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1
(to risk weighted assets)                       $30,221        56.5%        $4,279         8.0%     $5,349      10.0%

Core capital 1 (to adjusted tangible assets)     29,969        22.7          3,961         3.0       7,922       6.0

Core capital 1 (to adjusted total assets)        29,969        22.7          3,961         3.0       6,602       5.0
1 As defined by regulatory agencies

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)

The Association's tangible capital at December 31, 1998 and 1997 was $30,331,000 and $29,969,000, which amount was 28.3% and 22.7% of tangible assets and exceeded the required ratio of 1.5%.

o       Note 15 -- Employee Benefit Plans

The Company provides pension benefits for substantially all of its employees, and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense (benefit) was $2,000, ($4,000) and $47,000 for 1998, 1997, 1996.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $10,000, $11,000 and $10,000 for 1998, 1997, and 1996.

As part of the conversion in 1997, the Company established an ESOP covering substantially all employees of the Company and Association. The ESOP acquired 184,000 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,840,000 of common stock acquired by the ESOP is shown as a reduction of shareholders' equity. Unearned ESOP shares totaled 173,074 and 184,000 at December 31, 1998 and 1997 and had a fair value of $1,947,000 and $2,691,000 at December 31, 1998 and 1997. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Association, are made to the ESOP. ESOP expense for the year ended December 31, 1998 was $149,000. There was no expense under the ESOP for the year ended December 31, 1997. At December 31, 1998, the ESOP had 10,926 allocated shares, 173,074 suspense shares and no committed-to-be released shares. At December 31, 1997, the ESOP had 184,000 suspense shares.

In connection with the conversion, the Board of Directors established a Recognition and Retention Plan and Trust ("RRP"). The Bank contributed $1,753,853 to the RRP for the purchase of 121,670 shares of Company common stock, and effective June 30, 1998, awards of grants for 78,900 of these shares were issued to various directors, officers and employees of the Association. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing June 30, 1999. The unearned portion of these stock awards is presented as a reduction of shareholders' equity.

o       Note 16 -- Stock Option Plan

Under the Company's stock option plan (Plan), which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent a year. During 1998, the Company authorized the grant of options for up to 304,175 shares of the Company's common stock. Effective June 30, 1998, the Company granted 186,000 of the options. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                               1998
-----------------------------------------------------
Risk-free interest rates                         5.5%
Dividend yields                                  2.7%
Volatility factors of expected
     market price of common stock               14.0

Weighted-average expected life
     of the options                           7 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                                      1998
---------------------------------------------------------------------------
Net income                                 As reported               $1,974
                                           Pro forma                  1,876

Basic earnings per share                   As reported                  .70
                                           Pro forma                    .67

Diluted earnings per share                 As reported                  .70
                                           Pro forma                    .67


The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the year ended December 31, 1998.

Year Ended December 31                                    1998
                                                                  Weighted-
                                                                   Average
                                                                  Exercise
Options                                        Shares               Price
--------------------------------------------------------------------------
Outstanding, beginning of year
Granted                                       $186,000             $14.59
                                              --------             ------
Outstanding, end of year                      $186,000             $14.59
                                              ========             ======

Options exercisable at year end                      0
Weighted-average fair value of
options granted during the year                  $2.94


As of December 31, 1998, the 186,000 options outstanding have an exercise price of $14.59 and a weighted-average remaining contractual life of 9.5 years.

o       Note 17 -- Related Party Transactions

The Association has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Balances, January 1, 1998                      $2,358
------------------------------------------------------
   New loans, including renewals                  266
   Payments, etc. including renewals             (531)
                                              -------
Balances, December 31, 1998                    $2,093
                                              =======

Deposits from related parties held by the Association at December 31, 1998 totaled $1,826,000.

o       Note 18 -- Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                                      Year Ended December 31, 1998
                                                           --------------------------------------------------
                                                                            Weighted Average         Per-Share
                                                           Income                Shares                Amount
---------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
     Income available to common shareholders                $1,974               2,804,584            $.70

Effect of Dilutive Securities
     Stock options                                                                       9
                                                           -------------------------------

Diluted Earnings Per Share
     Income available to common
     shareholders and assumed conversions                   $1,974               2,804,593            $.70
                                                            ==============================================


o       Note 19 -- Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Investment Securities--Fair values are based on quoted market prices.

Loans--The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest    Receivable/Payable--The    fair    value   of    accrued    interest
receivable/payable approximates carrying values.

Deposits--Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Stock Subscriptions Refundable and Advance Payments by Borrowers for Taxes and Insurance--The fair value approximates carrying value.

Federal Home Loan Bank Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Note Payable--Limited Partnership--The fair value of the borrowing is estimated using a discounted cash flow calculation, based on current rates for similar debt.

Off-Balance Sheet Commitments--Commitments include commitments to originate mortgage and consumer loans, and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:


                                                                     1998                               1997
                                                          --------------------------------------------------------------
                                                          Carrying            Fair           Carrying            Fair
December 31                                                Amount             Value           Amount             Value
------------------------------------------------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                                $ 6,191           $ 6,191           $44,781          $44,781
  Investment securities held to maturity                     8,026             8,175             5,820            6,003
  Loans, net                                                90,900            92,365            78,436           79,611
  Stock in FHLB                                                745               745               708              708
  Interest receivable                                          715               715               582              582

Liabilities
  Deposits                                                  64,846            61,460            62,258           62,476
  Stock subscriptions refundable                                                                22,687           22,687
  Borrowings
    FHLB advances                                              772               781             2,373            2,345
    Notes payable--limited partnership                       1,021               835             1,200              944
  Interest payable                                             109               109               119              119
  Advances by borrowers for taxes and insurance                275               275               221              221


                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


o Note 20-- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

December 31                                              1998              1997
--------------------------------------------------------------------------------
Assets
   Cash                                                $10,243           $13,022
   Investment in subsidiary                             30,332            29,927
   Other assets                                            238
                                                       -------           -------
      Total assets                                     $40,813           $42,949
                                                       =======           =======

Liability--other                                       $   282           $    43

Shareholders' Equity                                    40,531            42,906
                                                       -------           -------
      Total liabilities and
        shareholders' equity                           $40,813           $42,949
                                                       =======           =======

                         Condensed Statement of Income
December 31                                             1998              1997
--------------------------------------------------------------------------------
Income
   Interest income                                     $     4
                                                       -------
   Other income                                             81
                                                       -------
                                                            85
Expenses
   Salaries and
      employee benefits                                     65
   Legal and professional fees                              97
   Other expenses                                           14
      Total expenses                                       176
                                                       -------
Loss before income tax
and equity in undistributed
income of subsidiaries                                     (91)

Income tax benefit                                         (20)
                                                       -------

Loss before equity in
undistributed income
of subsidiaries                                            (71)

Equity in undistributed
income of subsidiaries                                   2,045           $ 1,198
                                                       -------           -------
Net Income                                             $ 1,974           $ 1,198
                                                       =======           =======

                       Condensed Statement of Cash Flows

Year Ended December 31                                            1998          1997

Operating Activities
   Net income                                                   $  1,974      $  1,198
   Adjustments to reconcile net income to
     net cash provided by operating activities                    (2,165)       (1,198)
                                                                --------      --------
   Net cash used by operating activities                            (191)            0
                                                                --------      --------

Financing Activities

   Net proceeds from issuance of stock                                          27,883
   Capital contribution to Association                                         (14,861)
   Cash dividend                                                    (729)
   Repurchase of common stock                                     (1,859)
                                                                --------      --------
     Net cash provided (used) by financing activities             (2,588)       13,022
                                                                --------      --------

Net Change in Cash                                                (2,779)       13,022

Cash at Beginning of Year                                         13,022             0
                                                                --------      --------

Cash at End of Year                                             $ 10,243      $ 13,022
                                                                ========      ========

Additional Cash Flow and Supplementary Information
   Common stock issued to ESOP leveraged with an employee loan                $  1,840
   Stock issuance cost included in other liabilities                                43

                               BOARD OF DIRECTORS

                                Joseph E. Timmons
                              Chairman of the Board
                      President and Chief Executive Officer
                   Union Federal Savings and Loan Association

    Philip L. Boots                                     Samuel H. Hildebrand
    President, Boots Brothers                           President, Village
    Oil Company, Inc.                                   Traditions, Inc.

    Marvin L. Burkett                                   John M. Horner
    Farmer (Retired)                                    President, Horner
                                                        Pontiac Buick, Inc.

    Phillip E. Grush                                    Harry A. Siamas
    Optometrist                                         Attorney

================================================================================
                       OFFICERS OF UNION COMMUNITY BANCORP

Joseph E. Timmons               Ronald L. Keeling       Denise E. Swearingen
Chairman of the Board           Vice President          Secretary and Treasurer
President and
Chief Executive Officer

================================================================================

             OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

  Joseph E. Timmons                                      Ronald L. Keeling
  President and                                          Senior Loan Officer
  Chief Executive Officer                                Vice President and
                                                         Assistant Secretary

  Denise E. Swearingen                                   Alan L. Grimble
  Secretary, Controller/                                 Vice President
  Treasurer

      Philip L. Boots (age 52) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

      Marvin L. Burkett (age 71) has worked as a self-employed farmer in Montgomery County since 1956. He currently is semi-retired from farming.

      Phillip E. Grush (age 67) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

      Samuel H. Hildebrand, II (age 59) was Executive Vice President of Atapco Custom Products Division, a manufacturer of custom decorated looseleaf ring binders in Crawfordsville from 1987-1995. Since 1995, he has served as President of Village Traditions, Inc., a home builder located in Crawfordsville.

      John M. Horner (age 62) has served as the president of Horner Pontiac Buick, Inc. in Crawfordsville since 1974.

      Harry A. Siamas (age 48) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

      Joseph E. Timmons (age 64) has served as President and Chief Executive Officer of Union Federal since 1974 and of UFS Service Corp. since its inception in 1994. He has been an employee of Union Federal since 1954.

MARKET INFORMATION

         The Association converted from a federal mutual savings and loan association to a federal stock savings and loan associaiton effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of March 30, 1999, there were approximately 550 record holders of the Holding Company's Common Stock.

         Any  dividends  paid  by  the  Holding   Company  will  be  subject  to
determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Association to the Holding Company; and, general business practices.

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Association. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

         In addition to the foregoing, the portion of the Association's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Association to pay cash dividends to the Holding Company without the payment of federal income taxes by the
Associaiton   at  the  then  current  income  tax  rate  on  the  amount  deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Assciation that would result in a recapture of the Association's bad debt reserve or otherwise create federal tax liabilities.

                                 Stock Price           Dividends
Month Ended                 High            Low        Per Share
-----------            ------------      ---------     ---------
January 31, 1998       $14    13/16      $14  1/16
February 28, 1998       14     5/8        14
March 31, 1998          15     7/8        14  1/2       $.075
April 30, 1998          15     1/2        14 11/16
May 31, 1998            15     5/8        14  1/2
June 30, 1998           15     1/8        14  1/8        .085
July 31, 1998           14     7/8        13  7/8
August 31, 1998         14     3/4        11  1/4
September 30, 1998      13                10  3/4        .095
October 31, 1998        12    13/16        9 13/16
November 30, 1998       12     3/8        10  1/2
December 31, 1998       13                10  1/2        .10

TRANSFER AGENT AND REGISTRAR
The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

GENERAL COUNSEL
Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

INDEPENDENT AUDITOR
Olive LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46204

SHAREHOLDERS AND GENERAL INQUIRIES
     The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 1998 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Joseph E. Timmons
     President and Chief Executive Officer
     Union Community Bancorp
     221 East Main Street
     Crawfordsville, Indiana 47933