Form 10-K405, Exhibit 13
period 1999-12-31
UNION COMMUNITY BANCORP
filed 2000-03-30
CIK 1046183

Message to Shareholders.....................................................   1
Selected Consolidated Financial Data........................................   2
Management's Discussion and Analysis........................................   3
Report of Independent Auditor...............................................  16
Consolidated Balance Sheet..................................................  17
Consolidated Statement of Income............................................  18
Consolidated Statement of Shareholders' Equity..............................  19
Consolidated Statement of Cash Flows........................................  20
Notes to Consolidated Financial Statements..................................  21
Directors and Officers......................................................  42
Shareholder Information.....................................................  43

DESCRIPTION OF BUSINESS

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

         The Association is a federal savings and loan association which conducts its business from a full-service office located in Crawfordsville, Indiana. The Association offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Association's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Montgomery County. The Association also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, installment loans and commercial loans. The Association derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

TO OUR SHAREHOLDERS:

On behalf of our employees and Board of Directors, I take great pleasure in providing you with the 1999 Annual Report of Shareholders of Union Community Bancorp, the holding company for Union Federal Savings and Loan Association.

The past year was a good lending year. Net loans increased by approximately 17%, or by $15.3 million, to $106.2 million. Our deposits increased moderately by $4.1 million, to $69.0 million, while our total assets increased by 11.5%, or $12.5 million to $120.7 million.

In furtherance of our continuing efforts to increase shareholder value, Union Community completed the repurchase of 288,963 shares of its outstanding stock during 1999 at a cost of approximately$3.4 million. By reducing the number of the Corporation's shares of common stock, these share repurchases have a positive effect on our return on equity. However, the share repurchases had a negative effect on our return on assets because the foregone earnings on the cash used for the repurchase decreased our net earnings for the year. The Corporation has now repurchased 441,050 shares at a cost of approximately $5.3 million and has received approval from the Office of Thrift Supervision to repurchase up to an additional 10% of our outstanding common stock during 2000.

We did not experience any significant problems in connection with the "Y2K" issue. Each of our material electronic data processing systems made the transition from 1999 to 2000. Now we are on to the new millennium and our third year as a savings and loan holding company and as a stock savings association. Our entire management team and your Board of Directors look forward to the challenges which lie ahead with a renewed sense of anticipation and commitment. We thank you, our customers and shareholders, for your support.

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

                                                                              At  December 31,
                                                     ---------------------------------------------------------------
                                                       1999          1998        1997          1996         1995
                                                     ---------------------------------------------------------------
                                                                           (Dollars in thousands)

Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................  $120,654      $108,162     $132,040      $82,789       $73,631
Loans, net.........................................   106,174        90,900       78,436       72,697        61,279
Cash and interest-bearing
        deposits in other banks (1)................     3,117         6,191       44,781        1,465         1,993
Investment securities available for sale...........       315           ---          ---          ---           ---
Investment securities held to maturity.............     7,522         8,026        5,820        5,747         7,423
Deposits...........................................    68,990        64,846       62,258       60,436        57,407
Stock subscriptions refundable.....................       ---           ---       22,687          ---           ---
Borrowings.........................................    12,496         1,793        3,573        7,880         2,642
Shareholders' equity...............................    38,280        40,531       42,906       13,910        13,024

                                                                           Year Ended December 31,
                                                     ---------------------------------------------------------------
                                                        1999          1998        1997          1996         1995
                                                     ---------------------------------------------------------------
Summary of Operating Data:
Total interest and dividend income.................    $8,470        $8,105       $6,801       $6,112        $5,729
Total interest expense.............................     3,817         3,415        3,836        3,424         3,148
                                                       ------        ------       ------      -------       -------
   Net interest income.............................     4,653         4,690        2,965        2,688         2,581
Provision for loan losses..........................        60           110          165           48            24
                                                       ------        ------       ------      -------       -------
   Net interest income after
     provision for loan losses.....................     4,593         4,580        2,800        2,640         2,557
                                                       ------        ------       ------      -------       -------
Other income (losses):
   Equity in losses of limited partnership.........       (44)         (121)        (158)        (173)         (249)
   Gain on sales of available for sale securities..        73           ---          ---          ---           ---
   Other...........................................       110            73           62           57            32
                                                       ------        ------       ------      -------       -------
     Total other income (losses)...................       139           (48)         (96)        (116)         (217)
                                                       ------        ------       ------      -------       -------
Other expenses:
   Salaries and employee benefits..................     1,069           850          480          461           481
   Net occupancy expenses..........................        47            39           39           39            66
   Equipment expenses..............................        27            28           22           20            20
   Deposit insurance expense.......................        44            46           31          495           127
   Legal and professional fees.....................       127           128           34           29            47
   Data processing.................................       122            77           66           57            49
   Other...........................................       323           296          289          201           232
                                                       ------        ------       ------      -------       -------
     Total other expenses..........................     1,759         1,464          961        1,302         1,022
                                                       ------        ------       ------      -------       -------
Income before income taxes.........................     2,973         3,068        1,743        1,222         1,318
Income taxes.......................................     1,003         1,094          545          336           326
                                                       ------        ------       ------      -------       -------
   Net income......................................    $1,970        $1,974       $1,198      $   886       $   992
                                                       ======        ======       ======      =======       =======

Table continued on following page

                                                                           Year Ended December 31,
                                                     ---------------------------------------------------------------
                                                        1999          1998        1997          1996         1995
                                                     ---------------------------------------------------------------
Supplemental Data:
Basic earnings per share...........................     $  .81          $.70           ---          ---          ---
Diluted earnings per share.........................        .81           .70           ---          ---          ---
Dividends per share................................        .465          .355          ---          ---          ---
Dividend payout ratio..............................      57.41%         50.71%         ---          ---          ---
Interest rate spread during period.................       2.31           2.23         2.55%        2.54%        2.69%
Net yield on interest-earning assets (2) ..........       4.14           4.42         3.50         3.53         3.67
Return on assets (3)...............................       1.72           1.82         1.38         1.13         1.36
Return on equity (4)...............................       5.02           4.65         8.10         6.54         7.84
Other expenses to average assets (5)...............       1.53           1.35         1.11         1.66         1.41
Equity to assets (6)...............................      31.73          37.47        32.49        16.80        17.69
Average interest-earning assets to average
   interest-bearing liabilities....................     153.70         167.89       120.98       121.94       121.83
Non-performing assets to total assets (6)..........        .22            .32          .07          .59          .21
Allowance for loan losses to total loans
   outstanding (6).................................        .40            .40          .32          .22          .18
Allowance for loan losses to
   non-performing loans (6)........................     253.69         103.72       484.62        32.52        71.15
Net charge-offs to average
   total loans outstanding ........................        ---            ---          .10          ---          ---
Number of full service offices (6).................       1             1            1            1            1


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

Average Balances and Interest Rates and Yields

         The following tables present for the years ended December 31, 1999, 1998 and 1997, the balances, interest rates and average monthly balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.


                      AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                  Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                                1999                          1998                              1997
                                    -----------------------------   -------------------------------   ------------------------------
                                    Average               Average   Average                Average    Average              Average
                                    Balance Interest(1)  Yield/Cost Balance  Interest(1)  Yield/Cost  Balance Interest(1) Yield/Cost
                                    ------- -----------  ---------- -------  -----------  ----------  ------- ----------- ----------
                                                                  (Dollars in thousands)

Assets:
Interest-earning assets:
   Interest-earning deposits....... $2,981      $123       4.13%    $11,441  $   600       5.24%      $3,821      $246        6.44%
   Mortgage-backed securities......  3,093       238       7.69       3,304      257       7.78        2,421       214        8.84
   Other investment securities.....  5,451       329       6.04       4,301      257       5.98        3,487       197        5.65
   Loans receivable (2)............100,056     7,710       7.71      86,421    6,932       8.02       74,382     6,090        8.19
   FHLB stock......................    876        70       7.99         735       59       8.03          676        54        7.99
                                   -------     -----               --------    -----                 -------    ------
     Total interest-earning assets.112,457     8,470       7.53     106,202    8,105       7.63       84,787     6,801        8.02
                                               -----                           -----                            ------
Non-interest earning assets, net of
   allowance for loan losses.......  2,173                            2,030                            2,039
                                  --------                         --------                          -------
     Total assets.................$114,630                         $108,232                          $86,826
                                  ========                         ========                          =======
Liabilities and shareholder's equity:
Interest-bearing liabilities:
   Savings deposits................ $3,389       134       3.95      $3,466      139       4.01       $3,845       159        4.14
   Interest-bearing demand......... 16,422       793       4.83      11,920      496       4.16       10,350       444        4.29
   Certificates of deposit......... 47,313     2,548       5.39      46,999    2,729       5.81       47,403     2,764        5.83
   Stock subscriptions refundable..    ---       ---        ---         ---      ---        ---        2,737       130        4.75
   FHLB advances...................  6,043       342       5.66         873       51       5.84        5,748       339        5.90
                                   -------     -----               --------    -----                 -------    ------
     Total interest-
        bearing liabilities........ 73,167     3,817       5.22      63,258    3,415       5.40       70,083     3,836        5.47
                                               -----                           -----                            ------
Other liabilities..................  2,199                            2,504                            1,960
                                  --------                         --------                          -------
     Total liabilities............. 75,366                           65,762                           72,043
Shareholders' equity............... 39,264                           42,470                           14,783
                                  --------                         --------                          -------
     Total liabilities and
         shareholders' equity.....$114,630                         $108,232                          $86,826
                                  ========                         ========                          =======
Net interest-earning assets........$39,290                          $42,944                          $14,704
Net interest income................           $4,653                          $4,690                            $2,965
                                              ======                          ======                            ======
Interest rate spread (3)...........                        2.31%                           2.23%                              2.55%
Net yield on weighted average
   interest-earning assets (4).....                        4.14%                           4.42%                              3.50%
   Average interest-earning
     assets to average interest-
     bearing liabilities........... 153.70%                         167.89%                           120.98%

(1) Interest income on loans receivable includes loan fee income of $79,000, $88,000 and $97,000 for each of the years ended December 31, 1999, 1998 and 1997, respectively.

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

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods. Average balances are based on average month-end balances. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                                                         Year Ended December 31,
                                                            ------------------------------------------------
                                                            1999                  1998                  1997
                                                            ----                  ----                  ----
Weighted average interest rate earned on:
   Interest-earning deposits.......................         4.13%                 5.24%                 6.44%
   Mortgage-backed securities......................         7.69                  7.78                  8.84
   Other investment securities.....................         6.04                  5.98                  5.65
   Loans receivable................................         7.71                  8.02                  8.19
   FHLB stock......................................         7.99                  8.03                  7.99
     Total interest-earning assets.................         7.53                  7.63                  8.02
Weighted average interest rate cost of:
   Savings deposits................................         3.95                  4.01                  4.14
   Interest-bearing demand.........................         4.83                  4.16                  4.29
   Certificates of deposit.........................         5.39                  5.81                  5.83
   Stock subscriptions refundable..................          ---                   ---                  4.75
   FHLB advances...................................         5.66                  5.84                  5.90
     Total interest-bearing liabilities............         5.22                  5.40                  5.47
Interest rate spread (1)...........................         2.31                  2.23                  2.55
Net yield on weighted average
   interest-earning assets (2).....................         4.14                  4.42                  3.50

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


                                                       Increase (Decrease) in Net Interest Income
                                                       ------------------------------------------
                                                                                        Total
                                                       Due to          Due to            Net
                                                        Rate           Volume          Change
                                                        ----           ------          ------
                                                                   (In thousands)
Year ended December 31, 1999 compared
to year ended December 31, 1998
   Interest-earning assets:
     Interest-earning deposits.....................     $(107)           $(370)          $(477)
     Mortgage-backed securities....................        (3)             (16)            (19)
     Other investment securities...................         3               69              72
     Loans receivable..............................      (281)           1,059             778
     FHLB stock....................................       ---               11              11
                                                        -----           ------          ------
       Total.......................................      (388)             753             365
                                                        -----           ------          ------
   Interest-bearing liabilities:
     Savings deposits..............................        (2)              (3)             (5)
     Interest-bearing demand.......................        89              208             297
     Certificates of deposit.......................      (199)              18            (181)
     FHLB advances.................................        (2)             293             291
                                                        -----           ------          ------
       Total.......................................      (114)             516             402
                                                        -----           ------          ------
   Net change in net interest income...............     $(274)            $237            $(37)
                                                        =====             ====            ====

Year ended December 31, 1998 compared
to year ended December 31, 1997
   Interest-earning assets:
     Interest-earning deposits.....................   $   (53)            $407            $354
     Mortgage-backed securities held to maturity...       (28)              71              43
     Other investment securities held to maturity..        12               48              60
     Loans receivable..............................      (126)             968             842
     FHLB stock....................................       ---                5               5
                                                        -----           ------          ------
       Total.......................................      (195)           1,499           1,304
                                                        -----           ------          ------
   Interest-bearing liabilities:
     Savings deposits..............................        (5)             (15)            (20)
     Interest-bearing demand.......................       (14)              66              52
     Certificates of deposit.......................       (12)             (23)            (35)
     Stock subscriptions refundable................       ---             (130)           (130)
     FHLB advances.................................        (3)            (285)           (288)
                                                        -----           ------          ------
       Total.......................................       (34)            (387)           (421)
                                                        -----           ------          ------
   Net change in net interest income...............     $(161)          $1,886          $1,725
                                                        =====           ======          ======

Year ended December 31, 1997 compared
to year ended December 31, 1996
   Interest-earning assets:
     Interest-earning deposits.....................   $    (6)           $ 185       $     179
     Mortgage-backed securities held to maturity...         7              (56)            (49)
     Other investment securities held to maturity..         4               18              22
     Loans receivable..............................        34              494             528
     FHLB stock....................................         1                8               9
                                                       ------            -----        --------
       Total.......................................        40              649             689
                                                       ------            -----        --------
   Interest-bearing liabilities:
     Savings deposits..............................         7                4              11
     Interest-bearing demand.......................        20               55              75
     Certificates of deposit.......................       (32)              80              48
     Stock subscriptions refundable................       ---              130             130
     FHLB advances.................................        21              127             148
                                                       ------            -----        --------
       Total.......................................        16              396             412
                                                       ------            -----        --------
   Net change in net interest income...............    $   24            $ 253        $    277
                                                       ======            =====        ========

Financial Condition at December 31, 1999 Compared to Financial Condition at December 31, 1998

         Total assets increased approximately $12.5 million, or 11.5%, to $120.7 million at December 31, 1999, from $108.2 million at December 31, 1998. The increase was primarily due to loan growth of $15.3 million offset by a decrease in cash and cash equivalents of $3.1 million. Net loans increased by 16.8% to $106.2 million due to an increase in customer demand and an increased focus by the Company in the areas of commercial and consumer lending.

         Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 1999 were $100.1 million compared to average loans for the 1998 period of $86.4 million, an increase of approximately 16%. The growth in loans was funded by a decrease in short-term interest bearing deposits and increases in deposits and FHLB advances. The average rates on loans were 8.02% for 1998 and 7.71% for 1999, a decrease of 31 basis points. As loans increased the allowance for loan losses also increased from $362,000 at December 31, 1998 to $422,000 at December 31, 1999. The allowance for loan losses as a percentage of total loans remained constant from 1998 to 1999 at .40%. The increase in the allowance for loan losses was a result of a $60,000 provision for loan losses for the year ended December 31, 1999. The ratio of the allowance for loan losses to non-performing loans was 103.7% at December 31, 1998 compared to 253.7% at December 31, 1999. Nonperforming loans decreased from $349,000 at December 31, 1998 to $166,000 at December 31, 1999.

         Deposits. Deposits increased $4.1 million to $69.0 million during 1999, an increase of 6.4%. Increased deposits were utilized to fund loan growth. Interest bearing demand accounted for the majority of the growth with an increase of $6.0 million, or 50.5%, during this period. Average total deposits increased $4.7 million, or 7.6%, from $62.4 million for the year ended December 31, 1998 compared to $67.1 million for the year ended December 31, 1999.

         Borrowed Funds. Borrowed funds increased $10.7 million from December 31, 1998 to December 31, 1999. The increase in total borrowed funds was comprised of an increase in FHLB advances of $10.9 million and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $183,000. The note to Pedcor was used to fund an investment in the Pedcor low-income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. As with deposits, the increased borrowed funds were used to fund loan growth. Average FHLB advances increased to $6.0 million for 1999 compared to $873,000 for 1998.

         Shareholders' Equity. Stockholders' equity decreased approximately $2.3 million to $38.3 million at December 31, 1999. The decrease was primarily due to stock repurchases of $3.4 million and cash dividends of $1.2 million. These decreases were offset by net income for year ended December 31, 1999 of $2.0 million, Employee Stock Ownership Plan shares earned of $122,000 and unearned compensation amortization of $227,000.

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

Comparison of Operating Results For Years Ended December 31, 1999 and 1998

     General. Net income decreased $4,000, or .2%, from $1,974,000 for the year ended December 31, 1998 to $1,970,000 for the year ended December 31, 1999. The decrease was primarily due to an increase in total other expenses. The return on average assets was 1.72% and 1.82 % for the years ended December 31, 1999 and 1998, respectively.

     Interest Income. Total interest income was $8.5 million for 1999 compared to $8.1 million for 1998. The increase in interest income was due to an increase in volume. Average earning assets increased $6.3 million, or 5.9%, from $106.2 million for 1998 compared to $112.5 million for 1999. The average yield on interest-earning assets decreased from 7.6% for the year ended December 31, 1998 to 7.5% for the comparable period in 1999.

     Interest Expense. Interest expense increased $402,000, or 11.8%, for the year ended December 31, 1999 compared to the year ended December 31, 1998. Average interest-bearing liabilities increased $9.9 million, or 15.6%, from $63.3 million for the 1998 period to $73.2 million during the 1999 period. Average deposits increased by $4.7 million, or 7.5%, from $62.4 million for the 1998 period to $67.1 million for the 1999 period. Average FHLB advances increased $5.2 million, or 592.2%, from $873,000 for the 1998 period to $6.0 million during the 1999 period.

     Net Interest Income. Net interest income decreased $37,000, or .8%, for the year ended December 31, 1999 compared to the year ended December 31, 1998. The decrease was primarily due to a decline in the net interest margin from 4.4 % for the year ended December 31, 1998 to 4.1% for the year ended December 31, 1999.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1999 was $60,000 compared to $110,000 for the same period in 1998. The provision and the related increase in the allowance for loan losses were considered adequate, based on growth, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) increased from losses of $48,000 for the year ended December 31, 1998 to income of $139,000 for the comparable period in 1999. This increase was in part due to $73,000 of gains on sales of securities available for sale. Securities available for sale with a cost of $523,000 were sold during the third quarter of 1999. In addition, equity in losses of the limited partnership was down $77,000 from 1998 due to the operating results of the limited partnership. The investment in the limited partnership represents a 99% equity in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low-income housing income tax credits in the amount of $178,000 for both 1999 and 1998 was recorded.

     Salaries and Employee Benefits. Salaries and employee benefits were $1.1 million for the year ended December 31, 1999 compared to $850,000 for the 1998 period, and increase of $219,000, or 25.8%. This increase was in part due to a $114,000 increase in compensation expense related to the recognition and retention compensation plan that became effective on June 30, 1998. The remaining increase resulted from an increase in the number of full-time equivalent employees and normal increases in employee compensation and related payroll taxes.

     Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses increased $7,000, or 10.4%, during 1999 compared to 1998.

     Deposit Insurance Expense. Deposit insurance expense decreased $2,000, or 4.3%, from $46,000 for the year ended December 31, 1998 to $44,000 for the same period in 1999.

     Legal and Professional Fees. Legal and professional fees were $127,000 for the year ended December 31, 1999 compared to $128,000 for the 1998 period, a decrease of $1,000.

     Data Processing. Data processing expense increased from $77,000 for the year ended December 31, 1998 to $122,000 for the comparable period in 1999, an increase of $45,000. This increase was due to approximately $45,000 of non-recurring expenses related to the Company's data processing conversion during the first quarter of 1999.

     Other Expense. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fees, supplies, and postage increased $27,000, or 9.1% for 1999 compared to 1998. The increase resulted from nominal increases in a variety of expense categories.

     Income Tax Expense. Income tax expense decreased $91,000, or 8.3%, during 1999 compared to 1998. The effective tax rate was 33.7% and 35.7% for the respective 1999 and 1998 periods.

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

     Data Processing. Data processing expense increased $11,000, or 16.7%, from $66,000 for the year ended December 31, 1998 to $77,000 for the same period in 1999.

     Other Expense. Other expenses, consisting primarily of expenses related to service center fees, advertising, directors' fees, supervisory examination fees, supplies, and postage increased $7,000, or 2.4% for 1998 compared to 1997. The increase resulted from nominal increases in a variety of expense categories.

     Income Tax Expense. Income tax expense increased $549,000, or 100.7%, during 1998 compared to 1997. The increase was directly related to the increase in taxable income for the period. The effective tax rate was 35.7% and 31.2% for the respective 1998 and 1997 periods.

Liquidity and Capital Resources

         The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 1999.

                                                                             Year Ended December 31,
                                                                ---------------------------------------------------
                                                                  1999                 1998                  1997
                                                                -------              --------               -------
                                                                                 (In thousands)

Operating activities..........................................   $2,099                $2,355                $1,367
                                                                -------              --------               -------
Investing activities:
Investment securities
     Purchases of investment securities
       available for sale.....................................     (812)                  ---                   ---
     Proceeds from sales of investment
       securities available for sale..........................      596                   ---                   ---
     Proceeds from maturities and paydowns of
     mortgage-backed securities held to maturity..............      731                   607                   639
     Purchases of other investment
       securities held to maturity............................   (1,415)               (9,204)               (1,200)
     Proceeds from maturities of
       investment securities held to maturity.................    1,200                 6,400                   500
Purchase of loans.............................................   (1,439)                 (800)                 (500)
Other net change in loans.....................................  (14,088)              (11,729)               (5,517)
Purchase of FHLB of Indianapolis Stock........................     (299)                  (37)                 (128)
Proceeds on sale of foreclosed real estate....................      100                     5                    76
Purchases of premises and equipment...........................      (45)                  (18)                  (23)
Other investing activities....................................       (3)                   (2)                   (3)
                                                                -------              --------               -------
     Net cash used by investing activities....................  (15,474)              (14,778)               (6,156)
                                                                -------              --------               -------
Financing activities:
Net change in
   Interest-bearing demand and savings deposits...............    6,316                   (28)                2,696
   Certificates of deposits...................................   (2,171)                2,616                  (874)
   Stock subscription escrow accounts.........................      ---               (22,687)               22,687
Proceeds from borrowings......................................   11,000                   ---                 1,500
Repayment of borrowings.......................................     (297)               (1,780)               (5,807)
Net change in advances by borrowers
   for taxes and insurance....................................       (5)                   54                    20
Cash dividends................................................   (1,118)                 (729)                  ---
Contribution of unearned compensation ........................      ---                (1,754)                  ---
Repurchase of common stock....................................   (3,424)               (1,859)                  ---
Proceeds from sale of common stock, net of costs..............      ---                   ---                27,883
                                                                -------              --------               -------
     Net cash provided (used) by financing activities.........   10,301               (26,167)               48,105
                                                                -------              --------               -------
Net increase(decrease) in cash and cash equivalents..........   $(3,074)             $(38,590)              $43,316
                                                                =======              ========               =======

      Federal law requires that savings associations maintain an average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS recently amended its regulation that implements this statutory liquidity requirement to reduce the amount of liquid assets a savings association must hold from 5% of net withdrawable accounts and short-term borrowings to 4%. The OTS also eliminated the requirement that savings associations maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings. The revised OTS rule also permits savings associations to calculate compliance with the liquidity requirement based upon their average daily balance of liquid assets during each quarter rather than during each month, as was required under the prior rule. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of December 31, 1999, Union Federal had liquid assets of $5.6 million, and a regulatory liquidity ratio of 6.5%.

      Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 1999, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 1999:

                                     At December 31, 1999
                           ---------------------------------------------------
                           OTS Requirement       Union Federal's Capital Level
                           ---------------       -----------------------------
                           % of               % of                    Amount
Capital Standard          Assets  Amount    Assets(1)      Amount    of Excess
----------------          ------  ------    ---------      ------    ---------
                                       (Dollars in thousands)
Tangible capital........   1.5%   $1,796      27.2%       $32,532     $30,736
Core capital (2)........   3.0     3,592      27.2         32,532      28,940
Risk-based capital......   8.0     5,245      50.3         32,954      27,709

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS adopted a core capital requirement for savings associations comparable to that recently adopted by the OCC for national banks. The new regulation, which became effective on April 1, 1999, requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal is in compliance with the revised regulation.

         As of December 31, 1999, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.

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

         Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 79.7% of its loan portfolio at December 31, 1999. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

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

         It is estimated that at December 31, 1999, NPV would decrease 20% and 30% in the event of 200 and 300 basis point increases in market interest rates, respectively, compared to 15% and 23% for the same increases at December 31, 1998. Union Federal's NPV at December 31, 1999 would increase 15% and 22% in the event of 200 and 300 basis point decreases in market rates, respectively. A year earlier, 200 and 300 basis point decreases in market rates would have increased NPV 9% and 15%, respectively.

          Presented below, as of December 31, 1999 and 1998, is an analysis performed by the OTS of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At December 31, 1999, 2% of the present value of Union Federal's assets was approximately $2.4 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $6.3 million at December 31, 1999, Union Federal would have been required to deduct $2.0 million from its total capital available to calculate its risk based capital requirement if it had been subject to the OTS' reporting requirements under this methodology. Union Federal's exposure to interest rate risk results from the concentration of fixed rate mortgage loans in its portfolio.

 Change             Net Portfolio Value                 NPV as % of PV of Assets
In Rates         $ Amount         $ Change    % Change   NPV Ratio     Change
--------------------------------------------------------------------------------
       (Dollars in thousands)

   + 300 bp *      $22,656       $(9,490)      (30)%       20.81%     (615) bp
   + 200 bp         25,801        (6,345)      (20)        22.97      (399) bp
   + 100 bp         29,033        (3,112)      (10)        25.06      (190) bp
       0 bp         32,145                                 26.96
   - 100 bp         34,871         2,726         8         28.53        157 bp
   - 200 bp         37,056         4,910        15         29.72        276 bp
   - 300 bp         39,087         6,941        22         30.78        382 bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

 Pre-Shock NPV Ratio: NPV as % of PV of Assets.....................  26.96%
 Exposure Measure: Post-Shock NPV Ratio............................  22.97%
 Sensitivity Measure: Change in NPV Ratio..........................  399 bp


 Change            Net Portfolio Value                 NPV as % of PV of Assets
In Rates     $ Amount          $ Change    % Change     NPV Ratio    Change
--------------------------------------------------------------------------------
                             (Dollars in thousands)

+ 300 bp *  $25,730           $(7,687)      (23)%         25.18%     (498) bp
+ 200 bp     28,509            (4,907)      (15)          27.08      (308) bp
+ 100 bp     31,161            (2,256)       (7)          28.79      (137) bp
    0 bp     33,417                                       30.16
- 100 bp     35,042             1,625         5           31.08         92 bp
- 200 bp     36,542             3,125         9           31.90        175 bp
- 300 bp     38,272             4,855        15           32.84        268 bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

 Pre-Shock NPV Ratio: NPV as % of PV of Assets..........................  30.16%
 Exposure Measure: Post-Shock NPV Ratio.................................  27.08%
 Sensitivity Measure: Change in NPV Ratio...............................  308 bp

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

                          Independent Auditor's Report

Board of Directors
Union Community Bancorp
Crawfordsville, Indiana

We have audited the accompanying consolidated balance sheet of Union Community Bancorp and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Union Community Bancorp and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Olive LLP

Indianapolis, Indiana
January 21, 2000

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                           Consolidated Balance Sheet

December 31                                                                      1999              1998
-----------------------------------------------------------------------------------------------------------
Assets
   Cash                                                                     $    286,812  $         32,153
   Interest-bearing demand deposits                                            2,830,213         6,158,927
                                                                            ------------      ------------
       Cash and cash equivalents                                               3,117,025         6,191,080
   Investment securities

     Available for sale                                                          315,463
     Held to maturity (fair value of $7,199,000 and $8,175,000)                7,521,923         8,026,162
                                                                            ------------      ------------
       Total investment securities                                             7,837,386         8,026,162
   Loans, net of allowance for loan losses of $422,258 and $362,258          106,173,782        90,900,269
   Premises and equipment                                                        367,427           355,194
   Federal Home Loan Bank stock                                                1,043,700           744,500
   Investment in limited partnership                                           1,011,609         1,055,109
   Interest receivable                                                           823,768           714,691
   Other assets                                                                  278,942           174,687
                                                                             ------------      ------------
       Total assets                                                         $120,653,639      $108,161,692
                                                                             ============      ============

Liabilities

   Deposits

     Noninterest bearing                                                    $  1,151,075      $    656,796
     Interest bearing                                                         67,839,367        64,188,836
                                                                            ------------      ------------
       Total deposits                                                         68,990,442        64,845,632
   Federal Home Loan Bank advances                                            11,658,526           772,226
   Note payable                                                                  837,442         1,020,642
   Interest payable                                                              122,565           109,337
   Dividends payable                                                             315,591           270,567
   Other liabilities                                                             449,158           612,427
                                                                            ------------      ------------
       Total liabilities                                                      82,373,724        67,630,831
                                                                            ------------      ------------

Commitments and Contingent Liabilities

Shareholders' Equity
   Preferred stock, without par value
     Authorized and unissued--2,000,000 shares
   Common stock, without par value
     Authorized--5,000,000 shares

     Issued and outstanding--2,600,700 and 2,889,663 shares                    25,389,422        28,193,644
   Retained earnings                                                          15,912,206        15,708,073
   Accumulated other comprehensive income                                         15,385
   Unearned employee stock ownership plan (ESOP) shares                       (1,624,444)       (1,730,736)
   Unearned recognition and retention plan (RRP) shares                       (1,412,654)       (1,640,120)
                                                                            ------------      ------------
       Total shareholders' equity                                             38,279,915        40,530,861
                                                                            ------------      ------------
       Total liabilities and shareholders' equity                           $120,653,639      $108,161,692
                                                                            ============      ============

See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                        Consolidated Statement of Income

Year Ended December 31                                                 1999               1998             1997
-------------------------------------------------------------------------------------------------------------------
Interest and Dividend Income
   Loans                                                              $7,710,042       $6,932,194        $6,090,003
   Investment securities
     Mortgage-backed securities                                          237,665          256,870           214,121
     Other investment securities                                         329,441          257,305           196,937
   Dividends on Federal Home Loan Bank stock                              70,089           58,866            53,956
   Deposits with financial institutions                                  123,002          599,612           245,927
                                                                      ----------       ----------        ----------
       Total interest and dividend  income                             8,470,239        8,104,847         6,800,944
                                                                      ----------       ----------        ----------
Interest Expense
   Deposits                                                            3,474,851        3,364,222         3,366,097
   Stock subscription escrow accounts                                                                       130,411
   Federal Home Loan Bank advances                                       342,481           50,952           339,258
                                                                      ----------       ----------        ----------
       Total interest expense                                          3,817,332        3,415,174         3,835,766
                                                                      ----------       ----------        ----------
Net Interest Income                                                    4,652,907        4,689,673         2,965,178
   Provision for loan losses                                              60,000          110,000           165,000
                                                                      ----------       ----------        ----------
Net Interest Income After Provision for Loan Losses                    4,592,907        4,579,673         2,800,178
                                                                      ----------       ----------        ----------
Other Income (Losses)
   Equity in losses of limited partnership                               (43,500)        (121,000)         (157,800)
   Net realized gains on sales of available-for-sale securities           73,150
   Other income                                                          109,485           73,126            61,952
                                                                      ----------       ----------        ----------
       Total other income (losses)                                       139,135          (47,874)          (95,848)
                                                                      ----------       ----------        ----------
Other Expenses
   Salaries and employee benefits                                      1,068,985          849,909           479,726
   Net occupancy expenses                                                 46,989           38,741            39,159
   Equipment expenses                                                     26,967           28,182            22,436
   Deposit insurance expense                                              43,556           45,847            31,482
   Legal and professional fees                                           126,733          128,193            33,813
   Data processing                                                       121,994           76,901            66,002
   Other expenses                                                        323,871          295,413           288,704
                                                                      ----------       ----------        ----------
       Total other expenses                                            1,759,095        1,463,186           961,322
                                                                      ----------       ----------        ----------
Income Before Income Tax                                               2,972,947        3,068,613         1,743,008

   Income tax expense                                                  1,002,512        1,094,377           544,556
                                                                      ----------       ----------        ----------
Net Income                                                            $1,970,435       $1,974,236        $1,198,452
                                                                      ==========       ==========        ==========

Basic Earnings per Share                                              $      .81       $      .70

Diluted Earnings per Share                                                   .81              .70

See notes to consolidated financial statements.


                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                 Consolidated Statement of Shareholders' Equity

                                                                                Accumulated
                                   Common Stock                                    Other
                                 Shares               Comprehensive  Retained   Comprehensive   Unearned      Unearned
                               Outstanding  Amount       Income      Earnings      Income      ESOP Shares  Compensation   Total
                              -----------------------------------------------------------------------------------------------------
Balances, January 1, 1997                                          $13,909,833                                          $13,909,833
   Comprehensive income
       Net income                                      $1,198,452    1,198,452                                            1,198,452
                                                       ==========
   Common stock issued
      in conversion,
      net of costs            3,041,750   $29,637,592                                                                    29,637,592
   Contribution for
      unearned ESOP shares                                                                    $(1,840,000)               (1,840,000)
Balances, December 31, 1997   3,041,750    29,637,592               15,108,285                 (1,840,000)               42,905,877
                              =======================              =================================================================
   Comprehensive income
       Net income                                      $1,974,236    1,974,236                                            1,974,236
                                                       ==========
   Cash dividends
      ($.355 per share)                                               (999,293)                                            (999,293)
   Purchase of common stock    (152,087)   (1,483,829)                (375,155)                                          (1,858,984)
   Contribution for unearned
       RRP shares                                                                                          $(1,753,853)  (1,753,853)
   Amortization of unearned
      compensation expense                                                                                     113,733      113,733
   ESOP shares earned                          39,881                                             109,264                   149,145
Balances, December 31, 1998   2,889,663    28,193,644               15,708,073                 (1,730,736)  (1,640,120)  40,530,861
                              -----------------------              -----------------------------------------------------------------
   Comprehensive income
       Net income                                      $1,970,435    1,970,435                                            1,970,435
   Other comprehensive income,
     net of tax
   Unrealized gains on
     securities, net of
     reclassification
     adjustment                                            15,385                 $15,385                                    15,385
                                                       ----------
   Comprehensive income                                $1,985,820
                                                       ==========
   Cash dividends
       ($.465 per share)                                            (1,162,604)                                          (1,162,604)
   Purchase of common stock    (288,963)   (2,820,059)                (603,698)                                          (3,423,757)
   Amortization of unearned
   compensation expense                                                                                        227,466      227,466
   ESOP shares earned                          15,837                                             106,292                   122,129
                              -----------------------              -----------------------------------------------------------------
Balances, December 31, 1999   2,600,700   $25,389,422              $15,912,206    $15,385     $(1,624,444) $(1,412,654) $38,279,915
                              =======================              =================================================================


See notes to consolidated financial statements.

                     UNION COMMUNITY BANCORP AND SUBSIDIARY
                      Consolidated Statement of Cash Flows

Year Ended December 31                                                   1999              1998             1997
-------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                         $1,970,435       $1,974,236      $  1,198,452
   Adjustments to reconcile net income to net cash provided
       by operating activities
     Provision for loan losses                                            60,000          110,000           165,000
     Depreciation                                                         32,589           30,344            27,335
     Deferred income tax                                                  20,928          (40,926)           36,750
     Investment securities accretion, net                                (12,061)          (9,223)          (11,677)
     Gains on sale of investment securities available for sale           (73,150)
     Gains on sale of foreclosed real estate                                (284)          (2,500)           (5,565)
     Equity in losses of limited partnership                              43,500          121,000           157,800
     Amortization of unearned compensation expense                       227,466          113,733
     ESOP shares earned                                                  122,129          149,145
     Net change in
       Interest receivable                                              (109,077)        (133,165)         (127,922)
       Interest payable                                                   13,228           (9,530)           27,415
       Other assets                                                      (38,750)          (8,396)          (21,878)
       Other liabilities                                                (157,776)          60,780           (78,749)
                                                                     -----------       ----------       -----------
       Net cash provided by operating activities                       2,099,177        2,355,498         1,366,961
                                                                     -----------       ----------       -----------
Investing Activities
   Investment securities
     Purchases of investment securities available for sale              (812,492)
     Purchases of investment securities held to maturity              (1,415,000)      (9,203,586)       (1,200,000)
     Proceeds from sales of investment securities available for sale     595,655
     Proceeds from maturities and paydowns of mortgage-backed
       securities held to maturity                                       731,300          606,716           638,955
     Proceeds from maturities of investment
       securities held to maturity                                     1,200,000        6,400,000           500,000
   Net change in loans                                               (15,527,383)     (12,529,034)       (6,017,272)
   Purchases of premises and equipment                                   (44,822)         (18,178)          (23,331)
   Proceeds from sale of foreclosed real estate                          100,356            4,500            76,274
   Purchase of Federal Home Loan Bank of Indianapolis stock             (299,200)         (36,800)         (127,600)
   Other investing activity                                               (2,726)          (1,934)           (2,728)
                                                                     -----------       ----------       -----------
       Net cash used by investing activities                         (15,474,312)     (14,778,316)       (6,155,702)
                                                                     -----------       ----------       -----------
Financing Activities
   Net change in
     Interest-bearing demand and savings deposits                      6,316,311          (28,493)        2,695,812
     Certificates of deposit                                          (2,171,501)       2,616,080          (874,209)
     Stock subscription escrow accounts                                               (22,687,104)       22,687,104
   Proceeds from borrowings                                           11,000,000                          1,500,000
   Repayment of borrowings                                              (296,900)      (1,780,225)       (5,807,277)
   Cash dividends                                                     (1,117,580)        (728,726)
   Contribution of unearned compensation                                               (1,753,853)
   Repurchase of common stock                                         (3,423,757)      (1,858,984)
   Net change in advances by borrowers for taxes and insurance            (5,493)          54,376            19,981
   Proceeds from sale of common stock, net of costs                                                      27,882,967
                                                                      ----------       ----------       -----------
       Net cash provided (used) by financing activities               10,301,080      (26,166,929)       48,104,378
                                                                      ----------       ----------       -----------
Net Increase (Decrease) in Cash and Cash Equivalents                  (3,074,055)     (38,589,747)       43,315,637
Cash and Cash Equivalents, Beginning of Year                           6,191,080       44,780,827         1,465,190
                                                                      ----------       ----------       -----------
Cash and Cash Equivalents, End of Year                                $3,117,025       $6,191,080       $44,780,827
                                                                      ==========       ==========       ===========
Additional Cash Flows Information

   Interest paid                                                      $3,804,104       $3,424,704        $3,808,351
   Income tax paid                                                     1,087,326          984,063           527,433
   Stock issuance costs included in other liabilities                                                        85,375
   Common stock issued to ESOP leveraged with an employer loan                                            1,840,000
   Loans transferred to foreclosed real estate                           193,870           13,619           163,540


See notes to consolidated financial statements.

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 1 --    Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Union Community Bancorp (Company) and its wholly owned subsidiary, Union Federal Savings and Loan Association (Association) and the Association's wholly owned subsidiary, UFS Service Corp.
(UFS), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

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

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1999, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula.

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

Earnings per share have been computed based upon the weighted average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding. Net income per share for the periods before and including the conversion to a stock savings and loan association on December 29, 1997, is not meaningful.

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

Note 3 --      Investment Securities

                                                           1999
                                    --------------------------------------------
                                                   Gross       Gross
                                    Amortized   Unrealized  Unrealized   Fair
December 31                           Cost         Gains      Losses     Value
--------------------------------------------------------------------------------
Available for sale
   Marketable equity securities      $  290        $  25               $   315
Held to maturity
   Federal agencies                   4,715                     $329     4,386
   Mortgage-backed securities         2,807           85          79     2,813
                                    --------------------------------------------
       Total held to maturity         7,522           85         408     7,199
                                    --------------------------------------------
       Total investment securities   $7,812         $110        $408    $7,514
                                    ============================================

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                                         1998
                                   ---------------------------------------------
                                                 Gross        Gross
                                   Amortized  Unrealized   Unrealized     Fair
December 31                          Cost        Gains       Losses       Value
--------------------------------------------------------------------------------
Held to maturity
   Federal agencies                 $4,500       $   7          $28      $4,479
    Mortgage-backed securities       3,526         174            4       3,696
                                   ---------------------------------------------
     Total investment securities    $8,026        $181          $32      $8,175
                                   =============================================

The amortized cost and fair value of securities held to maturity at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Available for Sale        Held to Maturity
                                ----------------------------------------------
                                Amortized    Fair       Amortized        Fair
December 31                       Cost       Value         Cost          Value
------------------------------------------------------------------------------
One to five years                                          $2,415       $2,343
After ten years                                             2,300        2,043
                                ----------------------------------------------
                                                            4,715        4,386
Mortgage-backed securities                                  2,807        2,813
Marketable equity securities        $290       $315
                                ----------------------------------------------
Totals                              $290       $315        $7,522       $7,199
                                ==============================================

Securities with a carrying value of $2,807,000 and $3,597,000 were pledged at December 31, 1999 and 1998 to secure FHLB advances.

Proceeds from sales of securities available for sale during 1999 were $596,000. Gross gains of $73,000 were realized on those sales.

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Mortgage-backed securities included in investment securities held to maturity above consist of the following:

                                                                   1999
                                             --------------------------------------------
                                                           Gross        Gross
                                             Amortized  Unrealized   Unrealized     Fair
December 31                                    Cost        Gains       Losses       Value
-----------------------------------------------------------------------------------------
Held to maturity
   Government National Mortgage Corporation   $  689         $59                   $  748
   Federal Home Loan Mortgage Corporation      2,043          26          $74       1,995
   Federal National Mortgage Corporation          63                        5          58
   Other                                          12                                   12
                                             --------------------------------------------
       Total mortgage-backed securities       $2,807         $85          $79      $2,813
                                             ============================================

                                                                        1998
                                              -----------------------------------------------------
                                                               Gross            Gross
                                               Amortized    Unrealized       Unrealized      Fair
December 31                                      Cost          Gains           Losses        Value
---------------------------------------------------------------------------------------------------
Held to maturity
   Government National Mortgage Corporation     $  991          $104                        $1,095
   Federal Home Loan Mortgage Corporation        2,395            69                         2,464
   Federal National Mortgage Corporation           123             1               $4          120
   Other                                            17                                          17
                                              -----------------------------------------------------
       Total mortgage-backed securities         $3,526          $174               $4       $3,696
                                              =====================================================


Note 4 --      Loans and Allowance

December 31                                        1999              1998
-----------------------------------------------------------------------------
Real estate mortgage loans
   One-to-four family                             $ 80,552           $71,823
   Multi-family                                      9,549            10,609
   Commercial                                       12,410             6,355
Real estate construction loans                       2,848             2,545
Commercial loans                                     1,394                51
Individuals' loans for household and
    other personal expenditures                        177               213
                                                  ---------------------------
                                                   106,930            91,596
Deferred loan fees                                    (334)             (334)
Allowance for loan losses                             (422)             (362)
                                                  ---------------------------
       Total loans                                $106,174           $90,900
                                                  ===========================

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Year Ended December 31                        1999        1998         1997
--------------------------------------------------------------------------------
Allowance for loan losses
   Balances, beginning of year                $362        $252          $159
   Provision for losses                         60         110           165
   Loans charged off                                                     (72)
                                             ---------------------------------
   Balances, end of year                      $422        $362          $252
                                             =================================

Information on impaired loans is summarized below.

December 31                                                         1999    1998
Impaired loans for which the discounted cash flows or collateral
   value exceeds the carrying value of the loan                    $197    $322


Year Ended December 31                          1999         1998        1997
--------------------------------------------------------------------------------
Average balance of impaired loans                $214       $110         $33
Interest income recognized on impaired loans       21         10
Cash basis interest included above                 18         10


Note 5 --      Premises and Equipment

December 31                                                 1999         1998
--------------------------------------------------------------------------------
Land                                                        $146          $146
Buildings                                                    579           569
Equipment                                                    171           140
                                                            --------------------
       Total cost                                            896           855
Accumulated depreciation                                    (529)         (500)
                                                            --------------------
       Net                                                  $367          $355
                                                            ====================

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 6 --      Investment in Limited Partnership

The investment in limited partnership of $1,012,000 and $1,055,000 at December 31, 1999 and 1998 represents a 99 percent equity in Pedcor Investments - 1993-XVI, LP (Pedcor), a limited partnership organized to build, own and operate a 48-unit apartment complex. In addition to recording its equity in the losses of Pedcor, the Company has recorded the benefit of low income housing tax credits of $178,000 for the years ended December 31, 1999, 1998 and 1997. Condensed financial statements for Pedcor are as follows:

December 31                                              1999         1998
--------------------------------------------------------------------------------
Condensed statement of financial condition
   Assets

     Cash                                               $   21         $   31
     Land and property                                   2,178          2,235
     Other assets                                          175             19
                                                        ---------------------
       Total assets                                     $2,374         $2,285
                                                        =====================

Liabilities

   Notes payable--Association                           $  659         $  772
   Notes payable--other                                  1,338          1,256
   Other liabilities                                       161            159
                                                        ---------------------
       Total liabilities                                 2,158          2,187
Partners' equity                                           216             98
                                                        ---------------------
       Total liabilities and partners' equity           $2,374         $2,285
                                                        =====================


Year Ended December 31                       1999          1998          1997
--------------------------------------------------------------------------------
Condensed statement of operations
   Total revenue                            $ 253         $ 232         $ 219
   Total expenses                             318           354           340
                                            -----------------------------------
       Net loss                             $ (65)        $(122)        $(121)
                                            ===================================

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 7 --      Deposits

December 31                                                    1999        1998
--------------------------------------------------------------------------------
Noninterest-bearing demand                                   $ 1,151     $   657
Interest-bearing demand                                       18,030      11,982
Savings deposits                                               3,184       3,410
Certificates and other time deposits of $100,000 or more      10,700       9,351
Other certificates and time deposits                          35,925      39,446
                                                             -------------------
       Total deposits                                        $68,990     $64,846
                                                             ===================

Certificates and other time deposits maturing in years ending December 31:
--------------------------------------------------------------------------------
2000                                                                     $25,447
2001                                                                      12,600
2002                                                                       4,317
2003                                                                       2,271
2004                                                                       1,990
                                                                         -------
                                                                         $46,625
                                                                         =======

Year Ended December 31                   1999             1998             1997
--------------------------------------------------------------------------------
Interest expense on deposits
   Interest-bearing demand             $  793           $  496           $  444
   Savings deposits                       134              139              159
   Certificates                         2,548            2,729            2,763
                                       -----------------------------------------
                                       $3,475           $3,364           $3,366
                                       =========================================

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 8 --      Federal Home Loan Bank Advances

                                                              1999
                                                    ---------------------------
                                                                    Weighted
                                                                     Average
December 31                                         Amount            Rate
--------------------------------------------------------------------------------
Advances from FHLB
   Maturities in years ending
     2000                                           $11,124              5.76%
     2001                                               129              5.67
     2002                                               138              5.80
     2003                                               147              5.90
     2004                                               121              6.03
                                                    -------
                                                    $11,659              5.76%
                                                    =======


The Association has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires March 1, 2000 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at December 31, 1999.

FHLB advances are secured by first-mortgage loans and investment securities totaling $80,867,000 and $73,501,000 at December 31, 1999 and 1998. Advances are subject to restrictions or penalties in the event of prepayment.

Note 9 --      Note Payable

The note payable to Pedcor dated February 1, 1994 in the original amount of $1,809,792 bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14% per annum or the highest amount permitted by applicable law.

December 31                                                              1999
--------------------------------------------------------------------------------
Note payable to Pedcor Maturities in years ending:

     2000                                                                 $183
     2001                                                                  177
     2002                                                                  174
     2003                                                                  171
     2004                                                                  132
                                                                         ------
                                                                          $837
                                                                         ======

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 10 --     Income Tax

Year Ended December 31                            1999       1998        1997
--------------------------------------------------------------------------------
Income tax expense
   Currently payable
     Federal                                    $   726    $   848        $353
     State                                          256        287         155
   Deferred
     Federal                                         16        (27)         37
     State                                            5        (14)
                                                 -----------------------------
       Total income tax expense                  $1,003     $1,094        $545
                                                 =============================
Reconciliation of federal statutory
     to actual tax expense
   Federal statutory income tax at 34%           $1,011     $1,043        $593
   Effect of state income taxes                     172        180         102
   Tax credits                                     (178)      (178)       (178)
   Other                                             (2)        49          28
                                                 -----------------------------
       Actual tax expense                        $1,003     $1,094        $545
                                                 =============================
Effective tax rate                                 33.7%      35.7%       31.2%

The components of the cumulative net deferred tax asset included in other assets are as follows:

December 31                                                    1999        1998
--------------------------------------------------------------------------------
Assets
   Allowance for loan losses                                   $173        $144
   Loan fees                                                                 15
   Pensions and employee benefits                                48          63
   Other                                                         19
                                                               -----------------
       Total assets                                             240         222
                                                               -----------------
Liabilities
   Depreciation                                                 (23)        (21)
   State income tax                                              (5)         (6)
   FHLB stock dividend                                          (23)        (23)
   Loan fees                                                    (16)
   Equity in partnership losses                                (107)        (87)
   Unrealized gain on securities available-for-sale             (10)
   Other                                                                     (5)
                                                               -----------------
       Total liabilities                                       (184)       (142)
                                                               -----------------
Valuation Allowance                                              (7)
                                                               -----------------
                                                              $  49       $  80
                                                               =================

The valuation allowance at December 31, 1999 is $7,000, all of which arose during the current year.

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

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

December 31                                                     1999     1998
--------------------------------------------------------------------------------
Commitments to extend credit                                   $3,762    $2,566
Standby letters of credit                                       3,215     2,514

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Association upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party.

The Company and Association have entered into an employment agreement with the president which provides for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreement, these payments could occur in the event of a change in control of the Company, as defined, along with other specific conditions. The contingent liability under the agreement in the event of a change in control is approximately $300,000. The Company is not required to pay any amounts under this agreement which cannot be deducted for federal income tax purposes.

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

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 12 --     Dividend and Capital Restrictions

Without prior approval, current regulations allow the Association to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years. The Association normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

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

At  December  31,  1999,  the  shareholders'   equity  of  the  Association  was
$32,532,000, of which approximately $4,018,000 was available for the payment of dividends.

Note 13 --     Regulatory Capital

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

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 1999 and 1998, the Association is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 1999 that management believes have changed the Association's classification.

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The Association's actual and required capital amounts and ratios are as follows:

                                                                                    1999
                                                        ---------------------------------------------------------------
                                                                                Required for             To Be Well
                                                         Actual              Adequate Capital 1         Capitalized 1
  December 31                                            Amount     Ratio    Amount       Ratio       Amount     Ratio
-----------------------------------------------------------------------------------------------------------------------
  Total risk-based capital 1 (to risk-weighted assets)  $32,954    50.3%     $5,245        8.0%       $6,557      10.0%
  Tier 1 capital 1 (to risk-weighted assets)             32,532    49.6%      2,623        4.0%        3,934       6.0%
  Core capital 1 (to adjusted total assets)              32,532    27.2%      3,592        3.0%        5,987       5.0%
  Core capital 1 (to adjusted tangible assets)           32,532    27.2%      2,395        2.0%                    N/A
  Tangible capital 1 (to adjusted total assets)          32,532    27.2%      1,796        1.5%                    N/A
  1 As defined by regulatory agencies


                                                                                    1998
                                                        ---------------------------------------------------------------
                                                                                Required for             To Be Well
                                                          Actual             Adequate Capital 1         Capitalized 1
  December 31                                             Amount     Ratio   Amount       Ratio       Amount     Ratio
-----------------------------------------------------------------------------------------------------------------------
  Total risk-based capital 1 (to risk-weighted assets)   $30,693    56.7%    $4,325        8.0%       $5,406      10.0%
  Tier 1 capital 1 (to risk-weighted assets)              30,331    56.1%     2,163        4.0%        3,245       6.0%
  Core capital 1 (to adjusted total assets)               30,331    28.3%     3,219        3.0%        5,365       5.0%
  Core capital 1 (to adjusted tangible assets)            30,331    28.3%     2,146        2.0%                    N/A
  Tangible capital 1 (to adjusted total assets)           30,331    28.3%     1,610        1.5%                    N/A

  1 As defined by regulatory agencies

Note 14 --     Employee Benefit Plans

The Company provides pension benefits for substantially all of its employees, and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense (benefit) was $2,000, $2,000, and $(4,000) for 1999, 1998, and 1997.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $8,000, $10,000 and $11,000 for 1999, 1998, and 1997.

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

As part of the conversion in 1997, the Company established an ESOP covering substantially all employees of the Company and Association. The ESOP acquired 184,000 shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,840,000 of common stock acquired by the ESOP is shown as a reduction of shareholders' equity. Unearned ESOP shares totaled 162,444 and 173,074 at December 31, 1999 and 1998 and had a fair value of $1,787,000 and $1,947,000 at December 31, 1999 and 1998. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Association, are made to the ESOP. ESOP expense for the years ended December 31, 1999 and 1998 was $122,000 and $149,000. There was no expense under the ESOP for the year ended December 31, 1997. At December 31, 1999, the ESOP had 21,556 allocated shares, 162,444 suspense shares and no committed-be-be released shares. At December 31, 1998, the ESOP had 10,926 allocated shares, 173,074 suspense shares and no committed-to-be released shares.

In connection with the conversion, the Board of Directors established a Recognition and Retention Plan and Trust (RRP). The Bank contributed $1,753,853 to the RRP for the purchase of 121,670 shares of Company common stock, and effective June 30, 1998, awards of grants for 78,900 of these shares were issued to various directors, officers and employees of the Association. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing June 30, 1999. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. Expense under the plan for the years ended December 31, 1999 and 1998 was $227,000 and $114,000.

Note 15 --     Stock Option Plan

Under the Company's stock option plan (Plan), which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent per year. During 1998, the Company authorized the grant of options for up to 304,175 shares of the Company's common stock. Effective June 30, 1998, the Company granted 186,000 of the options. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. No options were granted in 1999. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                        1998
--------------------------------------------------------------------------------
Risk-free interest rates                                                   5.5%
Dividend yields                                                            2.7%
Volatility factors of expected market price of common stock               14.0%
Weighted-average expected life of the options                           7 years

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

                                                        1999               1998
--------------------------------------------------------------------------------
Net income                          As reported         $1,970            $1,974
                                    Pro forma            1,872             1,876
Basic earnings per share            As reported            .81               .70
                                    Pro forma              .77               .67
Diluted earnings per share          As reported            .81               .70
                                    Pro forma              .77               .67

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 1999 and 1998.


Year Ended December 31                                           1999                               1998
----------------------------------------------------------------------------------------------------------------------
                                                                          Weighted-                       Weighted-
                                                                          Average                          Average
   Options                                               Shares        Exercise Price       Shares      Exercise Price
----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                           186,000          $14.59
Granted                                                                                    186,000         $14.59
                                                         -------                           -------
Outstanding, end of year                                 186,000          $14.59           186,000         $14.59
                                                         =======                           =======
Options exercisable at year end                           37,200
Weighted-average fair value of options
 granted during the year                                                                     $2.94

As of December 31, 1999, the 186,000 options outstanding have an exercise price of $14.59 and a weighted-average remaining contractual life of 8.5 years.

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 16 --     Related Party Transactions

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

Balances, January 1, 1999                                               $2,093
 New loans, including renewals                                           1,184
 Payments, etc. including renewals                                        (291)
                                                                        ------
Balances, December 31, 1999                                             $2,986
                                                                        ======

Deposits from related parties held by the Association at December 31, 1999, and 1998 totaled $1,930,000 and $1,826,000.

Note 17 --     Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                               Year Ended December 31, 1999
                                            ------------------------------------
                                                         Weighted      Per-Share
                                            Income    Average Shares    Amount
--------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common shareholders   $1,970      2,444,080       $.81

Effect of Dilutive Securities
   Stock options
                                             ---------------------
Diluted Earnings Per Share
   Income available to common shareholders
     and assumed conversions                 $1,970      2,444,080       $.81
                                             =================================

Options to purchase 186,000 shares of common stock at $14.59 per share were outstanding at December 31, 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                                 Year Ended December 31, 1999
                                              ----------------------------------
                                                          Weighted     Per-Share
                                              Income   Average Shares   Amount
--------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common shareholders     $1,974     2,804,584      $.70

Effect of Dilutive Securities
   Stock options                                                  9
                                               --------------------
Diluted Earnings Per Share
   Income available to common shareholders
     and assumed conversions                   $1,974     2,804,593      $.70
                                               ==============================


Note 18 --     Fair Values of Financial Instruments

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

The estimated fair values of the Company's financial instruments are as follows:


                                                                     1999                               1998
                                                          -------------------------------------------------------------
                                                          Carrying            Fair           Carrying            Fair
December 31                                                Amount             Value           Amount             Value
-----------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                $3,117            $3,117           $ 6,191          $ 6,191
   Investment securities available for sale                    315               315
   Investment securities held to maturity                    7,522             7,199             8,026            8,175
   Loans, net                                              106,174           103,846            90,900           92,365
   Stock in FHLB                                             1,044             1,044               745              745
   Interest receivable                                         824               824               715              715

Liabilities
   Deposits                                                 68,990            68,735            64,846           61,460
   Borrowings
     FHLB advances                                          11,659            11,646               772              781
     Notes payable--limited partnership                        837               712             1,021              835
   Interest payable                                            123               123               109              109
   Advances by borrowers for taxes and insurance               270               270               275              275


UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 19 --     Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

December 31                                                   1999         1998
--------------------------------------------------------------------------------
Assets
   Cash                                                     $ 5,555      $10,243
   Investment securities available-for-sale                     315
   Investment in subsidiary                                  32,532       30,332
   Other assets                                                 216          238
                                                            --------------------
       Total assets                                         $38,618      $40,813
                                                            ====================
Liability--other                                            $   338      $   282
Shareholders' Equity                                         38,280       40,531
                                                            --------------------
       Total liabilities and shareholders' equity           $38,618      $40,813
                                                            ====================

                          Condensed Statement of Income

Year Ended December 31                                                   1999               1998              1997
-------------------------------------------------------------------------------------------------------------------
Income
   Interest income                                                     $      11         $      4
   Other income                                                              175               81
                                                                          -----------------------------------------
                                                                             186               85
                                                                          -----------------------------------------
Expenses
   Salaries and employee benefits                                             80               65
   Legal and professional fees                                                83               97
   Other expenses                                                             17               14
                                                                          -----------------------------------------
       Total expenses                                                        180              176
                                                                          -----------------------------------------
Income (loss) before income tax and equity
   in undistributed income of subsidiaries                                     6              (91)

Income tax benefit (expense)                                                   9              (20)
                                                                          -----------------------------------------
Loss before equity in undistributed income of subsidiaries                    (3)             (71)

Equity in undistributed income of subsidiaries                             1,973            2,045            $1,198
                                                                          -----------------------------------------
Net Income                                                                $1,970           $1,974            $1,198
                                                                          =========================================

UNION COMMUNITY BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                        Condensed Statement of Cash Flows


Year Ended December 31                                                   1999              1998              1997
--------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                             $1,970         $  1,974          $  1,198
   Adjustments to reconcile net income to
     net cash provided by operating activities                            (1,900)          (2,165)           (1,198)
                                                                          -----------------------------------------
       Net cash provided (used) by operating activities                       70             (191)
                                                                          -----------------------------------------
Investing Activities
   Purchases of investments available for sale                              (812)
   Proceeds from sales of investments available for sale                     596
                                                                          -----------------------------------------
       Net cash used by investing activities                                (216)
                                                                          -----------------------------------------
Financing Activities
   Net proceeds from issuance of stock                                                                       27,883
   Capital contribution to Association                                                                      (14,861)
   Cash dividend                                                          (1,118)            (729)
   Repurchase of common stock                                             (3,424)          (1,859)
                                                                          -----------------------------------------
       Net cash provided (used) by financing activities                   (4,542)          (2,588)           13,022
                                                                          -----------------------------------------
Net Change in Cash                                                        (4,688)          (2,779)

Cash at Beginning of Year                                                 10,243           13,022
                                                                          -----------------------------------------
Cash at End of Year                                                       $5,555          $10,243           $13,022
                                                                          =========================================

                             DIRECTORS AND OFFICERS


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

             OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

     Joseph E. Timmons                            Ronald L. Keeling
     President and                                Senior Loan Officer
     Chief Executive Officer                      Vice President and
                                                  Assistant Secretary

     Denise E. Swearingen                         Alan L. Grimble
     Secretary, Controller/                       Vice President
     Treasurer

DIRECTORS AND OFFICERS

      Philip L. Boots (age 53) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

      Marvin L. Burkett (age 72) has worked as a self-employed farmer in Montgomery County since 1956. He currently is semi-retired from farming.

      Phillip E. Grush (age 68) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

      Samuel H. Hildebrand, II (age 60) a resident of Montgomery County since 1964, has served in management positions at R R Donnelley & Sons Co., Crawford Industries, Inc., and Atapco Custom Products. Since 1995, he has served as President of Hildebrand's Village Traditions, Inc. The company is engaged in property management as well as custom fabrication of rain gutter systems through its Custom Flo Division.

      John M. Horner (age 63) has served as the president of Horner Pontiac Buick, Inc. in Crawfordsville since 1974.

      Harry A. Siamas (age 49) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

      Joseph E. Timmons (age 65) has served as President and Chief Executive Officer of Union Federal since 1974 and of UFS Service Corp. since its inception in 1994. He has been an employee of Union Federal since 1954.

                            SHAREHOLDER INFORMATION

MARKET INFORMATION

         The Association converted from a federal mutual savings and loan association to a federal stock savings and loan associaiton effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of February 21, 2000, there were approximately 352 record holders of the Holding Company's Common Stock.

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

         The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Association. Applicable law restricts the amount of dividends Union Federal may pay to the Holding Company without obtaining the prior approval of the OTS to an amount that does not exceed Union Federal's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

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

                                     Stock Price               Dividends
Quarter Ended                     High        Low              Per Share
March 31, 1998                  $15 7/8    $14                   $0.075
June 30, 1998                    15 5/8     14 1/8                0.085
September 30, 1998               14 7/8     10 3/4                0.095
December 31, 1998                13          9 13/16              0.100
March 31, 1999                   12 1/2     11 1/8                0.105
June 30, 1999                    12         10 1/4                0.110
September 30, 1999               12 1/2     10 13/16              0.120
December 31, 1999                12 3/8      8 7/8                0.130

TRANSFER AGENT AND REGISTRAR

The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755

GENERAL COUNSEL

Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

INDEPENDENT AUDITOR

Olive LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46204

SHAREHOLDERS AND GENERAL INQUIRIES

     The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 1999 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Joseph E. Timmons
     President and Chief Executive Officer
     Union Community Bancorp
     221 East Main Street
     Crawfordsville, Indiana 47933