Form 10-K, Exhibit 13
period 2000-12-30
UNION COMMUNITY BANCORP
filed 2001-04-02
CIK 1046183

Table of Contents

Message to Shareholders....................................................    1
Selected Consolidated Financial Data.......................................    2
Management's Discussion and Analysis.......................................    3
Report of Independent Auditor..............................................   16
Consolidated Balance Sheet.................................................   17
Consolidated Statement of Income...........................................   18
Consolidated Statement of Shareholders' Equity.............................   19
Consolidated Statement of Cash Flows.......................................   20
Notes to Consolidated Financial Statements.................................   21
Directors and Officers.....................................................   39
Shareholder Information....................................................   41




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

     The Association is a federal savings and loan association which conducts its business from a full-service office located in Crawfordsville, Indiana. The Association plans to open its first branch office in Crawfordsville in the Spring of 2001. The Association offers a variety of lending, deposit and other financial services to its retail and commercial customers. The Association's principal business consists of attracting deposits from the general public and originating mortgage loans, most of which are secured by one- to four-family residential real property in Montgomery County. The Association also offers multi-family loans, construction loans, non-residential real estate loans, home equity loans and consumer loans, including single-pay loans, loans secured by deposits, installment loans and commercial loans. The Association derives most of its funds for lending from deposits of its customers, which consist primarily of certificates of deposit, demand accounts and savings accounts.

To Our Shareholders:
On behalf of our employees and Board of Directors, I take great pleasure in providing you with the 2000 Annual Report to Shareholders of Union Community Bancorp, the holding company for Union Federal Savings and Loan Association.

The century date change came and went with barely a whisper around the world. But behind the scenes considerable effort and resources were expended to achieve this "non-event." Several worked diligently to assure uninterrupted service for our customers and none of us were disappointed. On January 3, 2000, it was business as usual when we opened our doors, much to the delight of customers and employees alike. As we enter the new millennium, we are dedicated to the growth and continued value of your Company.

Our return on average assets was 1.59% and return on average equity was 5.17%. We are proud of our efficiency ratio of 35.9% for 2000. This means we spent 35.9 cents to earn $1.00 of income. The industry average is near 60 cents.

During the year, a 10% stock repurchase program was authorized and completed. Since our conversion in 1997, we have authorized and repurchased a total of 25%, or 700,750 shares, at a cost of approximately $8.3 million. We have announced an additional 5% repurchase in 2001. Each repurchase enhances shareholder value and this was reflected in our earnings per share numbers. These repurchases evidence our commitment to create value for our shareholders over the long term.

As we work to set our course at Union Federal, aware of the changes in today's financial services markets, we continually endeavor to better define our place in our industry and in our community. To grow, we must continue providing new products to meet the ever changing needs of our customers. This spring we will open our first full-service branch at 1688 Crawfordsville Square Drive. We invite our customers to visit this location. We remain committed to providing excellent banking services for the people of this area and we continually look for better ways to serve our customers.

The Management and the Board of Directors want to thank you for your business, your support and your confidence in Union Federal Savings and Loan Association. We encourage you to recommend Union Federal to your friends, neighbors and associates, and we look forward to serving you with the same professional service that has marked our performance for the past 88 years. Please review this Annual Report and join us at the meeting on April 18, 2001.

                                             Sincerely,



                                             \s\ Joseph E. Timmons
                                             -----------------------------------
                                             Joseph E. Timmons,
                                             President & Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                     UNION COMMUNITY BANCORP AND SUBSIDIARY

The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.


                                                                              At  December 31,
                                                        -----------------------------------------------------------
                                                        2000          1999        1998          1997         1996
                                                        -----------------------------------------------------------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................  $125,383      $120,654     $108,162     $132,040       $82,789
Loans, net.........................................   109,505       106,174       90,900       78,436        72,697
Cash and interest-bearing deposits in other banks (1)   4,755         3,117        6,191       44,781         1,465
Investment securities available for sale...........       ---           315          ---          ---           ---
Investment securities held to maturity.............     7,597         7,522        8,026        5,820         5,747
Deposits...........................................    72,816        68,990       64,846       62,258        60,436
Stock subscriptions refundable.....................       ---           ---          ---       22,687           ---
Borrowings.........................................    15,189        12,496        1,793        3,573         7,880
Shareholders' equity...............................    36,188        38,280       40,531       42,906        13,910

                                                                           Year Ended December 31,
                                                       ------------------------------------------------------------
                                                        2000          1999        1998          1997         1996
                                                       ------------------------------------------------------------
Summary of Operating Data:
Total interest and dividend income.................    $9,222        $8,470       $8,105       $6,801         $6,11
Total interest expense.............................     4,601         3,817        3,415        3,836         3,424
                                                       ------        ------       ------       ------        ------
   Net interest income.............................     4,621         4,653        4,690        2,965         2,688
Provision for loan losses..........................        60            60          110          165            48
                                                       ------        ------       ------       ------        ------
   Net interest income after provision for loan losses  4,561         4,593        4,580        2,800         2,640
                                                       ------        ------       ------       ------        ------
Other income (losses):
   Equity in losses of limited partnership.........      (100)          (44)        (121)        (158)         (173)
   Gain on sales of available for sale securities..        46            73          ---          ---           ---
   Other...........................................       124           110           73           62            57
                                                       ------        ------       ------       ------        ------
     Total other income (losses)...................        70           139          (48)         (96)         (116)
                                                       ------        ------       ------       ------        ------
Other expenses:
   Salaries and employee benefits..................     1,102         1,069          850          480           461
   Net occupancy expenses..........................        45            47           39           39            39
   Equipment expenses..............................        23            27           28           22            20
   Deposit insurance expense.......................        15            44           46           31           495
   Legal and professional fees.....................       109           127          128           34            29
   Data processing.................................        77           122           77           66            57
   Other...........................................       314           323          296          289           201
                                                       ------        ------       ------       ------        ------
     Total other expenses..........................     1,685         1,759        1,464          961         1,302
                                                       ------        ------       ------       ------        ------
Income before income taxes.........................     2,946         2,973        3,068        1,743         1,222
Income taxes.......................................     1,011         1,003        1,094          545           336
                                                       ------        ------       ------       ------        ------
   Net income......................................    $1,935        $1,970       $1,974       $1,198       $   886
                                                       ======        ======       ======       ======       =======

Table continued on following page

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
               UNION COMMUNITY BANCORP AND SUBSIDIARY (continued)

                                                                           Year Ended December 31,
                                                        ------------------------------------------------------------
                                                           2000         1999        1998           1997        1996
                                                        ------------------------------------------------------------
Supplemental Data:
Basic earnings per share...........................       $.87          $.81         $.70           ---         ---
Diluted earnings per share.........................        .87           .81          .70           ---         ---
Dividends per share................................        .585          .465         .355          ---         ---
Dividend payout ratio..............................      67.24%        57.41%       50.71%          ---         ---
Interest rate spread during period..................       2.12%         2.31%        2.23%        2.55%        2.54%
Net yield on interest-earning assets (2) ..........       3.87          4.14         4.42         3.50         3.53
Return on assets (3)...............................       1.59          1.72         1.82         1.38         1.13
Return on equity (4)...............................       5.17          5.02         4.65         8.10         6.54
Other expenses to average assets (5)...............       1.39          1.53         1.35         1.11         1.66
Equity to assets (6)...............................      28.86         31.73        37.47        32.49        16.80
Average equity to average assets...................      30.77         34.25        39.24        17.03        17.31
Average interest-earning assets to average
   interest-bearing liabilities....................     145.47        153.70       167.89       120.98       121.94
Non-performing assets to total assets (6)..........        .33           .22          .32          .07          .59
Allowance for loan losses to total loans
   outstanding (6).................................        .44           .40          .40          .32          .22
Allowance for loan losses to
   non-performing loans (6)........................     118.23        253.69       103.72       484.62        32.52
Net charge-offs to average
   total loans outstanding ........................        ---           ---          ---          .10          ---
Number of full service offices (6).................          1             1           1             1            1

------------
(1) Includes certificates of deposit in other financial institutions.
(2) Net interest income divided by average interest-earning assets.
(3) Net income divided by average total assets.
(4) Net income divided by average total equity.
(5) Other expenses divided by average total assets.
(6) At end of period.



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

     2.  The effect of changes in interest rates; and

     3.  Changes in deposit insurance premiums.


Average Balances and Interest Rates and Yields

     The following tables present for the years ended December 31, 2000, 1999 and 1998, the balances, interest rates and average monthly balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts. Management believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.


                                                      Average Balance Sheet/Yield Analysis

                                                                  Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                                 2000                           1999                          1998
                                    --------------------------------- -----------------------------  -------------------------------
                                      Average              Average    Average             Average     Average             Average
                                      Balance  Interest(1) Yield/Cost Balance Interest(1) Yield/Cost  Balance Interest(1) Yield/Cost
                                    ------------------------------------------------------------------------------------------------
                                                                          (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-earning deposits.......   $2,131      $102       4.79%    $2,981     $123       4.13%     $11,441  $   600      5.24%
   Mortgage-backed securities......    2,677       229       8.55      3,093      238       7.69        3,304      257      7.78
   Other investment securities.....    5,105       319       6.25      5,451      329       6.04        4,301      257      5.98
   Loans receivable (2)(5).........  108,312     8,486       7.83    100,056    7,710       7.71       86,421    6,932      8.02
   FHLB stock......................    1,044        86       8.24        876       70       7.99          735       59      8.03
                                     -------     -----               -------    -----                 -------    -----
     Total interest-earning assets.  119,269     9,222       7.73    112,457    8,470       7.53      106,202    8,105      7.63
                                                 -----                          -----                            -----
Non-interest earning assets, net
   of allowance for loan losses....    2,354                           2,173                            2,030
                                    --------                        --------                         --------
     Total assets.................. $121,623                        $114,630                         $108,232
                                    ========                        ========                         ========
Liabilities and shareholders' equity:
Interest-bearing liabilities:
   Savings deposits................   $3,077       123       4.00     $3,389      134       3.95       $3,466      139      4.01
   Interest-bearing demand.........   19,119       942       4.93     16,422      793       4.83       11,920      496      4.16
   Certificates of deposit.........   48,182     2,790       5.79     47,313    2,548       5.39       46,999    2,729      5.81
   FHLB advances...................   11,612       746       6.42      6,043      342       5.66          873       51      5.84
                                     -------     -----               -------    -----                 -------    -----
     Total interest-bearing
        liabilities...............    81,990     4,601       5.61     73,167    3,817       5.22       63,258    3,415      5.40
                                                 -----                          -----                            -----
Other liabilities..................    2,210                           2,199                            2,504
                                     -------                         -------                          -------
     Total liabilities.............   84,200                          75,366                           65,762
Shareholders' equity...............   37,423                          39,264                           42,470
                                     -------                         -------                          -------
     Total liabilities and
         shareholders'
         equity.................    $121,623                        $114,630                         $108,232
                                    ========                        ========                         ========
Net interest-earning assets......    $37,279                         $39,290                          $42,944
Net interest income..............               $4,621                         $4,653                           $4,690
                                                ======                         ======                           ======
Interest rate spread (3).........                            2.12%                          2.31%                           2.23%
Net yield on weighted average
   interest-earning assets (4)...                            3.87%                          4.14%                           4.42%
Average interest-earning assets
   to average interest-bearing
     liabilities                      145.47%                         153.70%                          167.89%

---------------------
(1) Interest income on loans receivable includes loan fee income of $70,000, $79,000 and $88,000 for each of the years ended December 31, 2000, 1999 and 1998, respectively.

(2)  Total loans less loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

(5)  The balances include nonaccrual loans.

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


                                                                         Year Ended December 31,
                                                            ------------------------------------------------
                                                            2000                  1999                  1998
                                                            ----                  ----                  ----
Weighted average interest rate earned on:
   Interest-earning deposits.......................         4.79%                 4.13%                 5.24%
   Mortgage-backed securities......................         8.55                  7.69                  7.78
   Other investment securities.....................         6.25                  6.04                  5.98
   Loans receivable................................         7.83                  7.71                  8.02
   FHLB stock......................................         8.24                  7.99                  8.03
     Total interest-earning assets.................         7.73                  7.53                  7.63
Weighted average interest rate cost of:
   Savings deposits................................         4.00                  3.95                  4.01
   Interest-bearing demand.........................         4.93                  4.83                  4.16
   Certificates of deposit.........................         5.79                  5.39                  5.81
   FHLB advances...................................         6.42                  5.66                  5.84
     Total interest-bearing liabilities............         5.61                  5.22                  5.40
Interest rate spread (1)...........................         2.12                  2.31                  2.23
Net yield on weighted average
   interest-earning assets (2).....................         3.87                  4.14                  4.42

------------------------
(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities.

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

                                                                         Increase (Decrease) in Net Interest Income
                                                                    --------------------------------------------------
                                                                                          Total
                                                                    Due to                Due to                  Net
                                                                     Rate                 Volume                Change
                                                                    --------------------------------------------------
                                                                                      (In thousands)
Year ended December 31, 2000 compared
to year ended December 31, 1999
   Interest-earning assets:
     Interest-earning deposits..................................     $  18                  $ (39)             $    (21)
     Mortgage-backed securities.................................        25                    (34)                   (9)
     Other investment securities................................        11                    (21)                  (10)
     Loans receivable...........................................       131                    645                   776
     FHLB stock.................................................         2                     14                    16
                                                                     ------                  -----             ---------
       Total....................................................       187                    565                   752
                                                                     ------                  -----             ---------
   Interest-bearing liabilities:
     Savings deposits...........................................         1                    (12)                  (11)
     Interest-bearing demand....................................        16                    133                   149
     Certificates of deposit....................................       195                     47                   242
     FHLB advances..............................................        52                    352                   404
                                                                     ------                  -----             ---------
       Total....................................................       264                    520                   784
                                                                     ------                  -----             ---------
   Net change in net interest income............................    $  (77)                $   45              $    (32)
                                                                     ======                =======             =========
Year ended December 31, 1999 compared
to year ended December 31, 1998
   Interest-earning assets:
     Interest-earning deposits..................................    $ (107)              $   (370)             $   (477)
     Mortgage-backed securities.................................        (3)                   (16)                  (19)
     Other investment securities................................         3                     69                    72
     Loans receivable...........................................      (281)                 1,059                   778
     FHLB stock.................................................       ---                     11                    11
                                                                     ------                  -----             ---------
       Total....................................................      (388)                   753                   365
                                                                     ------                  -----             ---------
   Interest-bearing liabilities:
     Savings deposits...........................................        (2)                    (3)                   (5)
     Interest-bearing demand....................................        89                    208                   297
     Certificates of deposit....................................      (199)                    18                  (181)
     FHLB advances..............................................        (2)                   293                   291
                                                                     ------                  -----             ---------
       Total....................................................      (114)                   516                   402
                                                                     ------                  -----             ---------
   Net change in net interest income............................    $ (274)              $    237             $     (37)
                                                                     ======                =======             =========
Year ended December 31, 1998 compared
to year ended December 31, 1997
   Interest-earning assets:
     Interest-earning deposits..................................   $   (53)              $    407              $    354
     Mortgage-backed securities held to maturity................       (28)                    71                    43
     Other investment securities held to maturity...............        12                     48                    60
     Loans receivable...........................................      (126)                   968                   842
     FHLB stock.................................................       ---                      5                     5
                                                                     ------                  -----             ---------
       Total....................................................      (195)                 1,499                 1,304
                                                                     ------                  -----             ---------
   Interest-bearing liabilities:
     Savings deposits...........................................        (5)                   (15)                  (20)
     Interest-bearing demand....................................       (14)                    66                    52
     Certificates of deposit....................................       (12)                   (23)                  (35)
     Stock subscriptions refundable.............................       ---                   (130)                 (130)
     FHLB advances..............................................        (3)                  (285)                 (288)
                                                                     ------                  -----             ---------
       Total....................................................       (34)                  (387)                 (421)
                                                                     ------                  -----             ---------
   Net change in net interest income............................     $(161)                $1,886                $1,725
                                                                     ======                =======             =========

Financial Condition at December 31, 2000 Compared to Financial Condition at December 31, 1999

     Total assets increased approximately $4.7 million, or 3.9%, to $125.4 million at December 31, 2000, from $120.7 million at December 31, 1999. The increase was primarily due to loan growth of $3.3 million. Net loans increased by 3.1% to $109.5 million due to an increase in customer demand and an increased focus by the Company in the areas of commercial and consumer lending.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2000 were $108.3 million compared to average loans for the 1999 period of $100.1 million, an increase of approximately 8.2%. The growth in loans was funded primarily by increases in deposits and FHLB advances. The average rates on loans were 7.71% for 1999 and 7.83% for 2000, an increase of 12 basis points. As loans increased, the allowance for loan losses also increased from $422,000 at December 31, 1999 to $480,000 at December 31, 2000. The allowance for loan losses as a percentage of total loans remained constant from 1999 to 2000 at .4%. The increase in the allowance for loan losses was a result of a $60,000 provision for loan losses for the year ended December 31, 2000. The ratio of the allowance for loan losses to non-performing loans was 253.7% at December 31, 1999 compared to 118.2% at December 31, 2000. Nonperforming loans increased from $166,000 at December 31, 1999 to $406,000 at December 31, 2000.

     Deposits. Deposits increased $3.8 million to $72.8 million during 2000, an increase of 5.5%. Increased deposits were utilized to fund loan growth.
Certificates of deposit accounted for the majority of the growth with an increase of $4.1 million, or 8.8%, during this period. Average total deposits increased $3.3 million, or 4.8%, from $67.1 million for the year ended December 31, 1999 compared to $70.4 million for the year ended December 31, 2000.

     Borrowed Funds. Borrowed funds increased $2.7 million from December 31, 1999 to December 31, 2000. The increase in total borrowed funds was comprised of an increase in FHLB advances of $2.9 million and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $183,000. The note to Pedcor was used to fund an investment in the Pedcor low-income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. As with deposits, the increased borrowed funds were used to fund loan growth. Average FHLB advances increased to $11.6 million for 2000 compared to $6.0 million for 1999.

     Shareholders' Equity. Shareholders' equity decreased approximately $2.1 million to $36.2 million at December 31, 2000. The decrease was primarily due to stock repurchases of $3.0 million and cash dividends of $1.3 million. These decreases were offset by net income for year ended December 31, 2000 of $1.9 million, Employee Stock Ownership Plan shares earned of $119,000 and unearned compensation amortization of $227,000.

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

     Shareholders' Equity. Shareholders' equity decreased approximately $2.3 million to $38.3 million at December 31, 1999. The decrease was primarily due to stock repurchases of $3.4 million and cash dividends of $1.2 million. These decreases were offset by net income for year ended December 31, 1999 of $2.0 million, Employee Stock Ownership Plan shares earned of $122,000 and unearned compensation amortization of $227,000.

Comparison of Operating Results For Years Ended December 31, 2000 and 1999

     General. Net income decreased $35,000, or 1.8%, from $1,970,000 for the year ended December 31, 1999 to $1,935,000 for the year ended December 31, 2000. The return on average assets was 1.59% and 1.72% for the years ended December 31, 2000 and 1999, respectively.

     Interest Income. Total interest income was $9.2 million for 2000 compared to $8.5 million for 1999. The increase in interest income was primarily due to an increase in volume. Average earning assets increased $6.8 million, or 6.1%, from $112.5 million for 1999 compared to $119.3 million for 2000. The average yield on interest-earning assets increased from 7.53% for the year ended December 31, 1999 to 7.73% for the comparable period in 2000.

     Interest Expense. Interest expense increased $784,000, or 20.5%, for the year ended December 31, 2000 compared to the year ended December 31, 1999. Average interest-bearing liabilities increased $8.8 million, or 12.1%, from $73.2 million for the 1999 period to $82.0 million during the 2000 period. Average deposits increased by $3.3 million, or 4.8%, from $67.1 million for the 1999 period to $70.4 million for the 2000 period. Average FHLB advances increased $5.6 million, or 92.2%, from $6.0 million for the 1999 period to $11.6 million during the 2000 period.

     Net Interest Income. Net interest income decreased $32,000, or .7%, for the year ended December 31, 2000 compared to the year ended December 31, 1999. The decrease was primarily due to a decline in the net interest margin from 4.14% for the year ended December 31, 1999 to 3.87% for the year ended December 31, 2000.

     Provision for Loan Losses. The provision for loan losses for the years ended December 31, 2000 and 1999 was $60,000. The provision for loan losses was considered adequate, based on growth, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) decreased from income of $139,000 for the year ended December 31, 1999 to income of $70,000 for the comparable period in 2000. This decrease was in part due to $73,000 of gains on sales of securities available for sale during 1999 compared to gains of $46,000 during 2000. In addition, equity in losses of the limited partnership was up $56,000 from 1999 due to the operating results of the limited partnership. The investment in the limited partnership represents a 99% equity interest in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low-income housing income tax credits in the amount of $178,000 for both 2000 and 1999 was recorded.

     Salaries and Employee Benefits. Salaries and employee benefits were $1,102,000 for the year ended December 31, 2000 compared to $1,069,000 for the 1999 period, an increase of $33,000, or 3.1%. This increase was in part due to normal increases in employee compensation and related payroll taxes.

     Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses decreased $6,000, or 7.9%, during 2000 compared to 1999.

     Deposit Insurance Expense. Deposit insurance expense decreased $28,000, or 65.0% during 2000 compared to 1999.

     Legal and Professional Fees. Legal and professional fees were $109,000 for the year ended December 31, 2000 compared to $127,000 for the 1999 period, a decrease of $18,000.

     Data Processing. Data processing expense decreased from $122,000 for the year ended December 31, 1999 to $77,000 for the comparable period in 2000, a decrease of $45,000. This decrease was due to $45,000 of non-recurring expenses related to the Company's data processing conversion during the first quarter of 1999.

     Other Expense. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fees, supplies, and postage decreased $10,000, or 3.0% for 2000 compared to 1999. The decrease resulted from nominal decreases in a variety of expense categories.

     Income Tax Expense. Income tax expense increased $8,000, or .8%, during 2000 compared to 1999. The effective tax rate was 34.3% and 33.7% for the respective 2000 and 1999 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low-income housing tax credits.

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

     Income Tax Expense. Income tax expense decreased $91,000, or 8.3%, during 1999 compared to 1998. The effective tax rate was 33.7% and 35.7% for the respective 1999 and 1998 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low-income housing tax credits.

Liquidity and Capital Resources

     The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 2000.


                                                                             Year Ended December 31,
                                                                 --------------------------------------------------
                                                                  2000                  1999                  1998
                                                                 --------------------------------------------------
                                                                                 (In thousands)
Operating activities..........................................   $2,499                $2,099                $2,355
                                                                 ------                ------                -------
Investing activities:
Investment securities

     Purchases of investment securities
       available for sale.....................................      ---                  (812)                  ---
     Proceeds from sales of investment
       securities available for sale..........................      336                   596                   ---
     Proceeds from maturities and paydowns of
     mortgage-backed securities held to maturity..............      259                   731                   607
     Purchases of other investment
       securities held to maturity............................     (300)               (1,415)               (9,204)
     Proceeds from maturities of
       investment securities held to maturity.................      ---                 1,200                 6,400
Purchase of loans.............................................     (375)               (1,439)                 (800)
Other net change in loans.....................................   (2,928)              (14,088)              (11,729)
Purchase of FHLB of Indianapolis stock........................      ---                  (299)                  (37)
Proceeds on sale of foreclosed real estate....................      ---                   100                     5
Purchases of premises and equipment...........................      (35)                  (45)                  (18)
Other investing activities....................................      ---                    (3)                   (2)
                                                                 ------                ------                -------

     Net cash used by investing activities....................   (3,043)              (15,474)              (14,778)
                                                                 ------               --------             ---------
Financing activities:
Net change in
   Interest-bearing demand and savings deposits...............     (264)                6,316                   (28)
   Certificates of deposits...................................    4,090                (2,171)                2,616
   Stock subscription escrow accounts.........................      ---                   ---               (22,687)
Proceeds from borrowings......................................   19,000                11,000                   ---
Repayment of borrowings.......................................  (16,307)                 (297)               (1,780)
Net change in advances by borrowers
   for taxes and insurance....................................        9                    (5)                   54
Cash dividends................................................   (1,322)               (1,118)                 (729)
Contribution of unearned compensation ........................      ---                   ---                (1,754)
Repurchase of common stock....................................   (3,024)               (3,424)               (1,859)
Proceeds from sale of common stock, net of costs..............      ---                   ---                   ---
                                                                 ------               --------             ---------
     Net cash provided (used) by financing activities.........    2,182                10,301               (26,167)
                                                                 ------               --------             ---------
Net increase (decrease) in cash and cash equivalents.........    $1,638               $(3,074)             $(38,590)
                                                                 ======               ========             =========

     Federal law requires that savings associations maintain an average daily balance of liquid assets in an amount not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first-lien residential mortgage loans. The OTS regulation, which implements this statutory provision, requires a savings association to hold liquid assets in an amount that is not less than 4% of its net withdrawable accounts and short-term borrowings. Savings associations are no longer required to maintain short-term liquid assets constituting at least 1% of their average daily balance of net withdrawable deposit accounts and current borrowings, as was formerly required under the previous OTS liquidity regulation. A savings association may calculate compliance with the OTS liquidity requirement based upon its average daily balance of liquid assets during each quarter. The OTS may impose monetary penalties on savings associations that fail to meet these liquidity requirements. As of December 31, 2000, Union Federal had liquid assets of $12.4 million, and a regulatory liquidity ratio of 13.5%.

     Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a leverage ratio (or core capital) requirement of 3% to 5% depending upon the association's supervisory rating for safety and soundness, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 2000, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 2000:

                                                               At December 31, 2000
                                          --------------------------------------------------------------------------
                                              OTS Requirement                    Union Federal's Capital Level
                                          ---------------------             ----------------------------------------
                                           % of                               % of                          Amount
Capital Standard                          Assets        Amount              Assets(1)      Amount          of Excess
                                          ------        ------              ---------      ------          ---------
                                                                             (Dollars in thousands)
Tangible capital....................       1.5%         $1,873                27.8%       $34,716           $32,843
Core capital (2)....................       3.0           3,747                27.8         34,716            30,969
Risk-based capital..................       8.0           5,417                52.0         35,195            29,778


(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS core capital requirement for savings associations is comparable to the OCC requirement for national banks. The OTS regulation requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal is in compliance with this regulation.

     As of December 31, 2000, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.

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

Quarterly Results of Operations

     The following table sets forth certain quarterly results for the years ended December 31, 2000 and 1999.


                                           Net         Provision                     Basic        Diluted
Quarter       Interest     Interest     Interest       For Loan        Net         Earnings      Earnings      Dividends
Ended          Income       Expense      Income         Losses       Income        Per Share     Per Share     Per Share
----------------------------------------------------------------------------------------------------------
                                      (Dollars in thousands except for per share data)

2000:
March         $2,282       $1,069        $1,213          $15          $535           $0.23          $0.23       $0.140
June           2,277        1,107         1,170           15           494            0.22           0.22        0.145
September      2,312        1,189         1,123           15           472            0.22           0.22        0.150
December       2,351        1,236         1,115           15           434            0.21           0.21        0.150

1999:
March         $2,022         $871        $1,151          $15          $435           $0.17          $0.17       $0.105
June           2,087          912         1,175           15           470            0.19           0.19        0.110
September      2,153          983         1,170           15           540            0.22           0.22        0.120
December       2,208        1,051         1,157           15           525            0.23           0.23        0.130


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

     Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 75.8% of its loan portfolio at December 31, 2000. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

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

     It is estimated that at December 31, 2000, NPV would decrease 14% and 22% in the event of 200 and 300 basis point increases in market interest rates, respectively, compared to 20% and 30% for the same increases at December 31, 1999. Union Federal's NPV at December 31, 2000 would increase 9% and 13% in the event of 200 and 300 basis point decreases in market rates, respectively. A year earlier, 200 and 300 basis point decreases in market rates would have increased NPV 15% and 22%, respectively.

      Presented below, as of December 31, 2000 and 1999, is an analysis performed by the OTS of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. At December 31, 2000, 2% of the present value of Union Federal's assets was approximately $2.5 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $5.2 million at December 31, 2000, Union Federal would have been required to deduct $1.4 million from its total capital available to calculate its risk based capital requirement if it had been subject to the OTS' reporting requirements under this methodology. Union Federal's exposure to interest rate risk results from the concentration of fixed rate mortgage loans in its portfolio.


                                                December 31, 2000
--------------------------------------------------------------------------------------------------------------------------
      Change                     Net Portfolio Value                                 NPV as % of PV of Assets
     In Rates            $ Amount           $ Change              % Change           NPV Ratio          Change
----------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands)
     + 300 bp *           $28,334            $(7,835)              (22)%               24.37%           (422) bp
     + 200 bp              30,971             (5,198)              (14)                25.88            (271) bp
     + 100 bp              33,658             (2,511)               (7)                27.33            (126) bp
         0 bp              36,169                                                      28.59
     - 100 bp              38,066              1,897                 5                 29.44               85 bp
     - 200 bp              39,395              3,226                 9                 29.95              137 bp
     - 300 bp              40,949              4,780                13                 30.56              197 bp


             Interest Rate Risk Measures: 200 Basis Point Rate Shock

          Pre-Shock NPV Ratio: NPV as % of PV of Assets............       28.59%
          Exposure Measure: Post-Shock NPV Ratio...................       25.88%
          Sensitivity Measure: Change in NPV Ratio.................       271 bp



                                                December 31, 1999
--------------------------------------------------------------------------------------------------------------------------
      Change                     Net Portfolio Value                                 NPV as % of PV of Assets
     In Rates            $ Amount           $ Change              % Change           NPV Ratio          Change
----------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands)

     + 300 bp *           $22,656           $(9,490)                (30)%             20.81%           (615) bp
     + 200 bp              25,801            (6,345)                (20)              22.97            (399) bp
     + 100 bp              29,033            (3,112)                (10)              25.06            (190) bp
         0 bp              32,145                                                     26.96
     - 100 bp              34,871             2,726                   8               28.53              157 bp
     - 200 bp              37,056             4,910                  15               29.72              276 bp
     - 300 bp              39,087             6,941                  22%              30.78              382 bp



             Interest Rate Risk Measures: 200 Basis Point Rate Shock

     Pre-Shock NPV Ratio: NPV as % of PV of Assets................        26.96%
     Exposure Measure: Post-Shock NPV Ratio.......................        22.97%
     Sensitivity Measure: Change in NPV Ratio.....................        399 bp

----------------------
* Basis points (1 basis point equals .01%)

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

                          Independent Auditor's Report

Board of Directors
Union Community Bancorp
Crawfordsville, Indiana

We have audited the accompanying consolidated balance sheet of Union Community Bancorp and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Union Community Bancorp and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.


Olive LLP

/s/ Olive LLP

Indianapolis, Indiana
January 17, 2001


                     Union Community Bancorp and Subsidiary
                           Consolidated Balance Sheet

December 31                                                                               2000              1999
-------------------------------------------------------------------------------------------------------------------
Assets

   Cash                                                                           $       210,601   $       286,812
   Interest-bearing demand deposits                                                     4,544,085         2,830,213
                                                                                  ---------------------------------
     Cash and cash equivalents                                                          4,754,686         3,117,025
   Investment securities

     Available for sale                                                                                     315,463
     Held to maturity (fair value of $7,582,000 and $7,199,000)                         7,597,432         7,521,923
                                                                                  ---------------------------------
       Total investment securities                                                      7,597,432         7,837,386
   Loans, net of allowance for loan losses of $479,554 and $422,258                   109,505,174       106,173,782
   Premises and equipment                                                                 373,986           367,427
   Federal Home Loan Bank stock                                                         1,043,700         1,043,700
   Investment in limited partnership                                                      911,609         1,011,609
   Interest receivable                                                                    958,450           823,768
   Other assets                                                                           238,453           278,942
                                                                                  ---------------------------------
       Total assets                                                                  $125,383,490      $120,653,639
                                                                                  =================================
Liabilities
   Deposits

   Noninterest bearing                                                             $    1,769,103    $    1,151,075
   Interest bearing                                                                    71,047,357        67,839,367
                                                                                  ---------------------------------

       Total deposits                                                                  72,816,460        68,990,442
   Federal Home Loan Bank advances                                                     14,534,893        11,658,526
   Note payable                                                                           654,542           837,442
   Interest payable                                                                       196,223           122,565
   Dividends payable                                                                      326,783           315,591
   Other liabilities                                                                      666,655           449,158
                                                                                  ---------------------------------
       Total liabilities                                                            $  89,195,556     $  82,373,724
                                                                                  =================================
Commitments and Contingent Liabilities

Shareholders' Equity

   Preferred stock, without par value
     Authorized and unissued--2,000,000 shares
   Common stock, without par value
     Authorized--5,000,000 shares

     Issued and outstanding--2,341,000 and 2,600,700 shares                          $  22,868,943     $  25,389,422
   Retained earnings                                                                   16,025,304        15,912,206
   Accumulated other comprehensive income                                                                    15,385
   Unearned employee stock ownership plan (ESOP) shares                                (1,521,125)       (1,624,444)
   Unearned recognition and retention plan (RRP) shares                                (1,185,188)       (1,412,654)
                                                                                  ---------------------------------
       Total shareholders' equity                                                      36,187,934        38,279,915
                                                                                  ---------------------------------
       Total liabilities and shareholders' equity                                    $125,383,490      $120,653,639
                                                                                  =================================


See notes to consolidated financial statements.


                     Union Community Bancorp and Subsidiary
                        Consolidated Statement of Income

Year Ended December 31                                                 2000               1999             1998
-------------------------------------------------------------------------------------------------------------------
Interest and Dividend Income
   Loans                                                              $8,486,167       $7,710,042        $6,932,194
   Investment securities
     Mortgage-backed securities                                          228,826          237,665           256,870
     Other investment securities                                         318,995          329,441           257,305
   Dividends on Federal Home Loan Bank stock                              86,120           70,089            58,866
   Deposits with financial institutions                                  102,128          123,002           599,612
                                                                      ----------       ----------        ----------
       Total interest and dividend  income                             9,222,236        8,470,239         8,104,847
                                                                      ----------       ----------        ----------
Interest Expense

   Deposits                                                            3,855,702        3,474,851         3,364,222
   Federal Home Loan Bank advances                                       745,894          342,481            50,952
                                                                      ----------       ----------        ----------
       Total interest expense                                          4,601,596        3,817,332         3,415,174
                                                                      ----------       ----------        ----------
Net Interest Income                                                    4,620,640        4,652,907         4,689,673
   Provision for loan losses                                              60,000           60,000           110,000
                                                                      ----------       ----------        ----------
Net Interest Income After Provision for Loan Losses                    4,560,640        4,592,907         4,579,673
                                                                      ----------       ----------        ----------
Other Income (Losses)
   Equity in losses of limited partnership                              (100,000)         (43,500)         (121,000)
   Net realized gains on sales of available-for-sale securities           46,128           73,150
   Other income                                                          124,279          109,485            73,126
                                                                      ----------       ----------        ----------
       Total other income (losses)                                        70,407          139,135           (47,874)
                                                                      ----------       ----------        ----------
Other Expenses
   Salaries and employee benefits                                      1,101,660        1,068,985           849,909
   Net occupancy expenses                                                 45,001           46,989            38,741
   Equipment expenses                                                     23,123           26,967            28,182
   Deposit insurance expense                                              15,245           43,556            45,847
   Legal and professional fees                                           108,741          126,733           128,193
   Data Processing                                                        77,314          121,994            76,901
   Other expenses                                                        314,062          323,871           295,413
                                                                      ----------       ----------        ----------
       Total other expenses                                            1,685,146        1,759,095         1,463,186
                                                                      ----------       ----------        ----------
Income Before Income Tax                                               2,945,901        2,972,947         3,068,613
   Income tax expense                                                  1,010,821        1,002,512         1,094,377
                                                                      ----------       ----------        ----------
Net Income                                                            $1,935,080       $1,970,435        $1,974,236
                                                                      ==========       ==========        ==========
Basic Earnings per Share                                                    $.87               $.81              $.70

Diluted Earnings per Share                                                   .87                .81               .70


See notes to consolidated financial statements.


                     Union Community Bancorp and Subsidiary
                 Consolidated Statement of Shareholders' Equity

                                   Common Stock                                    Accumulated
                                   ------------                                       Other
                                  Shares                Comprehensive   Retained  Comprehensive  Unearned     Unearned
                               Outstanding    Amount       Income       Earnings     Income     ESOP Shares  Compensation  Total
                               -----------    ------    -------------   --------  ------------- -----------  ------------  -----

Balances, January 1, 1998      $3,041,750  $29,637,592                $15,108,285             $(1,840,000)              $42,905,877
Comprehensive income
   Net income                                             $1,974,236    1,974,236                                         1,974,236
                                                          ==========
Cash dividends
   ($.355 per share)                                                     (999,293)                                         (999,293)
Purchase of common stock         (152,087)  (1,483,829)                  (375,155)                                       (1,858,984)
Contribution for unearned
   RRP shares                                                                                              $(1,753,853)  (1,753,853)
Amortization of unearned
   compensation expense                                                                                        113,733      113,733
ESOP shares earned                              39,881                                             109,264                  149,145
                                ----------------------                --------------------------------------------------------------
Balances, December 31, 1998     2,889,663   28,193,644                 15,708,073               (1,730,736) (1,640,120)  40,530,861
Comprehensive income
   Net income                                             $1,970,435    1,970,435                                         1,970,435
   Other comprehensive
       income, net of tax
     Unrealized gains on
       securities, net of
       reclassification adjustment                            15,385                  $15,385                                15,385
                                                          ----------
Comprehensive income                                      $1,985,820
                                                          ==========
Cash dividends ($.465 per share)                                       (1,162,604)                                       (1,162,604)
Purchase of common stock         (288,963)  (2,820,059)                  (603,698)                                       (3,423,757)
Amortization of unearned
   compensation expense                                                                                        227,466      227,466
ESOP shares earned                              15,837                                             106,292                  122,129
                                ----------------------                --------------------------------------------------------------
Balances, December 31, 1999     2,600,700   25,389,422                 15,912,206      15,385   (1,624,444) (1,412,654)  38,279,915
Comprehensive income
   Net income                                             $1,935,080    1,935,080                                         1,935,080
   Other comprehensive loss,
    net of tax
     Unrealized losses on
       securities, net of
       reclassification
       adjustment                                            (15,385)                 (15,385)                              (15,385)
                                                          -----------
Comprehensive income                                      $1,919,695
                                                          ==========
Cash dividends ($.585 per share)                                       (1,333,440)                                       (1,333,440)
Purchase of common stock         (259,700)  (2,535,911)                  (488,542)                                       (3,024,453)
Amortization of unearned
   compensation expense                                                                                        227,466      227,466
ESOP shares earned                              15,432                                             103,319                  118,751
                                ----------------------                --------------------------------------------------------------
Balances, December 31, 2000    $2,341,000  $22,868,943                $16,025,304  $        0  $(1,521,125)$(1,185,188) $36,187,934
                               =======================                ==============================================================



See notes to consolidated financial statements.



                     Union Community Bancorp and Subsidiary
                      Consolidated Statement of Cash Flows

Year Ended December 31                                                   2000              1999             1998
                                                                      ---------------------------------------------
Operating Activities
   Net income                                                         $1,935,080       $1,970,435        $1,974,236
   Adjustments to reconcile net income to net cash provided by operating activities
   Provision for loan losses                                              60,000           60,000           110,000
   Depreciation                                                           28,260           32,589            30,344
   Deferred income tax                                                   (41,757)          20,928           (40,926)
   Investment securities accretion, net                                  (34,546)         (12,061)           (9,223)
   Gains on sale of investment securities available for sale             (46,128)         (73,150)
   Gains on sale of foreclosed real estate                                                   (284)           (2,500)
   Equity in losses of limited partnership                               100,000           43,500           121,000
   Amortization of unearned compensation expense                         227,466          227,466           113,733
   ESOP shares earned                                                    118,751          122,129           149,145
   Net change in
     Interest receivable                                                (134,682)        (109,077)         (133,165)
     Interest payable                                                     73,658           13,228            (9,530)
     Other assets                                                          4,313          (38,750)           (8,396)
     Other liabilities                                                   208,146         (157,776)           60,780
                                                                      ---------------------------------------------
       Net cash provided by operating activities                       2,498,561        2,099,177         2,355,498
                                                                      ---------------------------------------------

Investing Activities
   Investment securities
     Purchases of investment securities available for sale                               (812,492)
     Purchases of investment securities held to maturity                (300,000)      (1,415,000)       (9,203,586)
     Proceeds from sales of investment securities available for sale     336,115          595,655
     Proceeds from maturities and paydowns of mortgage-backed
       securities held to maturity                                       259,037          731,300           606,716
     Proceeds from maturities of investment securities held to maturity                 1,200,000         6,400,000
   Net change in loans                                                (3,303,368)     (15,527,383)      (12,529,034)
   Purchases of premises and equipment                                   (34,819)         (44,822)          (18,178)
   Proceeds from sale of foreclosed real estate                                           100,356             4,500
   Purchase of Federal Home Loan Bank of Indianapolis stock                              (299,200)          (36,800)
   Other investing activity                                                                (2,726)           (1,934)
                                                                      ---------------------------------------------
       Net cash used by investing activities                          (3,043,035)     (15,474,312)      (14,778,316)
                                                                      ---------------------------------------------

Financing Activities
   Net change in
     Interest-bearing demand and savings deposits                       (264,246)       6,316,311           (28,493)
     Certificates of deposit                                           4,090,264       (2,171,501)        2,616,080
     Stock subscription escrow accounts                                                                 (22,687,104)
   Proceeds from borrowings                                           19,000,000       11,000,000
   Repayment of borrowings                                           (16,306,533)        (296,900)       (1,780,225)
   Cash dividends                                                     (1,322,248)      (1,117,580)         (728,726)
   Contribution of unearned compensation                                                                 (1,753,853)
   Repurchase of common stock                                         (3,024,453)      (3,423,757)       (1,858,984)
   Net change in advances by borrowers for taxes and insurance             9,351           (5,493)           54,376
                                                                      ---------------------------------------------
       Net cash provided (used) by financing activities                2,182,135       10,301,080       (26,166,929)
                                                                      ---------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                   1,637,661       (3,074,055)      (38,589,747)

Cash and Cash Equivalents, Beginning of Year                           3,117,025        6,191,080        44,780,827
                                                                      ---------------------------------------------
Cash and Cash Equivalents, End of Year                                $4,754,686       $3,117,025        $6,191,080
                                                                      =============================================
Additional Cash Flows Information

   Interest paid                                                      $4,527,938       $3,804,104        $3,424,704
   Income tax paid                                                       938,419        1,087,326           984,063
   Loans transferred to (from) foreclosed real estate                    (88,024)         193,870            13,619



See notes to consolidated financial statements.

Union Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 1 --  Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Union Community Bancorp (Company) and its wholly-owned subsidiary, Union Federal Savings and Loan Association (Association) and the Association's wholly-owned subsidiary, UFS Service Corp.
(UFS), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. The Association operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

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

Allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of chargeoffs, net of recoveries. The Bank's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to certain classified loans, pools of loans and certain unused commitments. Changes in classifications of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The unallocated allowance is based upon management's evaluation of various conditions, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the Association's key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results.

The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118. A loan is considered impaired when management determines that it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2000, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

Note 2 -- Investment Securities


                                                                                      2000
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------

Held to maturity

   Federal agencies                                        $5,015               $16              $86            $4,945
   Mortgage-backed securities                               2,582                64                9             2,637
                                                          ------------------------------------------------------------
       Total held to maturity                              $7,597               $80              $95            $7,582
                                                          ============================================================



                                                                                      1999
                                                          ------------------------------------------------------------

                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------
Available for sale
   Marketable equity securities                            $  290             $  25                            $   315
                                                          ------------------------------------------------------------
Held to maturity
   Federal agencies                                         4,715                               $329             4,386
   Mortgage-backed securities                               2,807                85               79             2,813
                                                          ------------------------------------------------------------
       Total held to maturity                               7,522                85              408             7,199
                                                          ------------------------------------------------------------
       Total investment securities                         $7,812              $110             $408            $7,514
                                                          ============================================================


The amortized cost and fair value of securities held to maturity at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Held to Maturity
                                                    -------------------------
                                                    Amortized           Fair
December 31                                           Cost              Value
-----------------------------------------------------------------------------
One to five years                                    $2,415            $2,406
Five to ten years                                       300               316
After ten years                                       2,300             2,223
                                                    -------------------------
                                                      5,015             4,945
Mortgage-backed securities                            2,582             2,637
                                                    -------------------------
       Totals                                        $7,597            $7,582
                                                    =========================

Securities with a carrying value of $2,606,000 and $2,807,000 were pledged at December 31, 2000 and 1999 to secure FHLB advances.

Proceeds from sales of securities available for sale during 2000 and 1999 were $336,000 and $596,000. Gross gains of $46,000 and $73,000 were realized on those sales.

Mortgage-backed securities included in investment securities held to maturity above consist of the following:



                                                                                      2000
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------

Held to maturity
   Government National Mortgage Corporation                $  622               $47               $3            $  666
   Federal Home Loan Mortgage Corporation                   1,897                17                3             1,911
   Federal National Mortgage Corporation                       55                                  3                52
   Other                                                        8                                                    8
                                                          ------------------------------------------------------------
       Total mortgage-backed securities                    $2,582               $64               $9            $2,637
                                                          ============================================================






                                                                                      1999
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
December 31                                                 Cost              Gains           Losses             Value
----------------------------------------------------------------------------------------------------------------------
Held to maturity
   Government National Mortgage Corporation                $  689               $59                             $  748
   Federal Home Loan Mortgage Corporation                   2,043                26              $74             1,995
   Federal National Mortgage Corporation                       63                                  5                58
   Other                                                       12                                                   12
                                                          ------------------------------------------------------------
       Total mortgage-backed securities                    $2,807               $85              $79            $2,813
                                                          ============================================================


Note 3 -- Loans and Allowance

December 31                                      2000              1999
-------------------------------------------------------------------------
Real estate mortgage loans
   One-to-four family                         $  83,012         $  80,552
   Multi-family                                   8,522             9,549
   Commercial                                    12,878            12,410
Real estate construction loans                    2,037             2,848
Commercial loans                                  3,661             1,394
Individuals' loans for household
   and other personal expenditures                  165               177
                                              ----------------------------
                                                110,275           106,930
Unamortized deferred loan fees                     (290)             (334)
Allowance for loan losses                          (480)             (422)
                                              ----------------------------
       Total loans                             $109,505          $106,174
                                             =============================


Year Ended December 31                  2000             1999              1998
--------------------------------------------------------------------------------
Allowance for loan losses
   Balances, beginning of year          $422             $362              $252
   Provision for losses                   60               60               110
   Loans charged off                      (2)
                                       -----------------------------------------
   Balances, end of year                $480             $422              $362
                                       =========================================

Information on impaired loans is summarized below.


December 31                                           2000              1999
--------------------------------------------------------------------------------
Impaired loans for which the discounted
   cash flows or collateral value
   exceeds the carrying value of the loan             $133              $197


Year Ended December 31                  2000             1999              1998
--------------------------------------------------------------------------------
Average balance of impaired loans       $131             $214              $110
Interest income recognized on
   impaired loans                         10               21                10
Cash basis interest included above        10               18                10

Note 4 -- Premises and Equipment

December 31                                              2000              1999
--------------------------------------------------------------------------------
Land                                                     $146              $146
Buildings                                                 579               579
Equipment                                                 206               171
                                                         -----------------------
       Total cost                                         931               896
Accumulated depreciation                                 (557)             (529)
                                                         -----------------------
       Net                                               $374              $367
                                                         =======================
Note 5 -- Investment in Limited Partnership

The investment in limited partnership of $912,000 and $1,012,000 at December 31, 2000 and 1999 represents a 99 percent equity in Pedcor Investments - 1993-XVI, LP (Pedcor), a limited partnership organized to build, own and operate a 48-unit apartment complex. In addition to recording its equity in the losses of Pedcor, the Company has recorded the benefit of low income housing tax credits of $178,000 for each of the years ended December 31, 2000, 1999 and 1998. Condensed financial statements for Pedcor are as follows:

December 31                                             2000              1999
--------------------------------------------------------------------------------
Condensed statement of financial condition
   Assets
     Cash                                            $     83           $    21
     Land and property                                  2,120             2,178
     Other assets                                         170               175
                                                     ---------------------------
       Total assets                                    $2,373            $2,374
                                                     ===========================
Liabilities

   Notes payable--Association                         $   535           $   659
   Notes payable--other                                 1,329             1,338
   Other liabilities                                      170               161
                                                     ---------------------------
       Total liabilities                                2,034             2,158
Partners' equity                                          339               216
                                                     ---------------------------
       Total liabilities and partners' equity          $2,373            $2,374
                                                     ===========================


Year Ended December 31                2000             1999              1998
--------------------------------------------------------------------------------

Condensed statement of operations
   Total revenue                     $ 258            $ 253             $ 232
   Total expenses                      318              318               354
                                     -------------------------------------------
       Net loss                      $ (60)           $ (65)            $(122)
                                     ===========================================

Note 6 -- Deposits

December 31                                    2000              1999
--------------------------------------------------------------------------------
Noninterest-bearing demand                  $  1,769          $  1,151
Interest-bearing demand                       17,559            18,030
Savings deposits                               2,773             3,184
Certificates and other time
   deposits of $100,000 or more               13,937            10,700
Other certificates and time deposits          36,778            35,925
                                            --------------------------
       Total deposits                        $72,816           $68,990
                                            ==========================

Certificates and other time deposits maturing in years ending December 31:

        2001                                 $28,993
        2002                                  11,500
        2003                                   6,794
        2004                                   2,166
        2005                                   1,262
                                             -------
                                             $50,715
                                             =======

Year Ended December 31                2000             1999              1998
--------------------------------------------------------------------------------
Interest expense on deposits
   Interest-bearing demand          $   942          $   793           $   496
   Savings deposits                     123              134               139
   Certificates                       2,791            2,548             2,729
                                    ------------------------------------------
                                    $ 3,856          $ 3,475           $ 3,364
                                    ============================================


Note 7 -- Federal Home Loan Bank Advances
                                                       2000
                                             -------------------------
                                                              Weighted
                                                               Average
December 31                                  Amount             Rate
----------------------------------------------------------------------
Advances from FHLB
   Maturities in years ending
     2001                                  $  8,129             6.66%
     2002                                       138             5.80
     2003                                       147             5.90
     2004                                       121             6.03
     Thereafter                               6,000             5.79
                                           --------------------------
                                           $ 14,535             6.31%
                                           ==========================

The Association has an available line of credit with the FHLB totaling $1,000,000. The line of credit expires March 1, 2001 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at December 31, 2000.

FHLB advances are secured by first-mortgage loans and investment securities totaling $87,087,000. Advances are subject to restrictions or penalties in the event of prepayment.

Note 8 -- Note Payable

The note payable to Pedcor dated February 1, 1994 in the original amount of $1,809,792 bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14% per annum or the highest amount permitted by applicable law.

December 31                                                        2000
--------------------------------------------------------------------------------
Note payable to Pedcor
   Maturities in years ending
     2001                                                          $178
     2002                                                           174
     2003                                                           171
     2004                                                           132
                                                                   ----
                                                                   $655
                                                                   ====

Note 9 -- Income Tax

Year Ended December 31                     2000             1999              1998
----------------------------------------------------------------------------------
Income tax expense
   Currently payable
     Federal                            $   821           $  726            $  848
     State                                  231              256               287
   Deferred
     Federal                                (35)              16               (27)
     State                                   (6)               5               (14)
                                        -------------------------------------------
       Total income tax expense         $ 1,011           $1,003            $1,094
                                        ===========================================

Reconciliation of federal statutory
 to actual tax expense
   Federal statutory income tax at 34%  $ 1,002           $1,011            $1,043
   Effect of state income taxes             148              172               180
   Tax credits                             (178)            (178)             (178)
   Other                                     39               (2)               49
                                        -------------------------------------------
       Actual tax expense               $ 1,011           $1,003            $1,094
                                        ===========================================

Effective tax rate                         34.3%            33.7 %            35.7 %

The components of the cumulative net deferred tax asset included in other assets are as follows:

December 31                                              2000              1999
--------------------------------------------------------------------------------
Assets
   Allowance for loan losses                             $198              $173
   Pensions and employee benefits                          48                48
   Other                                                   36                19
                                                         -----------------------
       Total assets                                       282               240
                                                         -----------------------

Liabilities

   Depreciation                                           (28)              (23)
   State income tax                                        (7)               (5)
   FHLB stock dividend                                    (23)              (23)
   Loan fees                                              (12)              (16)
   Equity in partnership losses                          (110)             (107)
   Unrealized gain on securities available-for-sale                         (10)
                                                         -----------------------
       Total liabilities                                 (180)             (184)
                                                         -----------------------
Valuation Allowance                                        (2)               (7)
                                                         -----------------------
                                                         $100               $49
                                                         =======================

The valuation allowance at December 31, 2000 is $2,000, and was decreased by $5,000 during the current year.

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

Note 10 -- Other Comprehensive Income

                                                                 2000
                                             ---------------------------------------------
                                                                  Tax
                                             Before-Tax        (Expense)        Net-of-Tax
Year Ended December 31                         Amount           Benefit           Amount
------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
   Unrealized holding gains
        arising during the year                  $ 21             $ (7)             $ 14
   Less: reclassification adjustment
        for gains realized in net income           46              (17)               29
                                                -----------------------------------------
   Other comprehensive loss                      $(25)             $10              $(15)
                                                ==========================================




                                                                     1999
                                                 ---------------------------------------------
                                                                      Tax
                                                 Before-Tax        (Expense)        Net-of-Tax
Year Ended December 31                             Amount           Benefit           Amount
----------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities:
   Unrealized holding gains
        arising during the year                       $98             $(39)              $59
   Less: reclassification adjustment
        for gains realized in net income               73              (29)               44
                                                 ---------------------------------------------
   Other comprehensive income                         $25             $(10)              $15
                                                 =============================================


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

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

December 31                                         2000              1999
--------------------------------------------------------------------------------
Commitments to extend credit                       $4,341            $3,762
Standby letters of credit                           4,208             3,215

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

At  December  31,  2000,  the  shareholder's   equity  of  the  Association  was
$34,716,000, of which approximately $3,930,000 was available for the payment of dividends.

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

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 2000 and 1999, the Association is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 2000 that management believes have changed the Association's classification.

The Association's actual and required capital amounts and ratios are as follows:


                                                                                            2000
                                                      -----------------------------------------------------------------
                                                                                Required for             To Be Well
                                                       Actual                Adequate Capital 1         Capitalized 1
December 31                                            Amount     Ratio      Amount       Ratio       Amount     Ratio
-----------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted assets)  $35,195    52.0%       $5,417        8.0%       $6,771      10.0%
Tier 1 capital 1 (to risk-weighted assets)             34,716    51.3%        2,708        4.0%        4,062       6.0%
Core capital 1 (to adjusted total assets)              34,716    27.8%        3,747        3.0%        6,245       5.0%
Core capital 1 (to adjusted tangible assets)           34,716    27.8%        2,498        2.0%                     N/A
Tangible capital 1 (to adjusted total assets)          34,716    27.8%        1,873        1.5%                     N/A
1 As defined by regulatory agencies



                                                                                1999
                                                      -----------------------------------------------------------------
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
1 As defined by regulatory agencies


Note 14 -- Employee Benefit Plans

The Company provides pension benefits for substantially all of its employees, and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense was $2,000, $2,000, and $2,000 for 2000, 1999, and 1998.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $15,000, $8,000 and $10,000 for 2000, 1999, and 1998.

The Company has an ESOP covering substantially all employees of the Company and Association. The ESOP acquired 184,000 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Accordingly, the $1,840,000 of common stock acquired by the ESOP is shown as a reduction of shareholders' equity. Unearned ESOP shares totaled 152,112 and 162,444 at December 31, 2000 and 1999 and had a fair value of $1,901,400 and $1,787,000 at December 31, 2000 and 1999. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the
Board of Directors of the Association, are made to the ESOP. ESOP expense for the years ended December 31, 2000, 1999 and 1998 was $119,000, $122,000 and
$149,000. At December 31, 2000, the ESOP had 31,888 allocated shares, 152,112 suspense shares and no committed-to-be released shares. At December 31, 1999, the ESOP had 21,556 allocated shares, 162,444 suspense shares and no committed-to-be released shares.

The Association has a Recognition and Retention Plan and Trust (RRP). The Bank contributed $1,753,853 to the RRP for the purchase of 121,670 shares of Company common stock, and effective June 30, 1998, awards of grants for 78,900 of these shares were issued to various directors, officers and employees of the Association. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year, commencing June 30, 1999. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. Expense under the plan for the years ended December 31, 2000, 1999 and 1998 was $227,000, $227,000 and $114,000.

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

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. No options were granted in 2000 or 1999. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

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
Weighted-average expected life of the options                         7 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:


                                                          2000             1999              1998
--------------------------------------------------------------------------------------------------
Net income                      As reported              $1,935            $1,970           $1,974
                                Pro forma                 1,837             1,872            1,876
Basic earnings per share        As reported                 .87               .81              .70
                                Pro forma                   .83               .77              .67
Diluted earnings per share      As reported                 .87               .81              .70
                                Pro forma                   .83               .77              .67

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2000, 1999 and 1998.

Year Ended December 31                             2000                       1999                      1998
-----------------------------------------------------------------------------------------------------------------------
                                                        Weighted-                 Weighted-                 Weighted-
                                                         Average                   Average                   Average
Options                                   Shares     Exercise Price  Shares    Exercise Price   Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year              186,000      $14.59       186,000      $14.59
Granted                                                                                          186,000     $14.59
                                            -------                   -------                    -------
Outstanding, end of year                    186,000      $14.59       186,000      $14.59        186,000     $14.59
                                            =======                   =======                    =======
Options exercisable at year end              74,400                    37,200
Weighted-average fair value of
   options granted during the year                                                                $2.94


As of December 31, 2000, the 186,000 options outstanding have an exercise price of $14.59 and a weighted-average remaining contractual life of 7.5 years.

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

Balances, January 1, 2000                           $2,986
   New loans, including renewals                       429
   Payments, etc. including renewals                  (344)
                                                    -------
Balances, December 31, 2000                         $3,071
                                                    =======

Deposits from related parties held by the Association at December 31, 2000, and 1999 totaled $2,038,000 and $1,930,000.

Note 17 -- Earnings Per Share

Earnings per share (EPS) were computed as follows:

                                                                              Year Ended December 31, 2000
                                                                       --------------------------------------------
                                                                                      Weighted            Per-Share
                                                                       Income      Average Shares          Amount
-------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share

   Income available to common shareholders                             $1,935         2,217,229           $.87
Effect of Dilutive Securities
   Stock options
                                                                       ------------------------
Diluted Earnings Per Share
   Income available to common shareholders and
     assumed conversions                                               $1,935         2,217,229           $.87
                                                                       ============================================

Options to purchase 186,000 shares of common stock at $14.59 per share were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.


                                                                            Year Ended December 31, 1999
                                                                       --------------------------------------------
                                                                                      Weighted            Per-Share
                                                                       Income      Average Shares          Amount
-------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common shareholders                             $1,970         2,444,080           $.81
Effect of Dilutive Securities
   Stock options
                                                                       ------------------------
Diluted Earnings Per Share
   Income available to common shareholders and
     assumed conversions                                               $1,970         2,444,080           $.81
                                                                       ============================================


Options to purchase 186,000 shares of common stock at $14.59 per share were outstanding at December 31, 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

                                                                            Year Ended December 31, 1998
                                                                       --------------------------------------------
                                                                                      Weighted            Per-Share
                                                                       Income      Average Shares          Amount
-------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common shareholders                             $1,974         2,804,584           $.70
Effect of Dilutive Securities
   Stock options                                                                              9
                                                                       ------------------------
Diluted Earnings Per Share
   Income available to common shareholders and
     assumed conversions                                               $1,974         2,804,593           $.70
                                                                       ============================================

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

The estimated fair values of the Company's financial instruments are as follows:

                                                                     2000                               1999
                                                          -------------------------------------------------------------
                                                          Carrying            Fair           Carrying            Fair
December 31                                                Amount             Value           Amount             Value
-----------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                             $  4,755            $4,755         $  3,117          $  3,117
   Investment securities available for sale                                                      315               315
   Investment securities held to maturity                   7,597             7,582            7,522             7,199
   Loans, net                                             109,505           109,856          106,174           103,846
   Stock in FHLB                                            1,044             1,044            1,044             1,044
   Interest receivable                                        958               958              824               824

Liabilities
   Deposits                                                72,816            73,160           68,990            68,735
   Borrowings
     FHLB advances                                         14,535            14,366           11,659            11,646
     Notes payable--limited partnership                       655               572              837               712
   Interest payable                                           196               196              123               123
   Advances by borrowers for taxes and insurance              279               279              270               270


Note 19-- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:


                             Condensed Balance Sheet

December 31                                                      2000              1999
---------------------------------------------------------------------------------------
Assets
   Cash                                                       $  1,581          $  5,555
   Investment securities available-for-sale                                          315
   Investment in subsidiary                                     34,716            32,532
   Other assets                                                    254               216
                                                              --------------------------
       Total assets                                           $ 36,551          $ 38,618
                                                              ==========================
Liability--other                                              $    363          $    338
Shareholders' Equity                                            36,188            38,280
                                                              --------------------------
       Total liabilities and shareholders' equity              $36,551           $38,618
                                                              ==========================



                          Condensed Statement of Income

Year Ended December 31                                                        2000             1999              1998
----------------------------------------------------------------------------------------------------------------------
Income
   Interest income                                                        $       8         $     11          $      4
   Other income                                                                 144              175                81
                                                                          --------------------------------------------
                                                                                152              186                85
                                                                          --------------------------------------------
Expenses
   Salaries and employee benefits                                                95               80                65
   Legal and professional fees                                                   68               83                97
   Other expenses                                                                15               17                14
                                                                          --------------------------------------------
     Total expenses                                                             178              180               176
                                                                          --------------------------------------------
Income (loss) before income tax and equity in
   undistributed income of subsidiaries                                         (26)               6               (91)
Income tax benefit (expense)                                                      4                9               (20)
                                                                          --------------------------------------------
Loss before equity in undistributed income of subsidiaries                      (22)              (3)              (71)
Equity in undistributed income of subsidiaries                                1,957            1,973             2,045
                                                                          --------------------------------------------
Net Income                                                                   $1,935           $1,970            $1,974
                                                                          ============================================





                      Consolidated Statement of Cash Flows

Year Ended December 31                                                        2000             1999              1998
----------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                                $1,935           $1,970          $  1,974
   Adjustments to reconcile net income to net cash provided by
     operating activities                                                    (1,899)          (1,900)           (2,165)
                                                                          --------------------------------------------
       Net cash provided (used) by operating activities                          36               70              (191)
                                                                          --------------------------------------------
Investing Activities

   Purchases of investments available for sale                                                  (812)
   Proceeds from sales of investments available for sale                        336              596
                                                                          --------------------------------------------
       Net cash used by investing activities                                    336             (216)
                                                                          --------------------------------------------
Financing Activities

   Cash dividend                                                             (1,322)          (1,118)             (729)
   Repurchase of common stock                                                (3,024)          (3,424)           (1,859)
                                                                          --------------------------------------------
       Net cash used by financing activities                                 (4,346)          (4,542)           (2,588)
                                                                          --------------------------------------------

Net Change in Cash                                                           (3,974)          (4,688)           (2,779)
Cash at Beginning of Year                                                     5,555           10,243            13,022
                                                                          --------------------------------------------
Cash at End of Year                                                          $1,581           $5,555           $10,243
                                                                          =============================================


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

                       Officers of Union Community Bancorp

         Joseph E. Timmons           Ronald L. Keeling   Denise E. Swearingen
         Chairman of the Board       Vice President      Secretary and Treasurer
         President and
         Chief Executive Officer     Alan L. Grimble
                                     Vice President

             Officers of Union Federal Savings and Loan Association

                  Joseph E. Timmons                Ronald L. Keeling
                  President and                    Senior Loan Officer
                  Chief Executive Officer          Vice President and
                                                   Assistant Secretary

                  Denise E. Swearingen             Alan L. Grimble
                  Secretary, Controller/           Commercial Loan Officer
                  Treasurer                        Executive Vice President

                                     Judith E. Wilson-Tulley
                                     Loan Officer
                                     Assistant Secretary

Directors and Officers

     Philip L. Boots (age 54) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

     Marvin L. Burkett (age 72) has worked as a self-employed farmer in Montgomery County since 1956. He currently is semi-retired from farming.

     Phillip E. Grush (age 69) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

     Samuel H. Hildebrand, II (age 61) a resident of Montgomery County since 1964, has served in management positions at R R Donnelley & Sons Co., Crawford Industries, Inc., and Atapco Custom Products. Since 1995, he has served as President of Hildebrand's Village Traditions, Inc. The company is engaged in property management as well as custom fabrication of rain gutter systems through its Custom Flo Division.

     John M. Horner (age 64) has served as the president of Horner Pontiac Buick, Inc. in Crawfordsville since 1974.

     Harry A. Siamas (age 50) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

     Joseph E. Timmons (age 66) has served as President and Chief Executive Officer of Union Federal since 1974 and of UFS Service Corp. since its inception in 1994. He has been an employee of Union Federal since 1954.

Shareholder Information

Market Information

     The Association converted from a federal mutual savings and loan association to a federal stock savings and loan association effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of January 31, 2001, there were approximately 1,344 record holders of the Holding Company's Common Stock.

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

     In addition to the foregoing, the portion of the Association's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Association to pay cash dividends to the Holding Company without the payment of federal income taxes by the
Association   at  the  then  current  income  tax  rate  on  the  amount  deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Association that would result in a recapture of the Association's bad debt reserve or otherwise create federal tax liabilities.

                            Stock Price      Dividends

Quarter Ended            High        Low     Per Share
March 31, 1999         $12 1/2    $11 1/8     $.105
June 30, 1999           12         10 1/4      .110
September 30, 1999      12 1/2     10 13/16    .120
December 31, 1999       12 3/8      8 7/8      .130
March 31, 2000          11 3/8      9 15/16    .140
June 30, 2000           11 1/8     10 1/8      .145
September 30, 2000      12 3/4     11          .150
December 31, 2000       13 7/64    11 1/4      .150


Transfer Agent and Registrar
The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755


General Counsel
Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204

Independent Auditor
Olive LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46204


Shareholders and General Inquiries

The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2000 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Joseph E. Timmons
     President and Chief Executive Officer
     Union Community Bancorp
     221 East Main Street
     Crawfordsville, Indiana 47933