Form 10-K, Exhibit 13
period 2001-12-31
UNION COMMUNITY BANCORP
filed 2002-03-29
CIK 1046183

EXHIBIT 13
Table of Contents

Message to Shareholders....................................................    1
Selected Consolidated Financial Data.......................................    2
Management's Discussion and Analysis.......................................    3
Independent Accountants' Report............................................   17
Consolidated Balance Sheets................................................   18
Consolidated Statements of Income..........................................   19
Consolidated Statements of Shareholders' Equity............................   20
Consolidated Statements of Cash Flows......................................   21
Notes to Consolidated Financial Statements.................................   22
Directors and Officers.....................................................   40
Shareholder Information....................................................   42


Description of Business


     Union Community Bancorp (the "Holding Company" and together with the Association, as defined below, the "Company") is an Indiana corporation organized in September 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Union Federal Savings and Loan Association ("Union Federal" or the "Association") in connection with the Association's conversion from mutual to stock form. The Holding Company became the Association's holding company on December 29, 1997; therefore, all historical financial and other data contained for periods prior to December 29, 1997 herein relate solely to the Association while historical financial and other data contained herein for the period after December 29, 1997 relate to the Company. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of the Association.

     On January 2, 2002, the Company acquired Montgomery Financial Corporation ("Montgomery"), the holding company of Montgomery Savings, a Federal Association ("Montgomery Savings"), a federally chartered thrift. Montgomery was merged with and into the Company and Montgomery Savings was merged with and into the Association. MSA Service Corporation ("MSA"), an Indiana corporation and wholly-owned subsidiary of Montgomery Savings, will continue as a subsidiary of the Association. See Consolidated Financial Statements - Note 2.

     At December 31, 2001, the Association, a federal savings and loan association, conducted its business from two full-service offices located in Crawfordsville, Indiana. The Association opened its first branch office in Crawfordsville on April 2, 2001. In connection with the acquisition of Montgomery in 2002, the Association also added two additional branch offices in Crawfordsville and branch offices in Covington, Williamsport and Lafayette, Indiana.

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

To Our Shareholders:

On behalf of our employees and Board of Directors, I take pleasure in providing you with the 2001 Annual Report to Shareholders of Union Community Bancorp, the holding company for Union Federal Savings and Loan Association.

During the year, we repurchased approximately 10% or 241,000 of the Company's outstanding shares. Each repurchase enhances shareholder value and this was reflected in our earnings per share numbers which increased from $0.87 to $0.93 for the year while dividends remained at $0.60 per share. Return on average equity for 2001 was 5.38% compared to 5.17% in 2000. The return on average assets for the year ended December 31, 2001 was 1.44%.

The year 2001 was exciting with a new branch at 1688 Crawfordsville Square Drive, continued strong earnings and growth. Total assets increased approximately $17.0 million, or 13.6% to $142.4 million at December 31, 2001, from $125.4 million at December 31, 2000. Net loans increased by 11.2% to $121.7 million due to an increase in customer demand.

With the acquisition of Montgomery Financial on January 2, 2002, the current year will hold many changes. Our branches have been expanded from two to six. The Montgomery acquisition was proceeded by much planning during 2001.

We will continue to search for opportunities to increase the long-term value of our company through internal growth and new services.

The Management and the Board of Directors want to thank you for your business, your support and your confidence in Union Federal Savings & Loan Association. We encourage you to recommend Union Federal to your friends, neighbors and associates, and we look forward to serving you with the same professional service that has marked our performance for the past 89 years. Please review the Annual Report and join us at the meeting on April 17, 2002.

                                         Sincerely,


                                         /s/ Joseph E. Timmons
                                         -----------------------------------
                                         Joseph E. Timmons,
                                         President & Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                     UNION COMMUNITY BANCORP AND SUBSIDIARY



                                                                              At  December 31,
                                                    ----------------------------------------------------------------
                                                        2001          2000        1999          1998         1997
                                                    ----------------------------------------------------------------
                                                                           (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets.......................................  $142,391      $125,383     $120,654     $108,162      $132,040
Loans, net.........................................   121,749       109,505      106,174       90,900        78,436
Cash and interest-bearing deposits in other banks (1)  13,565        4,755        3,117         6,191        44,781
Investment securities available for sale...........       ---           ---          315          ---           ---
Investment securities held to maturity.............     2,848         7,597        7,522        8,026         5,820
Deposits...........................................    81,702        72,816       68,990       64,846        62,258
Stock subscriptions refundable.....................       ---           ---          ---          ---        22,687
Borrowings.........................................    25,883        15,189       12,496        1,793         3,573
Shareholders' equity...............................    33,740        36,188       38,280       40,531        42,906

                                                                           Year Ended December 31,
                                                    ----------------------------------------------------------------
                                                        2001          2000        1999          1998         1997
                                                    ----------------------------------------------------------------
Summary of Operating Data:
Total interest and dividend income.................    $9,546        $9,222       $8,470       $8,105        $6,801
Total interest expense.............................     4,760         4,601        3,817        3,415         3,836
                                                     ---------     --------     --------     --------      --------
   Net interest income.............................     4,786         4,621        4,653        4,690         2,965
Provision for loan losses..........................        40            60           60          110           165
                                                     ---------     --------     --------     --------      --------
   Net interest income after provision for loan losses  4,746         4,561        4,593         4,580        2,800
                                                     ---------     --------     --------     --------      --------
Other income (losses):
   Equity in losses of limited partnership.........       (55)         (100)         (44)        (121)         (158)
   Gain on sales of available for sale securities..       ---            46           73          ---           ---
   Other...........................................       168           124          110           73            62
                                                     ---------     --------     --------     --------      --------
     Total other income (losses)...................       113            70          139          (48)          (96)
                                                     ---------     --------     --------     --------      --------
Other expenses:
   Salaries and employee benefits..................     1,335         1,102        1,069          850           480
   Net occupancy expenses..........................        85            45           47           39            39
   Equipment expenses..............................        36            23           27           28            22
   Legal and professional fees.....................       124           109          127          128            34
   Data processing.................................        95            77          122           77            66
   Other...........................................       406           329          367          342           320
                                                     ---------     --------     --------     --------      --------
     Total other expenses..........................     2,081         1,685        1,759        1,464           961
                                                     ---------     --------     --------     --------      --------
Income before income taxes.........................     2,778         2,946        2,973        3,068         1,743
Income taxes.......................................       927         1,011        1,003        1,094           545
                                                     ---------     --------     --------     --------      --------
   Net income......................................    $1,851        $1,935       $1,970       $1,974        $1,198
                                                     =========     ========     ========     ========     =========

Table continued on following page


                                                                           Year Ended December 31,
                                                         -------------------------------------------------
                                                           2001           2000        1999          1998        1997
                                                         -------------------------------------------------
Supplemental Data:
Basic earnings per share...........................       $.93          $.87         $.81         $.70          ---
Diluted earnings per share.........................        .93           .87          .81          .70          ---
Dividends per share................................        .600          .585         .465         .355         ---
Dividend payout ratio..............................      64.52%        67.24%       57.41%       50.71%         ---
Interest rate spread during period.................       2.33%         2.12%        2.31%        2.23%        2.55%
Net yield on interest-earning assets (2) ..........       3.80          3.87         4.14         4.42         3.50
Return on assets (3)...............................       1.44          1.59         1.72         1.82         1.38
Return on equity (4)...............................       5.38          5.17         5.02         4.65         8.10
Other expenses to average assets (5)...............       1.62          1.39         1.53         1.35         1.11
Equity to assets (6)...............................      23.70         28.86        31.73        37.47        32.49
Average equity to average assets...................      26.80         30.77        34.25        39.24        17.03
Average interest-earning assets to average
   interest-bearing liabilities....................     138.78        145.47       153.70       167.89       120.98
Non-performing assets to total assets (6)..........        .49           .33          .22          .32          .07
Allowance for loan losses to total loans
   outstanding (6).................................        .43           .44          .40          .40          .32
Allowance for loan losses to
   non-performing loans (6)........................      76.25        118.23       253.69       103.72       484.62
Net charge-offs to average
   total loans outstanding ........................        ---           ---         ---           ---          .10
   Number of full service offices (6)..............          2             1           1             1            1

-------------------------
(1) Includes certificates of deposit in other financial institutions.
(2) Net interest income divided by average interest-earning assets.
(3) Net income divided by average total assets.
(4) Net income divided by average total equity.
(5) Other expenses divided by average total assets.
(6) At end of period.

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


Average Balances and Interest Rates and Yields

     The following tables present for the years ended December 31, 2001, 2000 and 1999, the balances, interest rates and average daily balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

                                                      Average Balance Sheet/Yield Analysis

                                                                  Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                               2001                              2000                          1999
                                    --------------------------------  ------------------------------- ------------------------------
                                    Average                Average    Average                Average  Average               Average
                                    Balance  Interest(1)  Yield/Cost  Balance  Interest(1) Yield/Cost Balance Interest(1) Yield/Cost
                                    ------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-earning deposits.......   $3,954    $150        3.79%     $2,131     $102        4.79%    $2,981      $123       4.13%
   Mortgage-backed securities......    2,395     175        7.31       2,677      229        8.55      3,093       238       7.69
   Other investment securities.....    2,753     184        6.68       5,105      319        6.25      5,451       329       6.04
   Loans receivable (2)(5).........  115,627   8,950        7.74     108,312    8,486        7.83    100,056     7,710       7.71
   FHLB stock......................    1,178      87        7.39       1,044       86        8.24        876        70       7.99
                                     -------  ------                  -------   ------               -------    ------
     Total interest-earning assets.  125,907   9,546        7.58     119,269    9,222        7.73    112,457     8,470       7.53
                                              ------                           ------                           ------
Non-interest earning assets, net of
   allowance for loan losses.......    2,366                           2,354                           2,173
                                    --------                        --------                        --------
     Total assets.................. $128,273                        $121,623                        $114,630
                                    ========                        ========                        ========
Liabilities and shareholders' equity:
Interest-bearing liabilities:
   Savings deposits................   $2,908     104        3.58      $3,077      123        4.00     $3,389       134       3.95
   Interest-bearing demand.........   21,976     938        4.27      19,119      942        4.93     16,422       793       4.83
   Certificates of deposit.........   51,698   2,993        5.79      48,182    2,790        5.79     47,313     2,548       5.39
   FHLB advances...................   14,143     725        5.13      11,612      746        6.42      6,043       342       5.66
                                    --------  ------                --------   ------               --------    ------
     Total interest-bearing
        liabilities                   90,725   4,760        5.25      81,990    4,601        5.61     73,167     3,817       5.22
                                              ------                           ------                           ------
Other liabilities..................    3,173                           2,210                           2,199
                                    --------                        --------                        --------
     Total liabilities.............   93,898                          84,200                          75,366
Shareholders' equity...............   34,375                          37,423                          39,264
                                    --------                        --------                        --------
     Total liabilities and
         shareholders' equity...... $128,273                        $121,623                        $114,630
                                    ========                        ========                        ========
Net interest-earning assets........  $35,182                         $37,279                         $39,290
Net interest income................           $4,786                           $4,621                           $4,653
                                              ======                           ======                           ======
Interest rate spread (3)...........                         2.33%                            2.12%                           2.31%
Net yield on weighted average
   interest-earning assets (4).....                         3.80%                            3.87%                           4.14%
Average interest-earning assets to
   average interest-bearing liabilities       138.78%                 145.47%                         153.70%

---------------------

(1) Interest income on loans receivable includes loan fee income of $68,000, $70,000 and $79,000 for each of the years ended December 31, 2001, 2000 and 1999, respectively.
(2)  Total loans less loans in process.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.
(5)  The balances include nonaccrual loans.

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

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest-earning assets for the periods. Average balances are based on average daily balances.



                                                                            Year Ended December 31,
                                                            ------------------------------------------------
                                                            2001                  2000                  1999
                                                            -----                 -----                 -----
Weighted average interest rate earned on:
   Interest-earning deposits.......................         3.79%                 4.79%                 4.13%
   Mortgage-backed securities......................         7.31                  8.55                  7.69
   Other investment securities.....................         6.68                  6.25                  6.04
   Loans receivable................................         7.74                  7.83                  7.71
   FHLB stock......................................         7.39                  8.24                  7.99
     Total interest-earning assets.................         7.58                  7.73                  7.53
Weighted average interest rate cost of:
   Savings deposits................................         3.58                  4.00                  3.95
   Interest-bearing demand.........................         4.27                  4.93                  4.83
   Certificates of deposit.........................         5.79                  5.79                  5.39
   FHLB advances...................................         5.13                  6.42                  5.66
     Total interest-bearing liabilities............         5.25                  5.61                  5.22
Interest rate spread (1)...........................         2.33                  2.12                  2.31
Net yield on weighted average
   interest-earning assets (2).....................         3.80                  3.87                  4.14

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


                                                               Increase (Decrease) in Net Interest Income
                                                               ------------------------------------------
                                                                                 Total
                                                                Due to           Due to            Net
                                                                 Rate            Volume           Change
(In  thousands)

Year ended December 31, 2001 compared to year ended December 31, 2000

  Interest-earning assets:
   Interest-earning deposits.................................    $ (25)          $  73             $ 48
   Mortgage-backed securities................................      (31)            (23)             (54)
   Other investment securities...............................       21            (156)            (135)
   Loans receivable..........................................     (103)            567              464
   FHLB stock................................................       (9)             10                1
                                                                -------          -----            -----
      Total..................................................     (147)            471              324
                                                                -------          -----            -----
  Interest-bearing liabilities:
   Savings deposits..........................................      (12)             (7)             (19)
   Interest-bearing demand...................................     (135)            131               (4)
   Certificates of deposit...................................       (1)            204              203
   FHLB advances.............................................     (167)            146              (21)
                                                                -------          -----            -----
      Total..................................................     (315)            474              159
                                                                -------          -----            -----
Net change in net interest income............................    $ 168            $ (3)           $ 165
                                                                =======          ======           ======
Year ended December 31, 2000 compared to year ended December 31, 1999

  Interest-earning assets:
   Interest-earning deposits.................................     $ 18           $ (39)           $ (21)
   Mortgage-backed securities................................       25             (34)              (9)
   Other investment securities...............................       11             (21)             (10)
   Loans receivable..........................................      131             645              776
   FHLB stock................................................        2              14               16
                                                                -------          -----            -----
      Total..................................................      187             565              752
                                                                -------          -----            -----

  Interest-bearing liabilities:
   Savings deposits..........................................        1             (12)             (11)
   Interest-bearing demand...................................       16             133              149
   Certificates of deposit...................................      195              47              242
   FHLB advances.............................................       52             352              404
                                                                -------          -----            -----
      Total..................................................      264             520              784
                                                                -------          -----            -----
Net change in net interest income............................    $ (77)           $ 45            $ (32)
                                                                =======          ======           ======

Year ended December 31, 1999 compared to year ended December 31, 1998

  Interest-earning assets:

   Interest-earning deposits.................................   $ (107)          $(370)          $ (477)
   Mortgage-backed securities................................       (3)            (16)             (19)
   Other investment securities...............................        3              69               72
   Loans receivable..........................................     (281)          1,059              778
   FHLB stock................................................      ---              11               11
                                                                -------          -----            -----
      Total..................................................     (388)            753              365
                                                                -------          -----            -----

  Interest-bearing  liabilities:
   Savings deposits..........................................       (2)             (3)              (5)
   Interest-bearing demand...................................       89             208              297
   Certificates of deposit...................................     (199)             18             (181)
   FHLB advances.............................................       (2)            293              291
                                                                -------          -----            -----
     Total...................................................     (114)            516              402
                                                                -------          -----            -----
Net change in net interest income............................   $ (274)          $ 237            $ (37)
                                                                =======          ======           ======


Financial Condition at December 31, 2001 Compared to Financial Condition at December 31, 2000

     Total assets increased approximately $17.0 million, or 13.6%, to $142.4 million at December 31, 2001, from $125.4 million at December 31, 2000. The increase was primarily due to loan growth and an increase in cash and cash equivalents offset by a decrease in investment securities held to maturity. Net loans increased by $12.2 million, or 11.2%, to $121.7 million due to an increase in customer demand. Cash and cash equivalents increased by $8.8 million from December 31, 2000 to December 31, 2001. On December 31, 2001, the Association borrowed $10.0 million from the Federal Home Loan Bank of Indianapolis and on that same day paid a dividend to the Company of approximately $9.1 million. In 2002, the Company disbursed these funds to the shareholders of Montgomery in connection with the merger completed on January 2, 2002. Investment securities held to maturity decreased $4.7 million during the year ended December 31, 2001 primarily due to funds received on investment securities that were called prior to their scheduled maturity dates.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2001 were $115.6 million compared to average loans for the 2000 period of $108.3 million, an increase of approximately 6.7%. The growth in loans was funded primarily by increases in deposits and FHLB advances. The average rates on loans were 7.83% for 2000 and 7.74% for 2001, a decrease of nine basis points. As loans increased, the allowance for loan losses also increased from $480,000 at December 31, 2000 to $520,000 at December 31, 2001. The allowance for loan losses as a percentage of total loans remained constant from 2000 to 2001 at .4%. The increase in the allowance for loan losses was a result of a $40,000 provision for loan losses for the year ended December 31, 2001. The ratio of the allowance for loan losses to non-performing loans was 118.2% at December 31, 2000 compared to 76.3% at December 31, 2001. Nonperforming loans increased from $406,000 at December 31, 2000 to $682,000 at December 31, 2001.

     Deposits. Deposits increased $8.9 million to $81.7 million during 2001, an increase of 12.2%. Increased deposits were utilized to fund loan growth. Interest-bearing demand deposits accounted for the majority of the growth with an increase of $8.7 million, or 49.8%, during this period. Average total deposits increased $6.2 million, or 8.8%, from $70.4 million for the year ended December 31, 2000 compared to $76.6 million for the year ended December 31, 2001.

     Borrowed Funds. Borrowed funds increased $10.7 million from December 31, 2000 to December 31, 2001. The increase in total borrowed funds was comprised of an increase in FHLB advances of $10.9 million and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $177,000. The note to Pedcor was used to fund an investment in the Pedcor low-income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. As previously noted, additional borrowings were obtained in late 2001 to fund the acquisition of Montgomery on January 2, 2002. Average FHLB advances increased to $14.1 million for 2001 compared to $11.6 million for 2000.

     Shareholders' Equity. Shareholders' equity decreased approximately $2.4 million to $33.7 million at December 31, 2001. The decrease was primarily due to stock repurchases of $3.5 million and cash dividends of $1.2 million. These decreases were offset by net income for year ended December 31, 2001 of $1.9 million, Employee Stock Ownership Plan shares earned of $135,000 and unearned compensation amortization of $242,000.


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

Comparison of Operating Results For Years Ended December 31, 2001 and 2000

     General. Net income decreased $84,000, or 4.3%, from $1,935,000 for the year ended December 31, 2000 to $1,851,000 for the year ended December 31, 2001. The return on average assets was 1.44% and 1.59% for the years ended December 31, 2001 and 2000, respectively.

     Interest Income. Total interest income was $9.5 million for 2001 compared to $9.2 million for 2000. The increase in interest income was primarily due to an increase in loan volume. Average earning assets increased $6.6 million, or 5.6%, from $119.3 million for 2000 compared to $125.9 million for 2001. The average yield on interest-earning assets decreased from 7.73% for the year ended December 31, 2000 to 7.58% for the comparable period in 2001.

     Interest Expense. Interest expense increased $159,000, or 3.5%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. Average interest-bearing liabilities increased $8.7 million, or 10.7%, from $82.0 million for the 2000 period to $90.7 million during the 2001 period. Average deposits increased by $6.2 million, or 8.8%, from $70.4 million for the 2000 period to $76.6 million for the 2001 period. Average FHLB advances increased $2.5 million, or 21.6%, from $11.6 million for the 2000 period to $14.1 million during the 2001 period.

     Net Interest Income. Net interest income increased $165,000, or 3.6%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. The increase was primarily due to an increase in the interest rate spread from 2.12% for the year ended December 31, 2000 to 2.33% for the year ended December 31, 2001.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2001 was $40,000 as compared to $60,000 for the year ended December 31, 2000. The provision for loan losses was considered adequate, based on growth, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) increased from income of $70,000 for the year ended December 31, 2000 to income of $113,000 for the comparable period in 2001. Due to the operating results of the limited partnership, equity in losses of the limited partnership decreased from losses of $100,000 recorded in 2000 to losses of $55,000 in 2001. The investment in the limited partnership represents a 99% equity interest in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low-income housing income tax credits in the amount of $178,000 for both 2001 and 2000 was recorded. In addition, other income increased $44,000 in 2001 as compared to 2000 due primarily to an increase in fee income. The increases resulting from improved operating results of the limited partnership and fee income were in part offset by a reduction in gains on sales of securities. No gains were recorded during 2001 as compared to gains of $46,000 during 2000.

     Salaries and Employee Benefits. Salaries and employee benefits were $1,335,000 for the year ended December 31, 2001 compared to $1,102,000 for the 2000 period, an increase of $233,000, or 21.1%. This increase was in part due to the opening of the Association's branch office on April 2, 2001. Normal increases in employee compensation and related payroll taxes also contributed to the increase.

     Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses increased $53,000, or 77.9%, during 2001 compared to 2000. This increase was primarily due to the branch opened in 2001.

     Legal and Professional Fees. Legal and professional fees were $124,000 for the year ended December 31, 2001 compared to $109,000 for the 2000 period, an increase of $15,000.

     Data Processing. Data processing expense increased from $77,000 for the year ended December 31, 2000 to $95,000 for the comparable period in 2001, an increase of $18,000.

     Other Expense. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fees, supplies, and postage increased $77,000, or 23.4% for 2001 compared to 2000. Advertising expense increased $30,000, or 58.8% for 2001 as compared to 2000 due to promotions associated with the branch opened in 2001. Other increases resulted from nominal increases in a variety of expense categories.

     Income Tax Expense. Income tax expense decreased $84,000, or 8.3%, during 2001 compared to 2000. The effective tax rate was 33.4% and 34.3% for the respective 2001 and 2000 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low-income housing tax credits.


Comparison of Operating Results For Years Ended December 31, 2000 and 1999

     General. Net income decreased $35,000, or 1.8%, from $1,970,000 for the year ended December 31, 1999 to $1,935,000 for the year ended December 31, 2000. The return on average assets was 1.59% and 1.72% for the years ended December 31, 2000 and 1999, respectively.

     Interest Income. Total interest income was $9.2 million for 2000 compared to $8.5 million for 1999. The increase in interest income was primarily due to an increase in loan volume. Average earning assets increased $6.8 million, or 6.1%, from $112.5 million for 1999 compared to $119.3 million for 2000. The average yield on interest-earning assets increased from 7.53% for the year ended December 31, 1999 to 7.73% for the comparable period in 2000.

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

     Other Expense. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fees, supplies, and postage decreased $38,000, or 10.4% for 2000 compared to 1999. The decrease resulted from nominal decreases in a variety of expense categories.

     Income Tax Expense. Income tax expense increased $8,000, or .8%, during 2000 compared to 1999. The effective tax rate was 34.3% and 33.7% for the respective 2000 and 1999 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low-income housing tax credits.


Liquidity and Capital Resources

     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation.

     The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 2001.


                                                                               Year Ended December 31,
                                                                ----------------------------------------------------
                                                                  2001                 2000                  1999
                                                                ----------------------------------------------------
                                                                                   (In thousands)
Operating activities..........................................  $ 1,971               $ 2,499              $  2,099
                                                                -------               -------              --------
Investing activities:
Investment securities
     Purchases of investment securities
       available for sale.....................................      ---                   ---                  (812)
     Proceeds from sales of investment
       securities available for sale..........................      ---                   336                   596
     Proceeds from maturities and paydowns of
     mortgage-backed securities held to maturity..............      437                   259                   731
     Purchases of other investment
       securities held to maturity............................      ---                  (300)               (1,415)
     Proceeds from maturities of
       investment securities held to maturity.................    4,315                   ---                 1,200
Purchase of loans.............................................     (173)                 (375)               (1,439)
Other net change in loans.....................................  (12,111)               (2,928)              (14,088)
Purchase of FHLB of Indianapolis stock........................     (487)                  ---                  (299)
Proceeds on sale of foreclosed real estate....................      ---                   ---                   100
Purchases of premises and equipment...........................      (63)                  (35)                  (45)
Other investing activities....................................      ---                   ---                    (3)
                                                                -------               -------              --------
     Net cash used by investing activities....................   (8,082)               (3,043)              (15,474)
                                                                -------               -------              --------
Financing activities:
Net change in
   Interest-bearing demand and savings deposits...............    8,883                  (264)                6,316
   Certificates of deposits...................................        2                 4,090                (2,171)
   Stock subscription escrow accounts.........................      ---                   ---                   ---
Proceeds from borrowings......................................   19,000                19,000                11,000
Repayment of borrowings.......................................   (8,307)              (16,307)                 (297)
Net change in advances by borrowers
   for taxes and insurance....................................       53                     9                    (5)
Cash dividends................................................   (1,254)               (1,322)               (1,118)
Repurchase of common stock....................................   (3,456)               (3,024)               (3,424)
                                                                -------               -------              --------
     Net cash provided (used) by financing activities.........   14,921                 2,182                10,301
                                                                -------               -------              --------
Net increase (decrease) in cash and cash equivalents.........   $ 8,810               $ 1,638              $ (3,074)
                                                                =======               =======              =========


     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation.

     Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a leverage ratio (or core capital) requirement of 3% to 5% depending upon the association's supervisory rating for safety and soundness, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 2001, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 2001:


                                                                          At December 31, 2001
                                          ---------------------------------------------------------------------------
                                            OTS Requirement                      Union Federal's Capital Level
                                          --------------------              -----------------------------------------
                                           % of                               % of                          Amount
Capital Standard                          Assets        Amount              Assets(1)      Amount          of Excess
                                          ------        ------              ---------      ------          ---------
                                                                             (Dollars in thousands)
Tangible capital....................       1.5%         $2,127                14.2%       $20,190           $18,063
Core capital (2)....................       4.0           5,673                14.2         20,190            14,517
Risk-based capital..................       8.0           6,185                26.8         20,709            14,524

----------------------
(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS core capital requirement for savings associations is comparable to the OCC requirement for national banks. The OTS regulation requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal is in compliance with this regulation.

     As of December 31, 2001, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.


Current Accounting Issues

     Accounting for a Business Combination. Statement of Financial Accounting Standards ("SFAS") No. 141 requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

     This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

     The provisions of Statement No. 141 are effective for any business combination that is initiated after June 30, 2001.

     Accounting for Goodwill. Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

     Impairment testing is a two step process, as outlined within the statement. If the fair value of the goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

     The provisions of Statement No. 142 would be effective for fiscal years beginning after December 15, 2001. Early adoption would be permitted for companies with a fiscal year beginning after March 15, 2001 provided that the first quarter financial statements have not been previously issued. In all cases, the Statement must be adopted as of the beginning of a fiscal year. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001 but before this Statement is initially applied would be accounted for in accordance with the amortization and nonamortization provisions of the Statement. The useful economic life of previously recognized intangible assets should be reassessed upon adoption of the Statement, and remaining amortization periods should be adjusted accordingly. Intangible assets deemed to have an indefinite life would no longer be amortized.

     The Company adopted these new accounting rules on January 1, 2002. As a result, the Company will not amortize the goodwill it recorded on January 2, 2002 related to the acquisition of Montgomery, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Company had no goodwill on its books at December 31, 2001.


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



Quarterly Results of Operations

     The following table sets forth certain quarterly results for the years ended December 31, 2001 and 2000.

                                           Net         Provision                     Basic        Diluted
Quarter       Interest     Interest     Interest       For Loan        Net         Earnings      Earnings      Dividends
Ended          Income       Expense      Income         Losses       Income        Per Share     Per Share     Per Share
------------------------------------------------------------------------------------------------------------------------
                                        (Dollars in thousands except for per share data)

2001:
March         $2,392       $1,251        $1,141          $15          $436           $0.21          $0.21       $0.15
June           2,380        1,190         1,190           15           450            0.22           0.22        0.15
September      2,410        1,190         1,220          ---           499            0.25           0.25        0.15
December       2,364        1,129         1,235           10           466            0.25           0.25        0.15

2000:
March         $2,282       $1,069        $1,213          $15          $535           $0.23          $0.23       $0.140
June           2,277        1,107         1,170           15           494            0.22           0.22        0.145
September      2,312        1,189         1,123           15           472            0.22           0.22        0.150
December       2,351        1,236         1,115           15           434            0.21           0.21        0.150


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

     Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 79.3% of its loan portfolio at December 31, 2001. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

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

     The OTS issued a final rule in 1993 which uses a net market value methodology to measure the interest rate risk exposure of savings associations. However, the OTS waived the effective date of this rule, and the rule has never gone into effect. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Union Federal does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

     It is estimated that at December 31, 2001, NPV would decrease 20% and 31% in the event of 200 and 300 basis point increases in market interest rates, respectively, compared to 14% and 22% for the same increases at December 31, 2000. At December 31, 2001, information was not available for 200 and 300 basis point decreases. A year earlier, 200 and 300 basis point decreases in market rates would have increased NPV 9% and 13%, respectively.

     Presented below, as of December 31, 2001 and 2000, is an analysis performed by the OTS of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points. At December 31, 2001, 2% of the present value of Union Federal's assets was approximately $2.8 million. The interest rate risk of a 200 basis point increase in market rates was $5.2 million at December 31, 2001, and Union Federal would have been required to deduct $1.2 million from its total capital available to calculate its risk based capital requirement if the OTS' NPV methodology had been in effect and if the Bank had been subject to the OTS' reporting requirements under this methodology. Union Federal's exposure to interest rate risk results from the concentration of fixed rate mortgage loans in its portfolio.


                                                December 31, 2001
--------------------------------------------------------------------------------------------------------------------------
      Change                     Net Portfolio Value                                            NPV as % of PV of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands)
    + 300 bp *              $17,570               $(7,734)                (31)%                 12.75%              (431) bp
    + 200 bp                 20,119                (5,185)                (20)                  14.25               (281) bp
    + 100 bp                 22,797                (2,507)                (10)                  15.74               (132) bp
        0 bp                 25,304                                                             17.06
    - 100 bp                 26,728                 1,424                   6                   17.72                  66 bp
    - 200 bp                     --                    --                  --                      --                  --
    - 300 bp                     --                    --                  --                      --                  --

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

   Pre-Shock NPV Ratio: NPV as % of PV of Assets.................        17.06%
   Exposure Measure: Post-Shock NPV Ratio........................        14.25%
   Sensitivity Measure: Change in NPV Ratio......................        281 bp

     In contrast, presented below, as of December 31, 2000, is an analysis performed by the OTS of Union Federal's exposure to interest rate risk measured in 100 basis point increments, up and down 300 basis points.


                                                        December 31, 2000
--------------------------------------------------------------------------------------------------------------------------
      Change                     Net Portfolio Value                                            NPV as % of PV of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands)
    + 300 bp *              $28,334               $(7,835)               (22)%                  24.37%            (422) bp
    + 200 bp                 30,971                (5,198)               (14)                   25.88             (271) bp
    + 100 bp                 33,658                (2,511)                (7)                   27.33             (126) bp
        0 bp                 36,169                                                             28.59
    - 100 bp                 38,066                 1,897                   5                   29.44               85 bp
    - 200 bp                 39,395                 3,226                   9                   29.95              137 bp
    - 300 bp                 40,949                 4,780                  13                   30.56              197 bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

    Pre-Shock NPV Ratio: NPV as % of PV of Assets.................      28.59%
    Exposure Measure: Post-Shock NPV Ratio........................      25.88%
    Sensitivity Measure: Change in NPV Ratio......................      271 bp
---------------------
* Basis points (1 basis point equals .01%)

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

                         Independent Accountants' Report


Board of Directors
Union Community Bancorp
Crawfordsville, Indiana

We have audited the accompanying consolidated balance sheets of Union Community Bancorp as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Union Community Bancorp as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD, LLP
---------------------------------
Indianapolis, Indiana
January 18, 2002


                             UNION COMMUNITY BANCORP
                           Consolidated Balance Sheets
                           December 31, 2001 and 2000

                                                                                          2001              2000
                                                                                    -------------------------------
Assets
   Cash                                                                             $     375,349      $    210,601
   Interest-bearing demand deposits                                                    13,189,553         4,544,085
                                                                                    -------------      ------------
     Cash and cash equivalents                                                         13,564,902         4,754,686
   Investment securities held to maturity (fair value of $2,967,860 and $7,582,405)     2,848,411         7,597,432
   Loans, net of allowance for loan losses of $519,554 and $479,554                   121,749,210       109,505,174
   Premises and equipment                                                                 398,857           373,986
   Federal Home Loan Bank stock                                                         1,530,300         1,043,700
   Investment in limited partnership                                                      856,609           911,609
   Interest receivable                                                                    903,040           958,450
   Other assets                                                                           540,099           238,453
                                                                                    -------------      ------------
       Total assets                                                                  $142,391,428      $125,383,490
                                                                                    ==============     ============
Liabilities
   Deposits
     Noninterest bearing                                                           $    1,397,380    $    1,769,103
     Interest bearing                                                                  80,304,133        71,047,357
                                                                                    -------------      ------------
       Total deposits                                                                  81,701,513        72,816,460
   Federal Home Loan Bank advances                                                     25,405,633        14,534,893
   Note payable                                                                           477,142           654,542
   Interest payable                                                                       186,119           196,223
   Dividends payable                                                                      292,183           326,783
   Other liabilities                                                                      588,685           666,655
                                                                                    -------------      ------------
       Total liabilities                                                             $108,651,275     $  89,195,556
                                                                                    ==============     ============

Commitments and Contingent Liabilities
Shareholders' Equity
   Preferred stock, without par value
     Authorized and unissued--2,000,000 shares
   Common stock, without par value
     Authorized--5,000,000 shares
     Issued and outstanding--2,100,000 and 2,341,000 shares                         $  20,547,581     $  22,868,943
   Retained earnings                                                                   15,556,661        16,025,304
   Unearned employee stock ownership plan (ESOP) shares                                (1,420,777)       (1,521,125)
   Unearned recognition and retention plan (RRP) shares                                  (943,312)       (1,185,188)
                                                                                    -------------      ------------
       Total shareholders' equity                                                      33,740,153        36,187,934
                                                                                    -------------      ------------
       Total liabilities and shareholders' equity                                    $142,391,428      $125,383,490
                                                                                    ==============     ============

See Notes to Consolidated Financial Statements


                             UNION COMMUNITY BANCORP
                        Consolidated Statements of Income
                  Years Ended December 31, 2001, 2000 and 1999

                                                                       2001               2000             1999
                                                                      ---------------------------------------------
Interest and Dividend Income
   Loans                                                              $8,949,593       $8,486,167        $7,710,042
   Investment securities
     Mortgage-backed securities                                          174,360          228,826           237,665
     Other investment securities                                         184,076          318,995           329,441
   Federal Home Loan Bank stock                                           87,468           86,120            70,089
   Deposits with financial institutions                                  149,954          102,128           123,002
                                                                      ---------------------------------------------
       Total interest and dividend  income                             9,545,451        9,222,236         8,470,239
                                                                      ---------------------------------------------

Interest Expense
   Deposits                                                            4,035,014        3,855,702         3,474,851
   Federal Home Loan Bank advances                                       724,787          745,894           342,481
                                                                      ---------------------------------------------
       Total interest expense                                          4,759,801        4,601,596         3,817,332
                                                                      ---------------------------------------------
Net Interest Income                                                    4,785,650        4,620,640         4,652,907
   Provision for loan losses                                              40,000           60,000            60,000
                                                                      ---------------------------------------------
Net Interest Income After Provision for Loan Losses                    4,745,650        4,560,640         4,592,907
                                                                      ---------------------------------------------
Other Income (Losses)
   Equity in losses of limited partnership                               (55,000)        (100,000)          (43,500)
   Net realized gains on sales of available-for-sale securities              ---           46,128            73,150
                                                                      ---------------------------------------------
   Other income                                                          168,287          124,279           109,485
       Total other income                                                113,287           70,407           139,135
                                                                      ---------------------------------------------
Other Expenses
   Salaries and employee benefits                                      1,335,003        1,101,660         1,068,985
   Net occupancy expenses                                                 85,212           45,001            46,989
   Equipment expenses                                                     35,631           23,123            26,967
   Legal and professional fees                                           123,875          108,741           126,733
   Data processing                                                        94,502           77,314           121,994
   Other expenses                                                        406,572          329,307           367,427
                                                                      ---------------------------------------------
       Total other expenses                                            2,080,795        1,685,146         1,759,095
                                                                      ---------------------------------------------
Income Before Income Tax                                               2,778,142        2,945,901         2,972,947
   Income tax expense                                                    927,062        1,010,821         1,002,512
                                                                      ---------------------------------------------
Net Income                                                            $1,851,080       $1,935,080        $1,970,435
                                                                      =============================================
Basic Earnings per Share                                              $      .93       $      .87        $      .81

Diluted Earnings per Share                                                   .93               87               .81

Weighted-Average Shares Outstanding                                    1,995,020        2,217,229         2,444,080

See Notes to Consolidated Financial Statements


                             UNION COMMUNITY BANCORP
                 Consolidated Statements of Shareholders' Equity
                  Years Ended December 31, 2001, 2000 and 1999



                                               Common Stock                                         Accumulated
                                         -----------------------                                       Other
                                            Shares                   Comprehensive   Retained      Comprehensive      Unearned
                                          Outstanding   Amount          Income       Earnings         Income         ESOP Shares
                                         -----------------------------------------------------------------------------------------
Balances, January 1, 1999                2,889,663   $28,193,644                  $15,708,073                      $(1,730,736)
Comprehensive income
   Net income                                                         $1,970,435    1,970,435
   Other comprehensive income, net of tax
     Unrealized gains on securities,
       net of reclassification adjustment                                 15,385                    $15,385
                                                                      ----------
Comprehensive income                                                  $1,985,820
                                                                      ==========
Cash dividends ($.465 per share)                                                   (1,162,604)
Purchase of common stock                  (288,963)   (2,820,059)                    (603,698)
Amortization of unearned compensation
   expense
ESOP shares earned                                        15,837                                                       106,292
                                         ------------------------     ------------------------------------------------------------

Balances, December 31, 1999              2,600,700    25,389,422                   15,912,206        15,385         (1,624,444)
Comprehensive income
   Net income                                                         $1,935,080    1,935,080
   Other comprehensive loss, net of tax
     Unrealized losses on securities,
       net of reclassification adjustment                                (15,385)                   (15,385)
                                                                      ----------
Comprehensive income                                                  $1,919,695
                                                                      ==========
Cash dividends ($.585 per share)                                                   (1,333,440)
Purchase of common stock                  (259,700)   (2,535,911)                    (488,542)
Amortization of unearned compensation
   expense
ESOP shares earned                                        15,432                                                       103,319
                                         ------------------------     ------------------------------------------------------------
Balances, December 31, 2000              2,341,000    22,868,943                   16,025,304             0         (1,521,125)
Net income                                                            $1,851,080    1,851,080
                                                                      ==========
Cash dividends ($.60 per share)                                                    (1,219,732)
Purchase of common stock                  (241,000)   (2,356,034)                  (1,099,991)
Amortization of unearned compensation
   expense
ESOP shares earned                                        34,672                                                       100,348
                                         ------------------------     ------------------------------------------------------------
Balances, December 31, 2001              2,100,000   $20,547,581                  $15,556,661                      $(1,420,777)
                                         ========================     ============================================================



                                                            Unearned
                                                          Compensation      Total
                                                        ----------------------------
Balances, January 1, 1999                               $(1,640,120)     $40,530,861
Comprehensive income
   Net income                                                              1,970,435
   Other comprehensive income, net of tax
     Unrealized gains on securities,
       net of reclassification adjustment                                     15,385
Comprehensive income
Cash dividends ($.465 per share)                                          (1,162,604)
Purchase of common stock                                                  (3,423,757)
Amortization of unearned compensation
   expense                                                  227,466          227,466
ESOP shares earned                                                           122,129
                                                        -----------------------------
Balances, December 31, 1999                             (1,412,654)      38,279,915
Comprehensive income
   Net income                                                             1,935,080
   Other comprehensive loss, net of tax
     Unrealized losses on securities,
       net of reclassification adjustment                                   (15,385)
Comprehensive income
Cash dividends ($.585 per share)                                         (1,333,440)
Purchase of common stock                                                 (3,024,453)
Amortization of unearned compensation
   expense                                                 227,466          227,466
ESOP shares earned                                                          118,751
                                                        -----------------------------
Balances, December 31, 2000                             (1,185,188)      36,187,934
Net income                                                                1,851,080
Cash dividends ($.60 per share)                                          (1,219,732)
Purchase of common stock                                                 (3,456,025)
Amortization of unearned compensation
   expense                                                 241,876          241,876
ESOP shares earned                                                          135,020
                                                        -----------------------------
Balances, December 31, 2001                              $(943,312)     $33,740,153
                                                        =============================

See Notes to Consolidated Financial Statements


                             UNION COMMUNITY BANCORP
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 2001, 2000 and 1999

                                                                         2001              2000             1999
                                                                    -----------------------------------------------
Operating Activities
   Net income                                                       $  1,851,080       $1,935,080        $1,970,435
   Items not requiring cash
     Provision for loan losses                                            40,000           60,000            60,000
     Depreciation                                                         38,106           28,260            32,589
     Deferred income tax                                                 (20,814)         (41,757)           20,928
     Investment securities accretion, net                                 (3,314)         (34,546)          (12,061)
     Gains on sale of investment securities available for sale               ---          (46,128)          (73,150)
     Gains on sale of foreclosed real estate                                 ---              ---              (284)
     Equity in losses of limited partnership                              55,000          100,000            43,500
     Amortization of unearned compensation expense                       241,876          227,466           227,466
     ESOP shares earned                                                  135,020          118,751           122,129
   Net change in
     Interest receivable                                                  55,410         (134,682)         (109,077)
     Interest payable                                                    (10,104)          73,658            13,228
     Other assets                                                       (280,832)           4,313           (38,750)
     Other liabilities                                                  (130,538)         208,146          (157,776)
                                                                    -----------------------------------------------
       Net cash provided by operating activities                       1,970,890        2,498,561         2,099,177
                                                                    -----------------------------------------------
Investing Activities
   Investment securities
     Purchases of investment securities available for sale                   ---              ---          (812,492)
     Purchases of investment securities held to maturity                     ---         (300,000)       (1,415,000)
     Proceeds from sales of investment securities available for sale         ---          336,115           595,655
     Proceeds from maturities and paydowns of mortgage-backed
       securities held to maturity                                       437,335          259,037           731,300
     Proceeds from maturities of investment securities held
        to maturity                                                    4,315,000              ---         1,200,000
   Net change in loans                                               (12,284,036)      (3,303,368)      (15,527,383)
   Purchases of premises and equipment                                   (62,977)         (34,819)          (44,822)
   Proceeds from sale of foreclosed real estate                              ---              ---           100,356
   Purchase of Federal Home Loan Bank of Indianapolis stock             (486,600)             ---          (299,200)
   Other investing activity                                                  ---              ---            (2,726)
                                                                    -----------------------------------------------
       Net cash used by investing activities                          (8,081,278)      (3,043,035)      (15,474,312)
                                                                    -----------------------------------------------

Financing Activities
   Net change in
     Interest-bearing demand and savings deposits                      8,882,589         (264,246)        6,316,311
     Certificates of deposit                                               2,464        4,090,264        (2,171,501)
   Proceeds from borrowings                                           19,000,000       19,000,000        11,000,000
   Repayment of borrowings                                            (8,306,660)     (16,306,533)         (296,900)
   Cash dividends                                                     (1,254,332)      (1,322,248)       (1,117,580)
   Repurchase of common stock                                         (3,456,025)      (3,024,453)       (3,423,757)
   Net change in advances by borrowers for taxes and insurance            52,568            9,351            (5,493)
                                                                    -----------------------------------------------
       Net cash provided by financing activities                      14,920,604        2,182,135        10,301,080
                                                                    -----------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                   8,810,216        1,637,661        (3,074,055)

Cash and Cash Equivalents, Beginning of Year                           4,754,686        3,117,025         6,191,080
                                                                    -----------------------------------------------
Cash and Cash Equivalents, End of Year                               $13,564,902       $4,754,686        $3,117,025
                                                                    ===============================================
Additional Cash Flows Information
   Interest paid                                                    $  4,769,905       $4,527,938        $3,804,104
   Income tax paid                                                     1,077,327          938,419         1,087,326
   Loans transferred to (from) foreclosed real estate                        ---          (88,024)          193,870

See Notes to Consolidated Financial Statements

                            Union Community Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999
                      (Table Dollar Amounts in Thousands)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

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

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     Consolidation - The consolidated financial statements include the accounts of the Company, the Association and UFS after elimination of all material intercompany transactions.

     Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

     Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

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

     Allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of chargeoffs, net of recoveries. The Association methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

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

     The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118. A loan is considered impaired when management determines that it is probable that the Association will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2001, the allowance for loan losses is based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

     Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

     Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding. Options to purchase shares of common stock were excluded from the computation of diluted earnings per share because the options' exercise price was greater than or equal to the average market price of common shares.


Note 2: Business Combination

     On January 2, 2002, the Company acquired Montgomery Financial Corporation (Montgomery), the holding company of Montgomery Savings, a Federal Association (Montgomery Savings), a federally chartered thrift. Montgomery was merged into the Company and Montgomery Savings was merged into the Association. MSA Service Corporation (MSA), an Indiana corporation and wholly-owned subsidiary of Montgomery Savings, will continue as a subsidiary of the Association. Montgomery's results of operations and financial position will be included in the Company's consolidated financial statements beginning January 3, 2002.

     On January 2, 2002, the Company issued 678,967 shares of its common stock at a cost of approximately $9,068,000, excluding registration costs, and paid cash of approximately $9,058,000 to Montgomery's shareholders.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing valuations of certain assets and liabilities; thus, the allocation of the purchase price is subject to refinement.


     At January 2, 2002:


       Cash and cash equivalents                               $    25,490
       Loans, net of allowance for loan losses                     117,029
       Premises and equipment                                        2,530
       Goodwill                                                      2,260
       Core deposit intangible                                         590
       Other assets                                                  6,543
                                                               -----------
         Total assets acquired                                     154,442
                                                               -----------

       Deposits                                                    117,390
       Federal Home Loan Bank advances                              17,607
       Other liabilities                                             1,145
                                                               -----------
         Total liabilities acquired                                136,142
                                                               -----------
         Net assets acquired                                   $    18,300
                                                               ============

     Core deposit intangibles will be amortized over seven years using the 125% declining balance method. Goodwill will not be deductible for tax purposes.

     The Financial Accounting Standards Board (FASB) recently adopted Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets. This Statement establishes new financial accounting and reporting standards for acquired goodwill and other intangible assets. The Statement addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company expects to first apply SFAS 142 in the first quarter of 2002. In adopting SFAS 142, the goodwill recorded on January 2, 2002 from the acquisition of Montgomery will not be amortized but will be subject to testing for impairment.


Note 3: Investment Securities


                                                                                      2001
                                                          -------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
                                                            Cost              Gains           Losses             Value
                                                          -------------------------------------------------------------
     Held to maturity
       Federal agencies                                   $   700             $  28             $---           $   728
       Mortgage-backed securities                           2,148                94                2             2,240
                                                          -------------------------------------------------------------
         Total held to maturity                            $2,848              $122             $  2            $2,968
                                                          ============================================================

                                                                                      2000
                                                          -------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
                                                            Cost              Gains           Losses             Value
                                                          -------------------------------------------------------------
    Held to maturity
       Federal agencies                                    $5,015               $16              $86            $4,945
       Mortgage-backed securities                           2,582                64                9             2,637
                                                          -------------------------------------------------------------
         Total held to maturity                            $7,597               $80              $95            $7,582
                                                          ============================================================

     The amortized cost and fair value of securities held to maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                      Held to Maturity

                                                   Amortized           Fair
                                                     Cost              Value
                                                   -------------------------
     Less than one year                             $  100            $  104
     Five to ten years                                 300               322
     After ten years                                   300               302
                                                   -------------------------
                                                       700               728
     Mortgage-backed securities                      2,148             2,240
                                                   -------------------------
       Totals                                       $2,848            $2,968
                                                   =========================

     At December 31, 2000, securities with a carrying value of $2,606,000 were pledged to secure FHLB advances. No securities were pledged at December 31, 2001.

     Proceeds from sales of securities available for sale during 2000 and 1999 were $336,000 and $596,000. Gross gains of $46,000 and $73,000 were realized on those sales. There were no sales of securities available for sale during 2001.

     Mortgage-backed securities included in investment securities held to maturity above consist of the following:

                                                                                      2001
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
                                                            Cost              Gains           Losses             Value
                                                          ------------------------------------------------------------
     Held to maturity
       Government National Mortgage Corporation            $  477               $56             $---            $  533
       Federal Home Loan Mortgage Corporation               1,619                38              ---             1,657
       Federal National Mortgage Corporation                   45               ---                2                43
       Other                                                    7               ---              ---                 7
                                                          ------------------------------------------------------------
         Total mortgage-backed securities                  $2,148               $94             $  2            $2,240
                                                          ============================================================



                                                                                      2001
                                                          ------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized        Unrealized       Unrealized           Fair
                                                            Cost              Gains           Losses             Value
                                                          ------------------------------------------------------------
     Held to maturity
       Government National Mortgage Corporation            $  622               $47               $3            $  666
       Federal Home Loan Mortgage Corporation               1,897                17                3             1,911
       Federal National Mortgage Corporation                   55               ---                3                52
       Other                                                    8               ---              ---                 8
                                                          ------------------------------------------------------------
         Total mortgage-backed securities                  $2,582               $64               $9            $2,637
                                                          ============================================================


Note 4: Loans and Allowance
                                                    2001              2000
                                                ---------------------------
     Real estate mortgage loans
       One-to-four family                        $ 91,796          $ 83,012
       Multi-family                                 7,095             8,522
       Commercial                                  14,777            12,878
     Real estate construction loans                 1,394             2,037
     Commercial loans                               7,342             3,661
     Individuals' loans for household
        and other personal expenditures               198               165
                                                 ---------------------------
                                                  122,602           110,275
     Unamortized deferred loan fees                  (333)             (290)
     Allowance for loan losses                       (520)             (480)
                                                 ---------------------------
        Total loans                              $121,749          $109,505
                                                ============================




                                                      2001      2000      1999
                                                      ------------------------
     Allowance for loan losses
       Balances, beginning of year                    $480      $422      $362
       Provision for losses                             40        60        60
       Loans charged off                               ---        (2)      ---
                                                      ------------------------
       Balances, end of year                          $520      $480      $422
                                                      ========================


     Information on impaired loans is summarized below.



                                                                        2001              2000
                                                                       ------------------------
     Impaired loans with an allowance                                   $464              $---
     Impaired loans for which the discounted cash flows or
       collateral value exceeds the carrying value of the loan           ---               133
     Allowance for impaired loans (included in the Company's
       allowance for loan losses)                                         23               ---




                                                       2001             2000              1999
                                                       ---------------------------------------
     Average balance of impaired loans                 $116             $131              $214
     Interest income recognized on impaired loans       ---               10                21
     Cash basis interest included above                 ---               10                18

Note 5: Premises and Equipment

                                               2001              2000
                                               ----------------------
     Land                                      $146              $146
     Buildings                                  584               579
     Equipment                                  264               206
                                               ----------------------
       Total cost                               994               931
     Accumulated depreciation                  (595)             (557)
                                               ----------------------
       Net                                     $399              $374
                                               ======================

Note 6: Investment in Limited Partnership

     The investment in limited partnership of $857,000 and $912,000 at December 31, 2001 and 2000 represents a 99 percent equity in Pedcor Investments - 1993-XVI, LP (Pedcor), a limited partnership organized to build, own and operate a 48-unit apartment complex. In addition to recording its equity in the losses of Pedcor, the Company has recorded the benefit of low income housing tax credits of $178,000 for each of the years ended December 31, 2001, 2000 and 1999. Condensed financial statements for Pedcor are as follows:

                                                       2001              2000
                                                      -------------------------
     Condensed statements of financial condition
       Assets
         Cash                                         $  104           $    83
         Land and property                             2,062             2,120
         Other assets                                    196               170
                                                      -------------------------
             Total assets                             $2,362            $2,373
                                                      =========================
       Liabilities
         Notes payable - Association                  $  406            $  535
         Notes payable - other                         1,319             1,329
         Other liabilities                               163               170
                                                      -------------------------
            Total liabilities                          1,888             2,034
       Partners' equity                                  474               339
                                                      -------------------------
            Total liabilities and partners' equity    $2,362            $2,373
                                                      =========================



                                            2001         2000         1999
                                           --------------------------------
     Condensed statements of operations
       Total revenue                         $263         $258         $253
       Total expenses                        (305)        (318)        (318)
                                           --------------------------------
         Net loss                           $ (42)       $ (60)       $ (65)
                                           =================================

Note 7: Deposits


                                                                   2001              2000
                                                                 -------------------------
     Noninterest-bearing demand                                  $ 1,397           $ 1,769
     Interest-bearing demand                                      26,303            17,559
     Savings deposits                                              3,284             2,773
     Certificates and other time deposits of $100,000 or more     17,372            13,937
     Other certificates and time deposits                         33,346            36,778
                                                                 -------------------------
       Total deposits                                            $81,702           $72,816
                                                                 =========================

     Certificates and other time deposits maturing:
       2002                                                      $29,992
       2003                                                       13,704
       2004                                                        4,779
       2005                                                        1,823
       2006                                                          420
                                                                 --------
                                                                 $50,718
                                                                 ========




                                          2001           2000            1999
                                         -------------------------------------
     Interest expense on deposits
       Interest-bearing demand           $  938         $  942          $  793
       Savings deposits                     104            123             134
       Certificates                       2,993          2,791           2,548
                                         -------------------------------------
                                         $4,035         $3,856          $3,475
                                         =====================================

Note 8: Federal Home Loan Bank Advances


                                                     2001
                                         -----------------------------
                                                            Weighted-
                                                             Average
                                           Amount             Rate
     Advances from FHLB
       Maturities in years ending
         2002                             $12,138             1.99%
         2003                               3,147             2.79
         2004                                 121             6.03
         2010 and 2011                     10,000             5.16
                                          -------
                                          $25,406             3.35%
                                          =======

     The Association has an available line of credit with the FHLB totaling $1,000,000. The line of credit expires March 1, 2002 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at December 31, 2001.

     FHLB advances are secured by first-mortgage loans and investment securities totaling $91,550,000. Advances are subject to restrictions or penalties in the event of prepayment.


Note 9: Note Payable

     The note payable to Pedcor dated February 1, 1994 in the original amount of $1,809,792 bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14% per annum or the highest amount permitted by applicable law.

                                                 2001
                                                 ----
     Note payable to Pedcor
       Maturities in years ending
         2002                                    $174
         2003                                     171
         2004                                     132
                                                 ----
                                                 $477
                                                 ====

Note 10: Income Tax

                                                 2001        2000       1999
                                                 ----------------------------
     Income tax expense
       Currently payable
         Federal                                  $719      $  821     $  726
         State                                     229         231        256
       Deferred
         Federal                                   (17)        (35)        16
         State                                      (4)         (6)         5
                                                 ----------------------------
             Total income tax expense             $927      $1,011     $1,003
                                                 =============================
     Reconciliation of federal statutory to
     actual tax expense
       Federal statutory income tax at 34%        $945      $1,002     $1,011
       Effect of state income taxes                149         148        172
       Tax credits                                (178)       (178)      (178)
       Other                                        11          39         (2)
                                                 ----------------------------
         Actual tax expense                       $927      $1,011     $1,003
                                                 =============================
     Effective tax rate                          33.4%       34.3%      33.7%

     The components of the cumulative net deferred tax asset included in other assets are as follows:

                                               2001              2000
                                               -----------------------
     Assets
       Allowance for loan losses                $219              $198
       Pensions and employee benefits             48                48
       Other                                      51                36
                                               -----------------------
         Total assets                            318               282
                                               -----------------------
     Liabilities
       Depreciation                              (32)              (28)
       State income tax                           (9)               (7)
       FHLB stock dividend                       (23)              (23)
       Loan fees                                 (11)              (12)
       Equity in partnership losses             (122)             (110)
                                               -----------------------
         Total liabilities                      (197)             (180)
                                               -----------------------
     Valuation Allowance                         ---                (2)
                                               -----------------------
                                                $121              $100
                                               ========================

     There was no valuation allowance necessary at December 31, 2001. The valuation allowance at December 31, 2000 was $2,000, a decrease of $5,000 from December 31, 1999.

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


Note 11: Other Comprehensive Income

                                                                                               2000
                                                                           ---------------------------------------------
                                                                                                Tax
                                                                           Before-Tax        (Expense)        Net-of-Tax
                                                                             Amount           Benefit           Amount
                                                                           ---------------------------------------------

     Unrealized gains (losses) on securities:
       Unrealized holding gains arising during the year                        $ 21             $ (7)             $ 14

       Less: reclassification adjustment for gains realized
         in net income                                                           46              (17)               29
                                                                           ---------------------------------------------
       Other comprehensive loss                                                $(25)             $10              $(15)
                                                                           =============================================




                                                                                               1999
                                                                           ---------------------------------------------
                                                                                                Tax
                                                                           Before-Tax        (Expense)        Net-of-Tax
                                                                             Amount           Benefit           Amount
                                                                           ---------------------------------------------
     Unrealized gains (losses) on securities:
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
                                                                           =============================================


Note 12: Commitments and Contingent Liabilities

     In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Association uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

     Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                               2001              2000
                                              ------------------------
     Commitments to extend credit             $9,087            $4,341
     Standby letters of credit                 4,199             4,208

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

     The Association has entered into employment agreements with two officers which provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreement, these payments could occur in the event of a change in control of the Association, as defined, along with other specific conditions. The contingent liability under the agreement in the event of a change in control is approximately $570,000. The Association is not required to pay any amounts under this agreement which cannot be deducted for federal income tax purposes.

     The Company, Association and UFS are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


Note 13: Dividend and Capital Restrictions

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

     At December 31, 2001, the shareholder's equity of the Association was $20,190,000. Although well capitalized, under current regulations in effect, the Association is required to apply to the Office of Thrift Supervision to pay dividends to the Company.


Note 14: Regulatory Capital

     The Association is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

     There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 2001 and 2000, the Association is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 2001 that management believes have changed the Association's classification.


     The Association's actual and required capital amounts and ratios are as follows:


                                                                                        2001
                                                       -----------------------------------------------------------------
                                                                                Required for             To Be Well
                                                           Actual            Adequate Capital 1         Capitalized 1
                                                       Amount     Ratio      Amount       Ratio       Amount     Ratio
                                                       -----------------------------------------------------------------
  Total risk-based capital1 (to risk-weighted assets) $20,709     26.8%      $6,185        8.0%       $7,731     10.0%
  Tier 1 capital1 (to risk-weighted assets)            20,190     26.1%       3,092        4.0%        4,639      6.0%
  Core capital1 (to adjusted total assets)             20,190     14.2%       5,673        4.0%        7,091      5.0%
  Core capital1 (to adjusted tangible assets)          20,190     14.2%       2,836        2.0%                   N/A
  Tangible capital1 (to adjusted total assets)         20,190     14.2%       2,127        1.5%                   N/A
  1 As defined by regulatory agencies

                                                                                            2000
                                                       -----------------------------------------------------------------
                                                                                Required for             To Be Well
                                                           Actual            Adequate Capital 1         Capitalized 1
                                                       Amount     Ratio      Amount       Ratio       Amount     Ratio
                                                       -----------------------------------------------------------------
  Total risk-based capital1 (to risk-weighted assets) $35,195     52.0%      $5,417        8.0%       $6,771     10.0%
  Tier 1 capital1 (to risk-weighted assets)            34,716     51.3%       2,708        4.0%        4,062      6.0%
  Core capital1 (to adjusted total assets)             34,716     27.8%       3,747        3.0%        6,245      5.0%
  Core capital1 (to adjusted tangible assets)          34,716     27.8%       2,498        2.0%                   N/A
  Tangible capital1 (to adjusted total assets)         34,716     27.8%       1,873        1.5%                   N/A
  1 As defined by regulatory agencies



Note 15: Employee Benefit Plans

     The Company provides pension benefits for substantially all of its employees, and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. Pension expense was $1,000, $2,000, and $2,000 for 2001, 2000 and 1999.

     The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $18,000, $15,000 and $8,000 for 2001, 2000 and 1999.

     The Company has an ESOP covering substantially all employees of the Company and Association. The ESOP acquired 184,000 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Accordingly, the $1,840,000 of common stock acquired by the ESOP is shown as a reduction of shareholders' equity. Unearned ESOP shares totaled 142,078 and 152,112 at December 31, 2001 and 2000 and had a fair value of $1,984,600 and $1,901,400 at December 31, 2001 and 2000. Shares are
     released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Association, are made to the ESOP. ESOP expense for the years ended December 31, 2001, 2000 and 1999 was $135,000, $119,000 and
     $122,000. At December 31, 2001, the ESOP had 41,922 allocated shares, 142,078 suspense shares and no committed-to-be released shares. At December 31, 2000, the ESOP had 31,888 allocated shares, 152,112 suspense shares and no committed-to-be released shares.

     The Association has a Recognition and Retention Plan and Trust (RRP). The Association contributed $1,753,853 to the RRP for the purchase of 121,670 shares of Company common stock, and effective June 30, 1998 and June 29, 2001, awards of grants for 78,900 and 10,000 of these shares were issued to various directors, officers and employees of the Association. These awards generally are to vest and be earned by the recipient at a rate of 20% per year. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. Expense under the plan for the years ended December 31, 2001, 2000 and 1999 was $242,000, $227,000 and $227,000.


Note 16: Stock Option Plan

     Under the Company's stock option plan (Plan), which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20% per year. During 1998, the Company authorized the grant of options for up to 304,175 shares of the Company's common stock. Effective June 30, 1998, the Company granted 186,000 of the options. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

     Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. No options have been granted since 1998. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                       1998
                                                                     --------
     Risk-free interest rates                                           5.5%
     Dividend yields                                                     2.7
     Volatility factors of expected market price of common stock        14.0
     Weighted-average expected life of the options                   7 years

     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:


                                                                    2001             2000              1999
                                                                   -----------------------------------------
     Net income                           As reported              $1,851            $1,935           $1,970
                                          Pro forma                 1,753             1,837            1,872
     Basic earnings per share             As reported                 .93               .87              .81
                                          Pro forma                   .88               .83              .77
     Diluted earnings per share           As reported                 .93               .87              .81
                                          Pro forma                   .88               .83              .77


     During the three-year period ended December 31, 2001, the Company had 186,000 options outstanding at a weighted-average exercise price of $14.59. There were 116,800, 74,400 and 37,200 options exercisable at December 31, 2001, 2000 and 1999.

     As of December 31, 2001, the options outstanding have a weighted-average remaining contractual life of 6.5 years.


Note 17: Related Party Transactions

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

     Balances, January 1, 2001                       $  3,071
       New loans, including renewals                    1,578
       Payments, etc.  including renewals              (1,163)
                                                     ---------
     Balances, December 31, 2001                     $  3,486
                                                     =========

     Deposits from related parties held by the Association at December 31, 2001 and 2000, totaled $2,762,000 and $2,038,000.


Note 18: Fair Values of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

     Investment Securities - Fair values are based on quoted market prices.

     Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

     Interest   Receivable/Payable   -  The  fair  value  of  accrued   interest
     receivable/payable approximates carrying values.

     Deposits - Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

     Advance Payments by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

     Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Note Payable - Limited Partnership - The fair value of the borrowing is estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage and consumer loans, and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

     The estimated fair values of the Company's financial instruments are as follows:

                                                                     2001                               2000
                                                        --------------------------------------------------------------
                                                          Carrying            Fair           Carrying            Fair
                                                           Amount             Value           Amount             Value
                                                        --------------------------------------------------------------
     Assets
       Cash and cash equivalents                        $  13,565         $  13,565       $    4,755        $    4,755
       Investment securities held to maturity               2,848             2,968            7,597             7,582
       Loans, net                                         121,749           123,963          109,505           109,856
       Stock in FHLB                                        1,530             1,530            1,044             1,044
       Interest receivable                                    903               903              958               958

     Liabilities
       Deposits                                            81,702            82,645           72,816            73,160
       Borrowings
         FHLB advances                                     25,406            24,966           14,535            14,366
         Notes payable - limited partnership                  477               456              655               572
       Interest payable                                       186               186              196               196
       Advances by borrowers for taxes
         and insurance                                        332               332              279               279

Note 19: Condensed Financial Information (Parent Company Only)

     Presented  below  is  condensed  financial   information  as  to  financial
     position, results of operations and cash flows of the Company:

                            Condensed Balance Sheets
                                                      2001              2000
                                                   --------------------------
     Assets
       Cash                                        $ 13,336          $  1,581
       Investment in subsidiary                      20,190            34,716
       Other assets                                     529               254
                                                   --------------------------
         Total assets                              $ 34,055          $ 36,551
                                                   ==========================
     Liability - other                             $    315          $    363

     Shareholders' Equity                            33,740            36,188
                                                   --------------------------
       Total liabilities and shareholders' equity  $ 34,055          $ 36,551
                                                   ==========================



                         Condensed Statements of Income

                                                               2001             2000              1999
                                                            -------------------------------------------
     Income
       Dividends from subsidiary                            $ 16,709          $   ---           $   ---
       Interest income                                           ---                8                11
       Other income                                               77              144               175
                                                            -------------------------------------------
         Total income                                         16,786              152               186
                                                            -------------------------------------------
     Expenses
       Salaries and employee benefits                             91               95                80
       Legal and professional fees                                78               68                83
       Other expenses                                             32               15                17
                                                            -------------------------------------------
         Total expenses                                          201              178               180
                                                            -------------------------------------------

     Income (loss) before income tax and equity in
       undistributed income of subsidiary                     16,585              (26)                6

     Income tax benefit                                           35                4                 9
                                                            -------------------------------------------
     Income (loss) before equity in undistributed
       income of subsidiary                                   16,620              (22)               (3)

     Equity in undistributed (distribution in excess
       of) income of subsidiary                              (14,769)           1,957             1,973
                                                            -------------------------------------------

     Net Income                                             $  1,851          $ 1,935           $ 1,970
                                                            ===========================================






                       Condensed Statements of Cash Flows

                                                                              2001             2000              1999
                                                                           --------------------------------------------
     Operating Activities
       Net income                                                          $  1,851           $1,935            $1,970
       Items not providing cash
         Distributions in excess of (equity in undistributed)
              income of subsidiary                                           14,769           (1,957)           (1,973)
         Other                                                                 (155)              58                73
                                                                           --------------------------------------------
         Net cash provided by operating activities                           16,465               36                70
                                                                           --------------------------------------------

     Investing Activities
       Purchases of investments available for sale                              ---              ---              (812)
       Proceeds from sales of investments available for sale                    ---              336               596
                                                                           --------------------------------------------
         Net cash provided by (used in) investing activities                    ---              336              (216)
                                                                           --------------------------------------------

     Financing Activities
       Cash dividends                                                        (1,254)          (1,322)           (1,118)
       Repurchase of common stock                                            (3,456)          (3,024)           (3,424)
                                                                           --------------------------------------------
         Net cash used in financing activities                               (4,710)          (4,346)           (4,542)
                                                                           --------------------------------------------
     Net Change in Cash                                                      11,755           (3,974)           (4,688)

     Cash at Beginning of Year                                                1,581            5,555            10,243
                                                                           --------------------------------------------
     Cash at End of Year                                                    $13,336           $1,581            $5,555
                                                                           ============================================

                               BOARD OF DIRECTORS

                                Joseph E. Timmons
                              Chairman of the Board
                      President and Chief Executive Officer
                   Union Federal Savings and Loan Association

         Philip L. Boots                      Samuel H. Hildebrand
         President, Boots Brothers            President, Village
         Oil Company, Inc.                    Traditions, Inc.

         Marvin L. Burkett                    John M. Horner
         Farmer (Retired)                     Dealer Principal
                                              Horner Pontiac Buick GMC

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



             OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

  Joseph E. Timmons                           Ronald L. Keeling
  President and                               Senior Loan Officer
  Chief Executive Officer                     Vice President and
                                              Assistant Secretary

  Denise E. Swearingen                        Alan L. Grimble
  Secretary, Controller/                      Commercial Loan Officer
  Treasurer                                   Executive Vice President

                             Judith E. Wilson-Tulley
                                  Loan Officer
                               Assistant Secretary

     Philip L. Boots (age 55) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

     Marvin L. Burkett (age 73) has worked as a self-employed farmer in Montgomery County since 1956. He currently is semi-retired from farming.

     Phillip E. Grush (age 70) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

     Samuel H. Hildebrand, II (age 62) a resident of Montgomery County since 1964, has served in management positions at R R Donnelley & Sons Co., Crawford Industries, Inc., and Atapco Custom Products. Since 1995, he has served as President of Hildebrand's Village Traditions, Inc. The company is engaged in property management as well as custom fabrication of rain gutter systems through its Custom Flo Division.

     John M. Horner (age 65) has served as the president of Horner Pontiac Buick, Inc. in Crawfordsville since 1974.

     Harry A. Siamas (age 51) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

     Joseph E. Timmons (age 67) has served as President and Chief Executive Officer of Union Federal since 1974 and of UFS Service Corp. since its inception in 1994. He has been an employee of Union Federal since 1954.

Market Information

     The Association converted from a federal mutual savings and loan association to a federal stock savings and loan associaiton effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of February 19, 2002, there were approximately 424 record holders of the Holding Company's Common Stock.

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

                            Stock Price       Dividends
Quarter Ended             High        Low     Per Share
March 31, 2000          $11.3500   $ 9.9375     $.140
June 30, 2000            11.1250    10.1250      .145
September 30, 2000       12.7500    11.0000      .150
December 31, 2000        13.1094    11.2500      .150

March 31, 2001           14.0000    11.6250      .15
June 30, 2001            13.9000    12.4000      .15
September 30, 2001       14.9500    12.6500      .15
December 31, 2001        14.0000    13.0000      .15

Transfer Agent and Registrar

The Fifth Third Bank
Corporate Trust Operations
38 Fountain Square Plaza, MD - 1090F5
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755


General Counsel

Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204


Independent Auditor

BKD LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46244


Shareholders and General Inquiries

The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2001 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Joseph E. Timmons
     President and Chief Executive Officer
     Union Community Bancorp
     221 East Main Street
     Crawfordsville, Indiana 47933